SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 24.8%		
Advertising Sales — 0.1%		
Focus Media Holding ADR*	560	$ 35
Total Advertising Sales		35
Aerospace/Defense — 0.5%		
Boeing	1,148	113
Rockwell Collins	1,500	112
Total Aerospace/Defense		225
Aerospace/Defense-Equipment — 0.1%		
Alliant Techsystems*	450	50
DRS Technologies	81	4
Goodrich	45	3
Total Aerospace/Defense-Equipment		57
Agricultural Chemicals — 0.6%		
Agrium	450	29
CF Industries Holdings	185	16
Monsanto	1,837	179
Potash Corp of Saskatchewan	490	60
Total Agricultural Chemicals		284
Agricultural Operations — 0.0%		
Archer-Daniels-Midland	513	18
Total Agricultural Operations		18
Airlines — 0.1%		
AMR*	700	17
Delta Air Lines*	170	3
UAL*	55	3
US Airways Group*	135	4
Total Airlines		27
Apparel Manufacturers — 0.0%		
Polo Ralph Lauren	164	11
Total Apparel Manufacturers		11
Applications Software — 0.2%		
Citrix Systems*	95	4
Intuit*	205	7
Microsoft	1,660	61
Red Hat*	710	15
Total Applications Software		87
Auto-Cars/Light Trucks — 0.0%		
Ford Motor	1,826	16
Total Auto-Cars/Light Trucks		16
Beverages-Non-Alcoholic — 0.0%		
Coca-Cola	160	10
Total Beverages-Non-Alcoholic		10
Brewery — 0.1%		
Molson Coors Brewing, Cl B	800	46
Total Brewery		46

Description	Shares	Value (000)
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	8	$ —
Total Broadcast Services/Programming		—
Building-Heavy Construction — 0.0%		
Washington Group International*	30	3
Total Building-Heavy Construction		3
Cable TV — 0.1%		
Comcast, Cl A*	163	3
Comcast, Special Cl A*	1,040	22
DIRECTV Group*	706	19
Total Cable TV		44
Casino Hotels — 0.2%		
Harrah's Entertainment	2	—
MGM Mirage*	1,150	106
Total Casino Hotels		106
Casino Services — 0.1%		
International Game Technology	570	25
Total Casino Services		25
Cellular Telecommunications — 0.3%		
Alltel	8	1
NII Holdings*	2,497	144
Total Cellular Telecommunications		145
Chemicals-Diversified — 0.3%		
Celanese, Ser A	1,300	54
E.I. Du Pont de Nemours	1,305	65
Lyondell Chemical	140	7
Rohm & Haas	82	4
Total Chemicals-Diversified		130
Chemicals-Specialty — 0.1%		
Chemtura	160	2
Lubrizol	650	44
Total Chemicals-Specialty		46
Coal — 0.1%		
Arch Coal	135	6
Consol Energy	500	28
Peabody Energy	450	25
Total Coal		59
Commercial Services — 0.0%		
Alliance Data Systems*	45	4
Total Commercial Services		4
Communications Software — 0.0%		
Avid Technology*	110	3
Total Communications Software		3
Computer Aided Design — 0.1%		
Ansys*	615	24
Total Computer Aided Design		24

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Computers — 1.2%		
Apple*	1,340	$ 254
Dell*	290	9
Hewlett-Packard	2,434	126
International Business Machines	187	22
Research In Motion*	1,080	134
Sun Microsystems*	320	2
Total Computers		547
Computers-Memory Devices — 0.3%		
EMC *	4,940	125
Network Appliance*	50	2
Western Digital*	700	18
Total Computers-Memory Devices		145
Containers-Metal/Glass — 0.2%		
Crown Holdings*	1,200	30
Owens-Illinois*	1,400	62
Total Containers-Metal/Glass		92
Containers-Paper/Plastic — 0.0%		
Sealed Air	185	5
Sonoco Products	120	4
Total Containers-Paper/Plastic		9
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	9	1
Total Cosmetics & Toiletries		1
Cruise Lines — 0.1%		
Carnival	1,273	61
Total Cruise Lines		61
Data Processing/Management — 0.0%		
Automatic Data Processing	230	11
Fiserv*	100	6
Total Data Processing/Management		17
Dental Supplies & Equipment — 0.1%		
Dentsply International	910	38
Patterson*	90	3
Total Dental Supplies & Equipment		41
Diagnostic Equipment — 0.0%		
Gen-Probe*	283	20
Total Diagnostic Equipment		20
Dialysis Centers — 0.0%		
DaVita*	40	3
Total Dialysis Centers		3
Distribution/Wholesale — 0.1%		
LKQ*	590	23
Total Distribution/Wholesale		23
Diversified Manufacturing Operations — 0.6%		
3M	520	45
Dover	530	24

Description	Shares	Value (000)
Diversified Manufacturing Operations — continued		
General Electric	1,143	$ 47
Honeywell International	1,282	77
Illinois Tool Works	1,323	76
Textron	400	28
Tyco International	28	1
Total Diversified Manufacturing Operations		298
Drug Delivery Systems — 0.0%		
Hospira*	470	19
Total Drug Delivery Systems		19
E-Commerce/Services — 0.1%		
Ctrip.com International ADR	325	18
Expedia*	144	5
Liberty Media - Interactive, Cl A*	396	8
Total E-Commerce/Services		31
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	863	45
Total Electric Products-Miscellaneous		45
Electric-Integrated — 0.7%		
Allegheny Energy*	121	7
Centerpoint Energy	3,500	59
Dominion Resources	520	48
DTE Energy	1,000	50
Duke Energy	1,793	34
Edison International	255	15
Entergy	603	72
PPL	700	36
Total Electric-Integrated		321
Electronic Components-Miscellaneous — 0.0%		
Flextronics International*	270	3
Tyco Electronics	161	6
Total Electronic Components-Miscellaneous		9
Electronic Components-Semiconductors — 0.4%		
DSP Group*	385	6
Fairchild Semiconductor International*	160	3
Intersil, Cl A	595	18
Micron Technology*	260	3
Nvidia*	3,975	141
QLogic*	405	6
Semtech*	135	2
SiRF Technology Holdings*	120	3
Texas Instruments	174	6
Total Electronic Components-Semiconductors		188
Electronic Forms — 0.2%		
Adobe Systems*	1,920	92
Total Electronic Forms		92
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	1,100	41
Total Electronic Measuring Instruments		41

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	900	$ 36
Total Electronic Parts Distribution		36
Electronics-Military — 0.1%		
L-3 Communications Holdings	300	33
Total Electronics-Military		33
Energy-Alternate Sources — 0.3%		
Covanta Holding*	1,200	32
Sunpower, Cl A*	710	90
Total Energy-Alternate Sources		122
Engineering/R&D Services — 0.4%		
Fluor	533	84
McDermott International*	1,540	94
Total Engineering/R&D Services		178
Engines-Internal Combustion — 0.3%		
Cummins	1,040	125
Total Engines-Internal Combustion		125
Enterprise Software/Services — 0.4%		
BMC Software*	1,800	61
Oracle*	3,260	72
Sybase*	1,600	46
Total Enterprise Software/Services		179
Entertainment Software — 0.1%		
Activision*	1,765	42
Total Entertainment Software		42
Fiduciary Banks — 0.3%		
Bank of New York Mellon	1,605	79
Northern Trust	600	45
State Street	150	12
Total Fiduciary Banks		136
Filtration/Separation Products — 0.1%		
Pall	800	32
Total Filtration/Separation Products		32
Finance-Commercial — 0.0%		
CIT Group	31	1
Total Finance-Commercial		1
Finance-Consumer Loans — 0.1%		
SLM	1,318	62
Total Finance-Consumer Loans		62
Finance-Credit Card — 0.1%		
American Express	855	52
Discover Financial Services	120	2
Total Finance-Credit Card		54
Finance-Investment Banker/Broker — 0.4%		
Bear Stearns	335	38

Description	Shares	Value (000)
Finance-Investment Banker/Broker — continued		
Charles Schwab	927	$ 21
Citigroup	1,424	60
Greenhill	50	4
Interactive Brokers Group, Cl A*	171	5
JPMorgan Chase	1,401	66
MF Global*	100	3
Total Finance-Investment Banker/Broker		197
Finance-Mortgage Loan/Banker — 0.1%		
Freddie Mac	433	23
Total Finance-Mortgage Loan/Banker		23
Finance-Other Services — 0.2%		
Asset Acceptance Capital	285	3
IntercontinentalExchange*	245	44
NASDAQ Stock Market*	650	30
Total Finance-Other Services		77
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	355	13
Total Financial Guarantee Insurance		13
Food-Dairy Products — 0.0%		
Dean Foods	500	14
Total Food-Dairy Products		14
Food-Meat Products — 0.0%		
Tyson Foods, Cl A	858	14
Total Food-Meat Products		14
Food-Miscellaneous/Diversified — 0.2%		
Kraft Foods, Cl A	969	32
Sara Lee	3,600	60
Total Food-Miscellaneous/Diversified		92
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	180	5
Total Food-Wholesale/Distribution		5
Forestry — 0.1%		
Plum Creek Timber	900	40
Total Forestry		40
Gas-Distribution — 0.0%		
WGL Holdings	100	3
Total Gas-Distribution		3
Hazardous Waste Disposal — 0.1%		
Stericycle*	820	48
Total Hazardous Waste Disposal		48
Health Care Cost Containment — 0.1%		
McKesson	408	27
Total Health Care Cost Containment		27

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	600	$ 36
Total Hospital Beds/Equipment		36
Hotels & Motels — 0.0%		
Marriott International, Cl A	29	1
Wyndham Worldwide	155	5
Total Hotels & Motels		6
Human Resources — 0.3%		
Hewitt Associates, Cl A*	1,995	70
Manpower	400	30
Monster Worldwide*	460	19
Total Human Resources		119
Independent Power Producer — 0.0%		
Calpine*	680	1
Mirant*	130	5
Reliant Energy*	70	2
Total Independent Power Producer		8
Industrial Automation/Robot — 0.1%		
Cognex	190	3
Rockwell Automation	500	35
Total Industrial Automation/Robot		38
Industrial Gases — 0.3%		
Praxair	1,680	144
Total Industrial Gases		144
Instruments-Scientific — 0.1%		
PerkinElmer	2,300	63
Total Instruments-Scientific		63
Insurance Brokers — 0.0%		
Marsh & McLennan	160	4
Total Insurance Brokers		4
Internet Content – Information/News — 0.0%		
Baidu.com ADR*	55	21
Total Internet Content – Information/News		21
Internet Infrastructure Software — 0.0%		
F5 Networks*	580	21
Total Internet Infrastructure Software		21
Internet Security — 0.0%		
Symantec*	470	9
Total Internet Security		9
Investment Companies — 0.0%		
KKR Financial Holdings LLC	107	2
Total Investment Companies		2

Description	Shares	Value (000)
Investment Management/Advisory Services — 0.2%		
T Rowe Price Group	1,400	$ 90
Total Investment Management/Advisory Services		90
Life/Health Insurance — 0.1%		
Cigna	1,188	62
Total Life/Health Insurance		62
Linen Supply & Related Items — 0.0%		
Cintas	129	5
Total Linen Supply & Related Items		5
Machine Tools & Related Products — 0.1%		
Kennametal	550	50
Total Machine Tools & Related Products		50
Machinery-Construction & Mining — 0.1%		
Terex*	333	25
Total Machinery-Construction & Mining		25
Machinery-Farm — 0.2%		
Deere	460	71
Total Machinery-Farm		71
Machinery-General Industry — 0.2%		
Manitowoc	765	38
Wabtec	870	32
Total Machinery-General Industry		70
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	55	2
Total Machinery-Print Trade		2
Medical Information Systems — 0.2%		
Cerner*	1,280	76
Total Medical Information Systems		76
Medical Instruments — 0.2%		
Intuitive Surgical*	230	75
Total Medical Instruments		75
Medical Labs & Testing Services — 0.1%		
Covance*	230	19
Laboratory Corp of America Holdings*	450	31
MDS*	90	2
Quest Diagnostics	50	3
Total Medical Labs & Testing Services		55
Medical Products — 0.2%		
Baxter International	1,044	63
Covidien	87	4
Henry Schein *	610	36
Total Medical Products		103
Medical-Biomedical/Genetic — 0.1%		
Celgene*	560	37
Invitrogen*	42	4
Total Medical-Biomedical/Genetic		41

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Medical-Drugs — 0.7%		
Angiotech Pharmaceuticals*	525	$ 2
Bristol-Myers Squibb	1,990	60
Forest Laboratories*	100	4
Pfizer	3,813	94
Schering-Plough	3,834	117
Wyeth	1,282	62
Total Medical-Drugs		339
Medical-Generic Drugs — 0.0%		
Barr Pharmaceuticals*	36	2
Total Medical-Generic Drugs		2
Medical-HMO — 0.2%		
Magellan Health Services*	84	3
WellPoint*	993	79
Total Medical-HMO		82
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	600	29
Total Medical-Hospitals		29
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	250	9
Total Medical-Outpatient/Home Medical		9
Medical-Wholesale Drug Distributors — 0.1%		
AmerisourceBergen	1,061	50
Total Medical-Wholesale Drug Distributors		50
Metal Processors & Fabricators — 0.2%		
Commercial Metals	550	17
Haynes International*	30	3
Precision Castparts	420	63
Sterlite Industries ADR*	840	22
Total Metal Processors & Fabricators		105
Metal-Aluminum — 0.0%		
Alcoa	519	21
Total Metal-Aluminum		21
Metal-Diversified — 0.0%		
Freeport-McMoRan Copper & Gold	139	16
Total Metal-Diversified		16
Motion Pictures & Services — 0.0%		
Macrovision*	250	6
Total Motion Pictures & Services		6
Multi-Line Insurance — 0.5%		
Allstate	760	40
American International Group	1,000	63
Cincinnati Financial	850	34
Hartford Financial Services Group	405	39
Loews	516	25
XL Capital, Cl A	660	48
Total Multi-Line Insurance		249

Description	Shares	Value (000)
Multimedia — 0.0%		
EW Scripps, Cl A	40	$ 2
Total Multimedia		2
Networking Products — 0.4%		
Cisco Systems*	4,720	156
Juniper Networks*	910	33
Total Networking Products		189
Non-Ferrous Metals — 0.2%		
Cameco	1,550	76
Total Non-Ferrous Metals		76
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	2,180	28
Waste Management	440	16
Total Non-Hazardous Waste Disposal		44
Office Automation & Equipment — 0.0%		
Pitney Bowes	550	22
Total Office Automation & Equipment		22
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	255	29
Rowan	75	3
Total Oil & Gas Drilling		32
Oil Companies-Exploration & Production — 0.7%		
Denbury Resources*	410	23
EnCana	510	36
Murphy Oil	205	15
Newfield Exploration*	700	38
Occidental Petroleum	1,424	98
Southwestern Energy*	1,965	102
Ultra Petroleum*	360	25
Total Oil Companies-Exploration & Production		337
Oil Companies-Integrated — 0.7%		
Chevron	392	36
ConocoPhillips	997	85
Exxon Mobil	1,430	131
Hess	750	54
Marathon Oil	253	15
Total Oil Companies-Integrated		321
Oil Field Machinery & Equipment — 0.2%		
FMC Technologies*	365	22
Grant Prideco*	515	25
National Oilwell Varco*	885	65
Total Oil Field Machinery & Equipment		112
Oil Refining & Marketing — 0.3%		
Tesoro	796	48
Valero Energy	960	68
Total Oil Refining & Marketing		116
Oil-Field Services — 0.4%		
Exterran Holdings*	81	7
Helix Energy Solutions Group*	730	34

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Oil-Field Services — continued		
Schlumberger	1,410	$ 136
Total Oil-Field Services		177
Paper & Related Products — 0.1%		
AbitibiBowater	216	8
Domtar*	3,300	28
Smurfit-Stone Container*	335	4
Total Paper & Related Products		40
Pharmacy Services — 0.1%		
Medco Health Solutions*	220	21
Omnicare	65	2
Total Pharmacy Services		23
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	650	43
Total Physical Practice Management		43
Pipelines — 0.3%		
El Paso	1,614	29
Oneok	1,300	65
Questar	300	17
Spectra Energy	1,504	39
Total Pipelines		150
Platinum — 0.0%		
Stillwater Mining*	340	4
Total Platinum		4
Printing-Commercial — 0.1%		
RR Donnelley & Sons	1,017	41
Valassis Communications*	420	4
Total Printing-Commercial		45
Property/Casualty Insurance — 0.3%		
Arch Capital Group*	600	45
Safeco	850	49
Travelers	428	22
WR Berkley	1,350	41
Total Property/Casualty Insurance		157
Publishing-Books — 0.0%		
Scholastic*	30	1
Total Publishing-Books		1
Publishing-Newspapers — 0.1%		
Gannett	467	20
New York Times, Cl A	210	4
Total Publishing-Newspapers		24
Quarrying — 0.0%		
Vulcan Materials	4	—
Total Quarrying		—
Recreational Centers — 0.0%		
Life Time Fitness*	355	22
Total Recreational Centers		22

Description	Shares	Value (000)
Reinsurance — 0.4%		
Allied World Assurance Holdings	56	$ 3
Aspen Insurance Holdings	290	8
Berkshire Hathaway, Cl B*	5	22
Everest Re Group	50	5
Montpelier Re Holdings	415	8
PartnerRe	1,050	87
RenaissanceRe Holdings	900	53
Validus Holdings*	130	3
Total Reinsurance		189
REITs-Diversified — 0.0%		
CapitalSource	190	3
Total REITs-Diversified		3
REITs-Mortgage — 0.0%		
Annaly Capital Management	200	3
Total REITs-Mortgage		3
REITs-Office Property — 0.1%		
Boston Properties	296	32
Total REITs-Office Property		32
Retail-Apparel/Shoe — 0.2%		
Abercrombie & Fitch, Cl A	480	38
Men's Wearhouse	900	38
Total Retail-Apparel/Shoe		76
Retail-Building Products — 0.0%		
Home Depot	630	20
Total Retail-Building Products		20
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	1,215	72
Total Retail-Computer Equipment		72
Retail-Consumer Electronics — 0.0%		
Best Buy	1	—
Total Retail-Consumer Electronics		—
Retail-Discount — 0.0%		
Costco Wholesale	46	3
Total Retail-Discount		3
Retail-Drug Store — 0.3%		
CVS Caremark	2,800	117
Walgreen	480	19
Total Retail-Drug Store		136
Retail-Office Supplies — 0.0%		
Office Depot*	650	12
OfficeMax	70	2
Total Retail-Office Supplies		14
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	560	19
Total Retail-Sporting Goods		19

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
S&L/Thrifts-Western US — 0.1%		
Washington Federal	1,790	$ 43
Total S&L/Thrifts-Western US		43
Schools — 0.1%		
ITT Educational Services*	280	36
Total Schools		36
Semiconductor Components-Integrated Circuits — 0.2%		
Cypress Semiconductor*	90	4
Maxim Integrated Products	2,443	66
Total Semiconductor Components-Integrated Circuits		70
Semiconductor Equipment — 0.1%		
Applied Materials	1,065	21
Novellus Systems*	150	4
Varian Semiconductor Equipment Associates*	560	26
Total Semiconductor Equipment		51
Software Tools — 0.1%		
VMware, Cl A*	180	22
Total Software Tools		22
Steel Pipe & Tube — 0.0%		
Valmont Industries	130	12
Total Steel Pipe & Tube		12
Steel-Specialty — 0.2%		
Allegheny Technologies	942	96
Total Steel-Specialty		96
Super-Regional Banks-US — 0.4%		
Bank of America	1,426	69
Capital One Financial	857	56
Wells Fargo	1,264	43
Total Super-Regional Banks-US		168
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	295	5
Total Telecommunications Equipment-Fiber Optics		5
Telecommunications Services — 0.3%		
Amdocs*	875	30
Embarq	1,200	63
Time Warner Telecom, Cl A*	930	22
Total Telecommunications Services		115
Telephone-Integrated — 0.4%		
AT&T	2,456	102
Level 3 Communications*	355	1
Verizon Communications	1,969	91
Total Telephone-Integrated		194
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	400	34
Total Textile-Home Furnishings		34

Description	Shares	Value (000)
Therapeutics — 0.3%		
Gilead Sciences*	2,430	$ 112
Medicines*	365	7
Warner Chilcott, Cl A*	175	4
Total Therapeutics		123
Tobacco — 0.5%		
Altria Group	1,188	87
Imperial Tobacco Group ADR	986	100
UST	795	42
Total Tobacco		229
Tools-Hand Held — 0.1%		
Stanley Works	945	54
Total Tools-Hand Held		54
Transport-Equipment & Leasing — 0.0%		
Aircastle	90	3
Total Transport-Equipment & Leasing		3
Transport-Marine — 0.1%		
Overseas Shipholding Group	500	37
Total Transport-Marine		37
Transport-Rail — 0.2%		
Burlington Northern Santa Fe	533	46
Canadian Pacific Railway	250	18
CSX	303	14
Union Pacific	19	2
Total Transport-Rail		80
Transport-Services — 0.1%		
Expeditors International Washington	500	25
FedEx	18	2
Total Transport-Services		27
Veterinary Diagnostics — 0.0%		
VCA Antech*	435	20
Total Veterinary Diagnostics		20
Vitamins & Nutrition Products — 0.1%		
Herbalife	705	31
Total Vitamins & Nutrition Products		31
Web Hosting/Design — 0.1%		
Equinix*	370	43
Total Web Hosting/Design		43
Web Portals/ISP — 0.4%		
Google, Cl A*	239	169
Sina*	470	27
Total Web Portals/ISP		196
Wireless Equipment — 0.4%		
American Tower, Cl A*	2,715	120
Nokia ADR*	1,379	55

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio

October 31, 2007(Unaudited)

Description	Shares	Value (000)
Wireless Equipment — continued		
RF Micro Devices*	620	$ 3
Total Wireless Equipment		178
Total Common Stock (Cost $9,166)		11,436
FOREIGN COMMON STOCK — 7.2%		
Australia — 0.5%		
Ausenco	1,534	22
BHP Billiton	365	16
Commonwealth Bank of Australia	150	9
Dominion Mining	21,870	127
Leighton Holdings	551	32
QBE Insurance Group	906	28
Santos	284	4
Telstra	1,700	7
Woolworths	200	6
Total Australia		251
Austria — 0.2%		
Andritz	82	6
Telekom Austria	200	6
Voestalpine	1,059	95
Total Austria		107
Belgium — 0.2%		
Delhaize Group	757	72
Dexia	625	20
Fortis	100	3
Total Belgium		95
Canada — 0.3%		
Bank of Nova Scotia	600	34
Canadian Imperial Bank of Commerce	400	43
EnCana	200	14
Gerdau Ameristeel	300	4
Metro	100	4
Petro-Canada	100	6
Teck Cominco, Cl B	600	30
Total Canada		135
Denmark — 0.0%		
Jyske Bank	100	8
Total Denmark		8
Finland — 0.0%		
Outokumpu	238	9
Total Finland		9
France — 0.4%		
Air France-KLM	1,278	49
BNP Paribas	380	42
Bouygues	18	2
Cap Gemini	94	6
CNP Assurances	190	24
France Telecom	100	3
Societe Generale	290	49
Total	122	10

Description	Shares	Value (000)
France— continued		
Vivendi	83	$ 4
Total France		189
Germany — 1.0%		
Allianz SE	55	12
Deutsche Bank *	14	2
Deutsche Lufthansa	2,986	88
E.ON	822	161
Freenet	62	2
MAN	94	17
Muenchener Rueckversicherungs	85	16
Salzgitter	517	102
ThyssenKrupp	233	15
United Internet	839	19
Total Germany		434
Greece — 0.0%		
Intracom Holdings	200	1
Total Greece		1
Hong Kong — 0.0%		
CLP Holdings	500	3
Vtech Holdings	2,326	20
Total Hong Kong		23
Italy — 0.4%		
ENI	2,972	109
IFIL - Investments	101	1
Indesit	2,793	50
Milano Assicurazioni	521	4
Total Italy		164
Japan — 1.3%		
At-group	1,000	16
Bosch	15	—
Cosmos Initia	6,000	22
FUJIFILM Holdings	1,800	86
Fujitsu	700	6
Fujitsu Frontech	100	1
KDDI	3	23
Makita	1,000	48
Maruetsu*	2,000	14
Mitani	3,300	36
Nikon	2,000	64
Nintendo	200	127
Nippon Steel	700	5
Nippon Telegraph & Telephone	3	14
Ricoh Leasing	100	2
Santen Pharmaceutical	50	1
Sumitomo Mitsui Financial Group	1	8
Tokyo Electron	9	1
Toyota Motor	2,200	126
Victor Company of Japan*	1,000	2
Yamazen	1,000	5
Total Japan		607

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Netherlands — 0.9%		
Aegon	38	$ 1
Heineken	1,201	84
Hunter Douglas	368	34
ING Groep	2,232	101
Royal Dutch Shell, Cl A	3,509	154
Royal KPN	1,082	21
Total Netherlands		395
New Zealand — 0.2%		
Air New Zealand	52,426	86
New Zealand Refining	4,754	28
Sky Network Television	210	1
Total New Zealand		115
Norway — 0.1%		
Norsk Hydro	800	12
StatoilHydro	689	23
Total Norway		35
Singapore — 0.1%		
Hotel Grand Central	21,000	17
Singapore Airlines	2,800	38
Swiber Holdings*	6,000	15
Total Singapore		70
Spain — 0.1%		
Banco Bilbao Vizcaya Argentaria	1,130	29
Banco Santander	173	4
Telefonica	312	10
Total Spain		43
Sweden — 0.3%		
JM	2,000	45
Volvo, Cl B	4,019	79
Total Sweden		124
Switzerland — 0.2%		
Bell Holding	9	16
Credit Suisse Group	541	37
UBS	120	6
Zurich Financial Services	80	24
Total Switzerland		83
United Kingdom — 1.0%		
Antofagasta	6,190	108
Ashtead	238	1
AstraZeneca	649	32
Barclays	900	11
BHP Billiton	393	15
British Airways*	501	5
BT Group	16,917	115
HBOS	280	5
Imperial Tobacco Group*	123	6
International Power	2,100	21
Lloyds TSB Group	200	2
Marks & Spencer Group	439	6
NETeller *	209	—
Next	153	7
Rio Tinto	400	38
Royal Bank of Scotland Group	3,669	40
Royal Dutch Shell, Cl B	578	25

Description	Shares/Face Amount(000)	Value (000)
United Kingdom — continued		
Standard Chartered	118	$ 5
Tesco	1,600	16
Total United Kingdom		458
Total Foreign Common Stock		
(Cost $2,492)		3,346
FOREIGN PREFERRED STOCK — 0.0%		
Germany — 0.0%		
Porsche	4	11
Total Germany		11
Total Foreign Preferred Stock		
(Cost $3)		11
INVESTMENT COMPANY — 0.0%		
Index Fund-Value-Mid Cap — 0.0%		
iShares Russell Midcap Value Index Fund	100	15
Total Index Fund-Value-Mid Cap		15
Total Investment Company		
(Cost $13)		15
U.S. GOVERNMENT AGENCY OBLIGATIONS — 17.3%		
Federal Home Loan Mortgage Corporation		
6.500%, 04/01/35	$ 5	5
6.500%, 08/01/37	79	81
6.000%, 08/01/29	20	21
6.000%, 07/01/37	69	70
6.000%, 08/01/37	421	423
5.894%, 12/01/36 (A)	262	264
5.875%, 03/21/11	40	42
5.857%, 01/01/37 (A)	348	352
5.783%, 03/01/37 (A)	82	82
5.500%, 09/01/17	20	20
5.500%, 09/01/19	30	30
5.500%, 07/01/20	43	43
5.500%, 08/01/20	120	121
5.500%, 09/01/21	218	219
5.500%, 04/01/22	88	88
5.500%, 06/01/22	5	5
5.500%, 11/01/36	204	201
5.500%, 12/01/36	238	235
5.500%, 05/01/37	384	378
5.400%, 03/17/21	150	152
5.265%, 04/01/37 (A)	172	171
5.000%, 07/01/21	269	265
5.000%, 05/01/22	277	273
Federal Home Loan Mortgage Corporation MTN		
5.250%, 02/24/11	165	166
Federal National Mortgage Association		
6.500%, 03/01/35	112	115
6.500%, 10/01/37	230	234
6.250%, 02/01/11	250	262
6.000%, 01/01/29	66	67
6.000%, 12/15/31	235	238
6.000%, 05/01/33	64	64

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio

October 31, 2007(Unaudited)

Description	Face Amount(000)	Value (000)
U.S. GOVERNMENT AGENCY OBLIGATIONS — continued		
Federal National Mortgage Association- continued		
6.000%, 07/01/36	$ 139	$ 140
6.000%, 08/01/36	85	86
6.000%, 09/01/36	204	206
6.000%, 10/01/36	4	4
6.000%, 11/01/36	14	14
6.000%, 02/01/37	266	268
5.500%, 03/01/20	54	54
5.500%, 04/01/21	71	71
5.500%, 11/01/21	34	34
5.500%, 12/01/35	515	508
5.500%, 01/01/36	56	55
5.500%, 02/01/36	183	181
5.500%, 03/01/36	175	173
5.500%, 04/01/36	115	113
5.500%, 11/01/36	87	86
5.500%, 11/01/36	216	213
5.500%, 12/01/36	455	448
5.125%, 01/02/14	40	40
5.000%, 05/01/37	123	118
Federal National Mortgage Association TBA		
6.500%, 11/15/37	465	476
Total U.S. Government Agency Obligations (Cost $7,905)		7,975
U.S. TREASURY OBLIGATIONS — 17.1%		
U.S. Treasury Bonds		
7.500%, 11/15/16	50	61
5.375%, 02/15/31	435	471
4.750%, 02/15/37	245	245
4.500%, 02/15/36	290	279
U.S. Treasury Notes		
4.875%, 08/15/09	35	36
4.875%, 07/31/11	100	103
4.750%, 05/15/14	545	560
4.750%, 08/15/17	1,920	1,963
4.625%, 11/15/09	315	319
4.625%, 02/29/12	470	480
4.500%, 11/30/11	210	213
4.500%, 05/15/17	500	502
4.125%, 08/31/12	1,190	1,189
3.875%, 07/15/10	1,490	1,488
Total U.S. Treasury Obligations (Cost $7,824)		7,909
ASSET-BACKED — 0.6%		
Home Equity — 0.2%		
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (A)		
6.506%, 03/26/33	92	85
Total Home Equity		85
Credit Card — 0.4%		
Chase Issuance Trust, Ser 2007-A15 A,		
4.960%, 09/17/12	175	175
Total Credit Card		175
Total Asset-Backed (Cost $265)		260

Description	Face Amount(000)	Value (000)
CORPORATE BONDS — 17.6%		
Abbott Laboratories		
5.600%, 05/15/11	$ 125	$ 128
Advanta Capital Trust, Ser B		
8.990%, 12/17/26	55	50
Alliance One		
11.000%, 05/15/12	80	86
American General Finance		
4.000%, 03/15/11	50	48
Ameriprise Financial		
5.350%, 11/15/10	45	45
Amgen		
4.000%, 11/18/09	20	20
AOL Time Warner		
6.875%, 05/01/12	75	79
Apache		
5.250%, 04/15/13	165	165
Aramark Services (A)		
8.856%, 02/01/15	57	57
Astrazeneca		
6.450%, 09/15/37	20	21
5.400%, 09/15/12	260	263
AT&T Wireless		
8.750%, 03/01/31	45	58
7.875%, 03/01/11	60	65
Bank of America		
5.375%, 08/15/11	120	121
5.375%, 06/15/14	20	20
Bank One		
5.900%, 11/15/11	60	61
5.250%, 01/30/13	80	80
Belden CDT		
7.000%, 03/15/17	56	57
Canadian National Railway		
5.800%, 06/01/16	65	66
Canadian Natural Resources		
6.700%, 07/15/11	20	21
5.700%, 05/15/17	95	94
Cascades		
7.250%, 02/15/13	75	73
Caterpillar Financial Services		
5.050%, 12/01/10	75	76
Chubb		
4.934%, 11/16/07	60	60
Cisco Systems		
5.500%, 02/22/16	35	35
5.250%, 02/22/11	110	111
Citigroup		
5.100%, 09/29/11	130	130
Coleman Cable		
9.875%, 10/01/12	85	84
Columbus Southern Power, Ser C		
5.500%, 03/01/13	40	40
Comcast		
5.900%, 03/15/16	85	85
5.875%, 02/15/18	20	20
5.300%, 01/15/14	25	25
ConocoPhillips Canada		
5.625%, 10/15/16	75	76
Costco Wholesale		
5.500%, 03/15/17	20	20
Covidien 144A		
6.000%, 10/15/17	10	10
5.450%, 10/15/12	20	20
CRH America		
6.000%, 09/30/16	40	39

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Description	Face Amount(000)		Value (000)	Description	Face Amount(000)		Value (000)
CORPORATE BONDS — continued				**CORPORATE BONDS — continued**			
DaimlerChrysler				Metlife			
4.750%, 01/15/08	$ 90	$	90	5.375%, 12/15/12	$ 30	$	30
Deutsche Telekom				5.000%, 06/15/15	95		91
8.000%, 06/15/10	135		145	MGM Mirage			
Diageo Capital				6.625%, 07/15/15	35		33
5.750%, 10/23/17	20		20	5.875%, 02/27/14	35		32
Dominion Resources, Ser A				Midamerican Energy Holdings			
5.600%, 11/15/16	20		20	5.875%, 10/01/12	125		128
D.R. Horton				Morgan Stanley			
7.875%, 08/15/11	33		32	4.000%, 01/15/10	75		73
Echostar DBS				Nextel Communications, Ser E			
7.125%, 02/01/16	120		125	6.875%, 10/31/13	90		90
Eog Resources				PepsiCo			
5.875%, 09/15/17	20		20	5.150%, 05/15/12	35		35
ERP Operating LP				PNC Funding			
5.750%, 06/15/17	135		131	4.200%, 03/10/08	50		50
5.125%, 03/15/16	70		66	Prologis Trust			
Federal Home Loan Bank				7.100%, 04/15/08	20		20
5.250%, 11/03/09	375		378	Prudential Financial, Ser B MTN			
5.000%, 10/16/09	130		131	5.100%, 09/20/14	20		19
FedEx				PSEG Power			
5.500%, 08/15/09	30		30	7.750%, 04/15/11	75		81
Ford Motor Credit				6.950%, 06/01/12	35		37
7.375%, 10/28/09	120		116	PSI Energy			
FPL Group Capital				6.050%, 06/15/16	20		20
5.625%, 09/01/11	150		153	Quebecor World 144A			
FTI Consulting				9.750%, 01/15/15	100		97
7.750%, 10/01/16	120		125	Qwest			
General Electric Capital, Ser A MTN				8.875%, 03/15/12	25		27
4.375%, 03/03/12	50		49	Residential Capital 144A(A)			
General Electric Capital, Ser G MTN				8.044%, 04/17/09	110		68
5.720%, 08/22/11	75		75	Rogers Cable			
General Mills				6.750%, 03/15/15	20		21
5.650%, 09/10/12	150		152	Saint Acquisition 144A			
General Motors Acceptance				13.308%, 05/15/15 (A)	58		37
7.000%, 02/01/12	115		105	12.500%, 05/15/17	8		5
Goldman Sachs Group				SBC Communications			
6.750%, 10/01/37	10		10	5.625%, 06/15/16	30		30
Hartford Financial Services Group				5.100%, 09/15/14	95		93
5.375%, 03/15/17	30		29	Schering-Plough			
Hospira				6.750%, 12/01/33	30		32
6.050%, 03/30/17	20		20	5.550%, 12/01/13	90		90
HSBC Finance				Shell International			
6.375%, 10/15/11	110		114	5.625%, 06/27/11	65		67
Ikon Office Solutions				Simon Property Group			
7.750%, 09/15/15	90		92	5.750%, 12/01/15	25		25
International Lease Finance				Southern Power, Ser B			
5.750%, 06/15/11	25		25	6.250%, 07/15/12	35		36
5.650%, 06/01/14	125		124	Starbucks			
John Deere Capital				6.250%, 08/15/17	170		173
5.400%, 10/17/11	30		30	Stater Brothers Holdings			
John Deere Capital, Ser D MTN				8.125%, 06/15/12	35		35
4.400%, 07/15/09	85		84	Telecom Italia Capital			
Kraft Foods				4.000%, 11/15/08	135		133
7.000%, 08/11/37	20		22	Tesoro 144A			
6.500%, 08/11/17	35		37	6.500%, 06/01/17	104		103
Landry's Restaurants				TFM Sa De Cv			
9.500%, 12/15/14	70		70	9.375%, 05/01/12	25		27
Lehman Brothers Holdings				Time Warner Cable 144A			
6.200%, 09/26/14	5		5	5.850%, 05/01/17	35		35
Marathon Oil				Toys R Us			
6.600%, 10/01/37	10		10	7.875%, 04/15/13	30		26
Masco				True Temper Sports			
6.125%, 10/03/16	15		15	8.375%, 09/15/11	80		54
MasTec				Tyco Electronics 144A			
7.625%, 02/01/17	50		49	6.550%, 10/01/17	25		26

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio

October 31, 2007(Unaudited)

Description	Face Amount(000)	Value (000)
CORPORATE BONDS — continued		
Union Pacific		
3.875%, 02/15/09	$ 150	$ 148
Uno Restaurant 144A		
10.000%, 02/15/11	28	22
Valassis Communication		
8.250%, 03/01/15	100	84
Virginia Electric Power		
6.000%, 05/15/37	20	20
Wachovia MTN		
5.700%, 08/01/13	95	96
Wal-Mart Stores		
4.550%, 05/01/13	35	34
Washington Mutual Financial		
6.875%, 05/15/11	25	26
Weatherford International 144A		
6.350%, 06/15/17	200	205
5.950%, 06/15/12	30	31
Weyerhaeuser		
5.950%, 11/01/08	10	10
Willis North America		
6.200%, 03/28/17	20	20
Wyeth		
5.500%, 02/01/14	35	35
Xcel Energy 144A		
5.613%, 04/01/17	135	133
Xerox Capital Trust I		
8.000%, 02/01/27	85	84
Total Corporate Bonds		
(Cost $8,225)		8,135
MORTGAGE RELATED — 6.9%		
Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	91	90
Banc of America Mortgage CMO, Ser D, Cl 2A4		
4.778%, 05/25/35 (A)	275	273
Bear Stearns CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	120	117
Bear Stearns CMBS, Ser 2005-T20, Cl A2		
5.127%, 10/12/42 (A)	150	150
Bear Stearns CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	180	179
Bear Stearns CMBS, Ser 2006-T22, Cl A2		
5.465%, 04/12/38 (A)	140	141
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2		
6.069%, 09/25/36 (A)	200	203
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1		
6.045%, 09/25/36 (A)	321	322
Chase Mortgage Finance, Ser 2007-A1, Cl 12A2		
5.939%, 03/25/37 (A)	225	225
Citicorp CMO, Ser, 2006-3 2A1		
5.500%, 06/25/21	220	218
Citigroup CMBS, Ser 2004-C2, Cl A3		
4.380%, 10/15/41	170	165

Description	Face Amount(000)/Shares	Value (000)
MORTGAGE RELATED —continued		
Countrywide Home Loans CMO, Ser 2007-18, Cl 1A1		
6.000%, 11/25/37	$ 238	$ 237
JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	145	142
JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	137	136
Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	220	217
Wells Fargo CMO, Ser 2006-11, Cl A8		
6.000%, 09/25/36	149	148
Wells Fargo CMO, Ser 2007-7 A1,		
6.000%, 06/25/37	228	226
Total Mortgage Related		
(Cost $3,184)		3,189
FOREIGN BONDS — 2.4%		
Bundesrepublik, Ser 02 (EUR)		
5.000%, 07/04/12	60	90
Bundesrepublik, Ser 03 (EUR)		
4.750%, 07/04/34	100	150
3.750%, 07/04/13	24	34
Bundesrepublik, Ser 04 (EUR)		
3.750%, 01/04/15	35	50
Bundesrepublik, Ser 05 (EUR)		
3.500%, 01/04/16	20	28
Canada (CAD)		
5.750%, 06/01/33	20	26
5.250%, 06/01/13	90	100
Citigroup, Ser INTL (JPY)		
2.400%, 10/31/25	3,900	32
Development Bank of Japan, Ser INTL (JPY)		
1.750%, 03/17/17	10,000	87
Netherlands Government (EUR)		
4.250%, 07/15/13	66	96
Swedish Government, Ser 3015 (SEK)		
3.500%, 12/01/15	400	80
Swedish Government, Ser 1049 (SEK)		
4.500%, 08/12/15	500	80
United Kingdom Gilt (GBP)		
4.000%, 09/07/16	120	233
Total Foreign Bonds		
(Cost $987)		1,086
MONEY MARKET FUND — 7.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.060% (B)	3,290,362	3,290
Total Money Market Fund		
(Cost $3,290)		3,290

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

Total Investments 101.0% (Cost $43,354) †		46,652
Other Assets and Liabilities, Net (1.0%)		(462)
Total Net Assets 100.0%	$	46,190

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration normally to qualified institutions. On October 31, 2007, the value of these securities amounted to $792 (000), representing 1.7% of the net assets of the Fund.

(A) — Variable rate security — the rate reported is the rate as of October 31, 2007.

(B) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.

ADR — American Depositary Receipt
CAD — Canadian Dollar
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
DBS — Direct Broadcast Satellite
EUR — Euro
GBP — British Pound Sterling
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
LP — Limited Partnership
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krone
Ser — Series
TBA — To be Announced
Cost figures are shown with "000's" omitted.

Amounts designated as "—"are either $0 or have been rounded to $0.

† At October 31, 2007, the tax basis cost of the Fund's investments was $43,353,617 and the unrealized appreciation and depreciation were $3,712,376 and $(414,705) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Conservative Portfolio
October 31, 2007(Unaudited)

As of October 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
12/11/2007	EUR	(61,184)	AUD	102,778	$6,786
12/11/2007	GBP	(67,523)	AUD	166,963	14,913
12/11/2007	JPY	(5,881,110)	AUD	63,717	7,950
12/11/2007	USD	(51,077)	AUD	57,745	2,565
12/11/2007	USD	(52,382)	CAD	55,629	6,580
12/11/2007	EUR	(20,000)	CHF	32,635	(731)
12/11/2007	EUR	(32,983)	DKK	245,535	(60)
12/11/2007	USD	(94,296)	DKK	512,969	5,464
12/11/2007	AUD	(134,809)	EUR	80,000	(9,266)
12/11/2007	CAD	(102,508)	EUR	70,896	(5,880)
12/11/2007	GBP	(349,862)	EUR	508,303	10,449
12/11/2007	JPY	(12,847,349)	EUR	80,000	4,030
12/11/2007	SEK	(176,886)	EUR	18,875	(518)
12/11/2007	USD	(3,083,845)	EUR	2,241,130	164,793
12/11/2007	EUR	(171,597)	GBP	120,000	399
12/11/2007	USD	(351,675)	GBP	174,963	11,573
12/11/2007	EUR	(877,770)	JPY	136,286,111	(85,383)
12/11/2007	USD	(366,500)	JPY	41,673,945	(3,409)
12/11/2007	EUR	(44,778)	NOK	357,254	1,664
12/11/2007	USD	(141,829)	NOK	793,039	5,947
12/11/2007	NOK	(300,000)	SEK	354,800	15
12/11/2007	USD	(100,986)	SEK	652,535	1,855
12/12/2007	AUD	(72,494)	USD	59,228	(8,116)
12/13/2007	CAD	(100,000)	USD	102,062	(3,928)
12/14/2007	EUR	(14,179)	USD	20,000	(553)
12/15/2007	JPY	(9,263,080)	USD	80,000	(706)
12/16/2007	SEK	(455,124)	USD	66,441	(5,287)
					$121,146

AUD — Australian Dollar

CAD — Canadian Dollar

CHF — Swiss Franc

DKK — Danish Krone

EUR — Euro

GBP — British Pound Sterling

JPY — Japanese Yen

NOK — Norwegian Krone

SEK — Swedish Krona

USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 46.7%		
Advanced Materials/Products — 0.1%		
Hexcel*	3,450	$ 86
Total Advanced Materials/Products		86
Advertising Sales — 0.1%		
Focus Media Holding ADR*	3,040	188
Total Advertising Sales		188
Advertising Services — 0.0%		
inVentiv Health*	1,300	55
Total Advertising Services		55
Aerospace/Defense — 0.8%		
Aerovironment*	1,580	41
Boeing	7,404	730
Rockwell Collins	7,595	568
Teledyne Technologies*	940	49
Total Aerospace/Defense		1,388
Aerospace/Defense-Equipment — 0.3%		
AAR*	555	18
Alliant Techsystems*	2,200	243
BE Aerospace*	2,889	144
DRS Technologies	1,331	76
Goodrich	355	25
Total Aerospace/Defense-Equipment		506
Agricultural Biotech — 0.0%		
Origin Agritech Limited*	1,110	10
Total Agricultural Biotech		10
Agricultural Chemicals — 0.8%		
Agrium	2,500	159
CF Industries Holdings	1,430	126
Monsanto	9,223	900
Potash Corp of Saskatchewan	2,275	279
Total Agricultural Chemicals		1,464
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	6,411	229
Tejon Ranch*	470	19
Total Agricultural Operations		248
Airlines — 0.1%		
AMR*	4,400	106
Delta Air Lines*	1,350	28
UAL*	410	20
US Airways Group*	1,070	30
Total Airlines		184
Apparel Manufacturers — 0.1%		
Gymboree*	490	17
Polo Ralph Lauren	1,922	132
Total Apparel Manufacturers		149
Applications Software — 0.5%		
Citrix Systems*	760	33
Intuit*	1,615	52

Description	Shares	Value (000)
Applications Software — continued		
Microsoft	18,705	$ 689
Nuance Communications*	905	20
Red Hat*	3,040	65
Total Applications Software		859
Audio/Video Products — 0.0%		
DTS*	576	16
Total Audio/Video Products		16
Auto-Cars/Light Trucks — 0.1%		
Ford Motor	20,273	180
Total Auto-Cars/Light Trucks		180
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	1,120	20
Total Auto-Medium & Heavy Duty Trucks		20
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	464	9
Total Auto/Truck Parts & Equipment-Original		9
Batteries/Battery Systems — 0.0%		
EnerSys*	1,500	27
Total Batteries/Battery Systems		27
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	1,680	104
Coca-Cola Bottling	690	40
Total Beverages-Non-Alcoholic		144
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	1,700	71
Molson Coors Brewing, Cl B	4,500	258
Total Brewery		329
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	103	4
Total Broadcast Services/Programming		4
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction Industries GDR	600	110
Total Building & Construction-Miscellaneous		110
Building Products-Air & Heating — 0.0%		
AAON	3,025	55
Total Building Products-Air & Heating		55
Building-Heavy Construction — 0.0%		
Washington Group International*	680	66
Total Building-Heavy Construction		66
Cable TV — 0.3%		
Comcast, Cl A*	4,628	97
Comcast, Special Cl A*	11,050	231

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Cable TV — continued		
DIRECTV Group*	5,588	$ 148
Total Cable TV		476
Casino Hotels — 0.3%		
Harrah's Entertainment	27	2
MGM Mirage*	5,475	502
Total Casino Hotels		504
Casino Services — 0.1%		
International Game Technology	2,550	111
Total Casino Services		111
Cellular Telecommunications — 0.6%		
Alltel	109	8
America Movil SAB de CV, Ser L ADR	1,600	105
NII Holdings*	12,555	728
Tim Participacoes ADR	1,700	79
Turkcell Iletisim Hizmet ADR	2,300	55
Vimpel-Communications ADR	2,200	72
Total Cellular Telecommunications		1,047
Chemicals-Diversified — 0.5%		
Celanese, Ser A	7,500	315
EI Du Pont de Nemours	7,900	391
Lyondell Chemical	1,120	53
Olin	745	17
Rohm & Haas	638	33
Total Chemicals-Diversified		809
Chemicals-Specialty — 0.2%		
Chemtura	1,340	13
Hercules	1,630	32
Lubrizol	3,700	251
Terra Industries*	3,400	124
Total Chemicals-Specialty		420
Coal — 0.3%		
Alpha Natural Resources*	870	24
Arch Coal	1,140	47
Consol Energy	3,000	170
Massey Energy	1,570	50
Peabody Energy	2,930	162
Walter Industries	1,190	36
Total Coal		489
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	3,450	98
Total Commercial Banks Non-US		98
Commercial Banks-Central US — 0.2%		
Bank Mutual	3,850	43
First Busey	2,150	45
First Midwest Bancorp	700	24
Heartland Financial USA	1,050	21
Irwin Financial	4,600	44
MB Financial	2,250	75
Old Second Bancorp	1,450	40
Total Commercial Banks-Central US		292

Description	Shares	Value (000)
Commercial Banks-Eastern US — 0.0%		
Independent Bank	1,100	$ 33
Total Commercial Banks-Eastern US		33
Commercial Banks-Western US — 0.1%		
AmericanWest Bancorp	1,450	28
Centennial Bank Holdings*	7,950	44
Glacier Bancorp	1,600	33
Imperial Capital Bancorp	1,200	26
Silver State Bancorp*	1,700	30
Sterling Financial	1,250	27
Total Commercial Banks-Western US		188
Commercial Services — 0.1%		
Alliance Data Systems*	405	33
Arbitron	990	50
ExlService Holdings*	1,007	27
PHH*	790	18
Steiner Leisure*	1,100	49
Total Commercial Services		177
Commercial Services-Finance — 0.1%		
Wright Express*	2,285	88
Total Commercial Services-Finance		88
Communications Software — 0.1%		
Avid Technology*	1,860	55
DivX*	2,400	30
Total Communications Software		85
Computer Aided Design — 0.1%		
Ansys*	3,340	130
Parametric Technology*	2,400	45
Total Computer Aided Design		175
Computer Services — 0.0%		
Syntel	365	16
Total Computer Services		16
Computer Software — 0.0%		
Double-Take Software*	1,439	34
Omniture*	450	15
Total Computer Software		49
Computers — 1.7%		
Apple*	6,335	1,203
Dell*	2,860	88
Hewlett-Packard	16,153	835
International Business Machines	1,605	186
Research In Motion*	6,025	750
Sun Microsystems*	2,635	15
Total Computers		3,077
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	2,250	43
Radisys*	1,960	26
Riverbed Technology*	474	16
Total Computers-Integrated Systems		85

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Computers-Memory Devices — 0.5%		
EMC Corp/Massachusetts*	28,125	$ 714
Network Appliance*	410	13
Silicon Storage Technology*	4,470	15
Western Digital*	4,100	106
Xyratex*	1,700	29
Total Computers-Memory Devices		877
Computers-Peripheral Equipment — 0.0%		
Electronics for Imaging*	2,750	63
Total Computers-Peripheral Equipment		63
Consulting Services — 0.2%		
Advisory Board*	480	31
FTI Consulting*	1,955	106
Huron Consulting Group*	365	26
LECG*	2,400	42
MAXIMUS	1,170	56
Watson Wyatt Worldwide, Cl A	600	28
Total Consulting Services		289
Containers-Metal/Glass — 0.3%		
Crown Holdings*	7,000	174
Owens-Illinois*	8,200	364
Total Containers-Metal/Glass		538
Containers-Paper/Plastic — 0.0%		
Sealed Air	1,530	38
Sonoco Products	960	30
Total Containers-Paper/Plastic		68
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	171	12
Total Cosmetics & Toiletries		12
Cruise Lines — 0.2%		
Carnival	6,835	328
Total Cruise Lines		328
Data Processing/Management — 0.1%		
Automatic Data Processing	2,450	121
Commvault Systems*	723	15
Fair Isaac	210	8
Fiserv*	800	44
Total Data Processing/Management		188
Dental Supplies & Equipment — 0.2%		
Dentsply International	5,225	217
Patterson*	770	30
Sirona Dental Systems*	1,300	44
Total Dental Supplies & Equipment		291
Diagnostic Equipment — 0.1%		
Gen-Probe*	1,480	104
Hansen Medical*	488	19
Total Diagnostic Equipment		123

Description	Shares	Value (000)
Diagnostic Kits — 0.0%		
Inverness Medical Innovations*	1,150	$ 69
Total Diagnostic Kits		69
Dialysis Centers — 0.0%		
DaVita*	335	22
Dialysis Corp of America*	3,870	36
Total Dialysis Centers		58
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	6,320	33
Total Direct Marketing		33
Distribution/Wholesale — 0.1%		
LKQ*	3,070	118
Owens & Minor	1,050	43
Total Distribution/Wholesale		161
Diversified Manufacturing Operations — 1.2%		
3M	3,720	321
Dover	4,995	230
General Electric	11,725	483
Honeywell International	9,039	546
Illinois Tool Works	7,116	407
Textron	2,400	166
Total Diversified Manufacturing Operations		2,153
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	5,800	219
Oglebay Norton*	2,900	104
Total Diversified Minerals		323
Diversified Operations — 0.0%		
Resource America, Cl A	1,150	18
Total Diversified Operations		18
Drug Delivery Systems — 0.1%		
Hospira*	2,800	116
Total Drug Delivery Systems		116
E-Commerce/Products — 0.0%		
B2W Global Do Varejo GDR	650	70
Blue Nile*	90	7
Total E-Commerce/Products		77
E-Commerce/Services — 0.1%		
Ctrip.com International ADR	1,770	100
Expedia*	1,203	39
Liberty Media - Interactive, Cl A*	3,300	70
priceline.com*	360	34
Total E-Commerce/Services		243
E-Marketing/Information — 0.0%		
Constant Contact*	388	10
Total E-Marketing/Information		10

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio

October 31, 2007(Unaudited)

Description	Shares	Value (000)
E-Services/Consulting — 0.1%		
GSI Commerce*	2,795	$ 80
Perficient*	1,443	27
Total E-Services/Consulting		107
Educational Software — 0.0%		
Blackboard*	360	18
SkillSoft ADR*	4,900	44
Total Educational Software		62
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	4,624	242
Total Electric Products-Miscellaneous		242
Electric-Integrated — 1.2%		
Centerpoint Energy	21,200	355
Dominion Resources	2,850	261
DTE Energy	5,800	288
Duke Energy	9,584	184
Edison International	5,270	306
Entergy	3,218	386
Otter Tail	1,300	45
Pike Electric*	2,400	47
PPL	4,300	222
Total Electric-Integrated		2,094
Electronic Components-Miscellaneous — 0.2%		
AU Optronics ADR	2,700	59
Celestica*	8,180	56
Flextronics International*	2,225	27
Hon Hai Precision GDR 144A	6,000	91
Tyco Electronics	1,378	49
Total Electronic Components-Miscellaneous		282
Electronic Components-Semiconductors — 0.8%		
Bookham*	4,560	14
DSP Group*	6,420	101
Fairchild Semiconductor International*	1,300	24
Ikanos Communications*	7,720	51
Intersil, Cl A	3,490	106
Micron Technology*	2,110	22
Microsemi*	1,950	52
Nvidia*	19,662	696
QLogic*	6,080	94
Samsung Electronics GDR 144A	240	73
Semtech*	1,135	19
Silicon Laboratories*	290	13
SiRF Technology Holdings*	2,170	65
Texas Instruments	2,677	87
Zoran*	1,730	44
Total Electronic Components-Semiconductors		1,461
Electronic Design Automation — 0.1%		
Comtech Group*	1,455	31
Magma Design Automation*	1,230	18
Synplicity*	8,020	50
Total Electronic Design Automation		99
Electronic Forms — 0.2%		
Adobe Systems*	9,110	436
Total Electronic Forms		436

Description	Shares	Value (000)
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	6,100	$ 225
Itron*	270	29
Total Electronic Measuring Instruments		254
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	5,000	200
Total Electronic Parts Distribution		200
Electronic Security Devices — 0.0%		
Taser International*	1,270	21
Total Electronic Security Devices		21
Electronics-Military — 0.1%		
EDO	580	34
L-3 Communications Holdings	1,550	170
Total Electronics-Military		204
Energy-Alternate Sources — 0.4%		
Covanta Holding*	7,500	203
Sunpower, Cl A*	3,375	427
Total Energy-Alternate Sources		630
Engineering/R&D Services — 0.6%		
Fluor	3,726	589
McDermott International*	7,325	447
Shaw Group*	950	71
Total Engineering/R&D Services		1,107
Engines-Internal Combustion — 0.4%		
Cummins	5,370	644
Total Engines-Internal Combustion		644
Enterprise Software/Services — 0.6%		
BMC Software*	9,900	335
Informatica*	2,500	43
Novell*	3,350	25
Open Text*	800	25
Oracle*	15,475	343
PROS Holdings*	1,730	31
Sybase*	8,900	255
Taleo, Cl A*	676	19
Ultimate Software Group*	605	21
Total Enterprise Software/Services		1,097
Entertainment Software — 0.1%		
Activision*	9,550	226
Total Entertainment Software		226
Environmental Consulting & Engineering — 0.0%		
Tetra Tech*	3,200	75
Total Environmental Consulting & Engineering		75
Fiduciary Banks — 0.5%		
Bank of New York Mellon	7,673	375
Northern Trust	4,100	308
State Street	1,530	122
Total Fiduciary Banks		805

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Filtration/Separation Products — 0.2%		
Clarcor	2,350	$ 86
Pall	4,500	180
Total Filtration/Separation Products		266
Finance-Commercial — 0.0%		
CIT Group	275	10
Total Finance-Commercial		10
Finance-Consumer Loans — 0.2%		
First Marblehead	650	25
Nelnet, Cl A	2,420	45
SLM	7,149	337
Total Finance-Consumer Loans		407
Finance-Credit Card — 0.2%		
American Express	4,600	280
Discover Financial Services	990	19
Total Finance-Credit Card		299
Finance-Investment Banker/Broker — 0.9%		
Bear Stearns	1,800	204
Charles Schwab	11,149	259
Citigroup	7,638	320
Cowen Group*	3,460	42
Greenhill	399	30
Interactive Brokers Group, Cl A*	1,370	40
JPMorgan Chase	12,363	581
KBW*	700	21
MF Global*	810	24
Piper Jaffray*	240	12
Total Finance-Investment Banker/Broker		1,533
Finance-Mortgage Loan/Banker — 0.2%		
Freddie Mac	5,324	278
Total Finance-Mortgage Loan/Banker		278
Finance-Other Services — 0.3%		
Asset Acceptance Capital	6,120	66
eSpeed, Cl A*	1,580	16
FCStone Group*	522	18
GFI Group*	220	19
IntercontinentalExchange*	1,330	237
NASDAQ Stock Market*	3,450	161
Total Finance-Other Services		517
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	1,930	71
Total Financial Guarantee Insurance		71
Food-Dairy Products — 0.1%		
Dean Foods	2,700	75
Wimm-Bill-Dann Foods ADR	570	68
Total Food-Dairy Products		143
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	8,857	140
Total Food-Meat Products		140

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	5,228	$ 175
Sara Lee	19,600	324
Total Food-Miscellaneous/Diversified		499
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	1,700	55
X5 Retail Group GDR*	1,800	65
Total Food-Retail		120
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	1,530	44
Total Food-Wholesale/Distribution		44
Forestry — 0.1%		
Plum Creek Timber	5,200	232
Total Forestry		232
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	848	25
Total Gambling (Non-Hotel)		25
Gas-Distribution — 0.0%		
WGL Holdings	830	28
Total Gas-Distribution		28
Hazardous Waste Disposal — 0.1%		
Stericycle*	4,280	250
Total Hazardous Waste Disposal		250
Health Care Cost Containment — 0.2%		
McKesson	4,905	324
Total Health Care Cost Containment		324
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	3,600	216
Total Hospital Beds/Equipment		216
Hotels & Motels — 0.1%		
Lodgian*	1,270	15
Marriott International, Cl A	374	15
Morgans Hotel Group*	580	13
Wyndham Worldwide	1,245	41
Total Hotels & Motels		84
Human Resources — 0.4%		
Cross Country Healthcare*	1,310	21
Hewitt Associates, Cl A	10,915	385
Hudson Highland Group*	1,890	22
Kenexa*	600	18
Manpower	2,300	172
Monster Worldwide*	2,430	98
Total Human Resources		716
Import/Export — 0.0%		
Castle Brands*	910	3
Total Import/Export		3

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Independent Power Producer — 0.0%		
Calpine*	5,300	$ 8
Mirant*	1,090	46
Reliant Energy*	590	16
Total Independent Power Producer		70
Industrial Automation/Robot — 0.2%		
Cognex	1,560	28
Intermec*	2,700	69
iRobot*	1,360	25
Rockwell Automation	3,000	206
Total Industrial Automation/Robot		328
Industrial Gases — 0.4%		
Praxair	7,975	682
Total Industrial Gases		682
Instruments-Scientific — 0.2%		
PerkinElmer	12,900	355
Total Instruments-Scientific		355
Insurance Brokers — 0.0%		
eHealth*	885	25
Marsh & McLennan	2,050	53
Total Insurance Brokers		78
Internet Application Software — 0.1%		
CryptoLogic	2,040	40
DealerTrack Holdings*	991	49
Interwoven*	2,900	41
Vocus*	286	10
Total Internet Application Software		140
Internet Connective Services — 0.0%		
Internap Network Services*	1,600	27
Total Internet Connective Services		27
Internet Content-Information/News — 0.1%		
Baidu.com ADR*	390	149
Total Internet Content-Information/News		149
Internet Financial Services — 0.0%		
Authorize.Net Holdings*	2,450	57
Total Internet Financial Services		57
Internet Infrastructure Software — 0.1%		
F5 Networks*	3,360	121
Total Internet Infrastructure Software		121
Internet Security — 0.1%		
Symantec*	4,950	93
Total Internet Security		93
Investment Companies — 0.0%		
KKR Financial Holdings	943	15
Total Investment Companies		15

Description	Shares	Value (000)
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	310	$ 41
T Rowe Price Group	7,015	451
Total Investment Management/Advisory Services		492
Lasers-Systems/Components — 0.0%		
Electro Scientific Industries*	1,420	31
Newport*	2,400	33
Total Lasers-Systems/Components		64
Life/Health Insurance — 0.2%		
Cigna	7,506	394
Total Life/Health Insurance		394
Linen Supply & Related Items — 0.0%		
Cintas	1,030	38
Total Linen Supply & Related Items		38
Machine Tools & Related Products — 0.1%		
Kennametal	2,900	265
Total Machine Tools & Related Products		265
Machinery-Construction & Mining — 0.1%		
Bucyrus International, Cl A	400	33
Terex*	3,162	235
Total Machinery-Construction & Mining		268
Machinery-Electrical — 0.1%		
Baldor Electric	1,400	56
Franklin Electric	1,550	68
Total Machinery-Electrical		124
Machinery-Farm — 0.2%		
Deere	2,650	410
Total Machinery-Farm		410
Machinery-General Industry — 0.2%		
Manitowoc	4,820	237
Wabtec	4,730	178
Total Machinery-General Industry		415
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	430	17
Total Machinery-Print Trade		17
Marine Services — 0.0%		
Aegean Marine Petroleum Network	430	18
Total Marine Services		18
Medical Imaging Systems — 0.0%		
IRIS International*	637	12
Total Medical Imaging Systems		12
Medical Information Systems — 0.2%		
Cerner*	6,075	362
Total Medical Information Systems		362

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio

October 31, 2007(Unaudited)

Description	Shares	Value (000)
Medical Instruments — 0.3%		
Abaxis*	409	$ 12
Conceptus*	1,701	37
Intuitive Surgical*	1,075	351
Natus Medical*	3,990	72
Trans1*	361	9
Total Medical Instruments		481
Medical Labs & Testing Services — 0.2%		
Covance*	1,080	89
Laboratory Corp of America Holdings*	2,300	158
MDS	760	17
Quest Diagnostics	380	20
Total Medical Labs & Testing Services		284
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	510	19
Total Medical Laser Systems		19
Medical Products — 0.4%		
Baxter International	5,132	308
Covidien	1,683	70
Henry Schein*	3,420	205
Orthofix International*	920	50
PSS World Medical*	3,150	64
Syneron Medical*	1,150	21
Vital Signs	750	40
Total Medical Products		758
Medical-Biomedical/Genetic — 0.3%		
Alexion Pharmaceuticals*	398	30
AMAG Pharmaceuticals*	220	14
Cambrex	850	10
Celgene*	3,050	201
Illumina*	260	15
Integra LifeSciences Holdings*	1,250	61
Invitrogen*	385	35
Keryx Biopharmaceuticals*	1,440	15
Lifecell*	730	32
Martek Biosciences*	1,340	41
Total Medical-Biomedical/Genetic		454
Medical-Drugs — 1.2%		
Angiotech Pharmaceuticals*	12,035	57
Aspreva Pharmaceuticals*	1,420	36
Axcan Pharma*	2,840	58
Bristol-Myers Squibb	10,319	309
Forest Laboratories*	840	33
Indevus Pharmaceuticals*	1,850	14
Medicis Pharmaceutical, Cl A	360	11
Pfizer	25,281	622
Schering-Plough	20,198	616
Valeant Pharmaceuticals International*	1,690	25
Wyeth	8,498	413
Total Medical-Drugs		2,194
Medical-Generic Drugs — 0.0%		
Barr Pharmaceuticals*	300	17
Perrigo	1,050	25
Total Medical-Generic Drugs		42
Medical-HMO — 0.3%		
Magellan Health Services*	650	$ 27
WellPoint*	5,346	424
Total Medical-HMO		451
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	4,170	203
Total Medical-Hospitals		203
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	3,700	33
Skilled Healthcare Group, Cl A*	940	15
Total Medical-Nursing Homes		48
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	2,110	73
Total Medical-Outpatient/Home Medical		73
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	7,736	364
Cardinal Health	837	57
Total Medical-Wholesale Drug Distributors		421
Metal Processors & Fabricators — 0.5%		
CIRCOR International	1,300	65
Commercial Metals	3,200	100
Haynes International*	1,665	146
Ladish*	1,784	82
Precision Castparts	2,110	316
Sterlite Industries ADR*	8,455	220
Total Metal Processors & Fabricators		929
Metal Products-Distributors — 0.0%		
AM Castle	2,000	60
Total Metal Products-Distributors		60
Metal-Aluminum — 0.1%		
Alcoa	5,683	225
Total Metal-Aluminum		225
Metal-Copper — 0.0%		
Taseko Mines*	9,000	53
Total Metal-Copper		53
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold	1,668	196
Total Metal-Diversified		196
Miscellaneous Manufacturing — 0.0%		
Trimas*	4,570	73
Total Miscellaneous Manufacturing		73
Motion Pictures & Services — 0.0%		
Macrovision*	2,025	49
Total Motion Pictures & Services		49

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Multi-Line Insurance — 0.9%		
ACE	96	$ 6
Allstate	4,121	216
American International Group	5,400	341
Cincinnati Financial	4,700	187
Hartford Financial Services Group	2,215	215
Loews	6,205	305
XL Capital, Cl A	4,686	337
Total Multi-Line Insurance		1,607
Multimedia — 0.0%		
EW Scripps, Cl A	360	16
Gemstar-TV Guide International*	4,550	31
Walt Disney	305	11
Total Multimedia		58
Networking Products — 0.7%		
Anixter International*	1,050	75
Atheros Communications*	310	11
Cisco Systems*	26,080	862
Extreme Networks*	5,490	24
Foundry Networks*	500	11
Juniper Networks*	4,700	169
Switch & Data Facilities*	888	17
Total Networking Products		1,169
Non-Ferrous Metals — 0.2%		
Cameco	7,355	361
Total Non-Ferrous Metals		361
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	13,450	170
Waste Management	4,660	170
Total Non-Hazardous Waste Disposal		340
Office Automation & Equipment — 0.1%		
Pitney Bowes	3,430	137
Total Office Automation & Equipment		137
Oil & Gas Drilling — 0.2%		
Atlas America	1,425	82
Diamond Offshore Drilling	1,510	171
Rowan	610	24
Total Oil & Gas Drilling		277
Oil Companies-Exploration & Production — 1.4%		
Arena Resources*	620	23
ATP Oil & Gas*	465	27
Cabot Oil & Gas	1,600	64
Denbury Resources*	2,250	127
EnCana	2,375	166
Forest Oil*	1,350	66
Gazprom OAO ADR	1,750	87
Goodrich Petroleum*	1,200	40
Harvest Natural Resources*	5,460	75
Murphy Oil	1,000	74
Newfield Exploration*	4,100	221
NovaTek OAO GDR	1,900	110
Occidental Petroleum	7,672	530
Parallel Petroleum*	1,060	22
PetroHawk Energy*	3,200	59
Southwestern Energy*	10,105	523

Description	Shares	Value (000)
Oil Companies-Exploration & Production - continued		
Stone Energy*	1,355	$ 60
Ultra Petroleum*	2,210	157
Total Oil Companies-Exploration & Production		2,431
Oil Companies-Integrated — 1.4%		
Chevron	3,089	283
ConocoPhillips	5,389	458
Exxon Mobil	10,924	1,005
Hess	4,000	286
Marathon Oil	2,671	158
Petroleo Brasileiro ADR	2,550	244
Total Oil Companies-Integrated		2,434
Oil Field Machinery & Equipment — 0.4%		
Dresser-Rand Group*	790	31
FMC Technologies*	1,910	116
Grant Prideco*	2,850	140
National Oilwell Varco*	4,450	326
T-3 Energy Services*	695	33
Total Oil Field Machinery & Equipment		646
Oil Refining & Marketing — 0.3%		
Tesoro	4,800	291
Valero Energy	4,525	319
Total Oil Refining & Marketing		610
Oil-Field Services — 0.8%		
Exterran Holdings*	684	58
Helix Energy Solutions Group*	4,365	202
Hercules Offshore*	2,250	61
Key Energy Services*	3,900	54
Matrix Service*	1,300	38
North American Energy Partners*	2,500	46
Oceaneering International*	800	62
Schlumberger	6,700	647
Superior Energy Services*	1,650	61
W-H Energy Services*	1,180	68
Willbros Group*	1,500	57
Total Oil-Field Services		1,354
Paper & Related Products — 0.2%		
AbitibiBowater	4,982	171
Domtar*	17,600	151
Neenah Paper	970	33
Schweitzer-Mauduit International	1,190	33
Smurfit-Stone Container*	2,740	33
Total Paper & Related Products		421
Pharmacy Services — 0.1%		
Medco Health Solutions*	2,668	252
Omnicare	510	15
Total Pharmacy Services		267
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	3,900	255
Total Physical Practice Management		255
Physical Therapy/Rehabilitation Centers — 0.0%		
Psychiatric Solutions*	1,295	51
Total Physical Therapy/Rehabilitation Centers		51

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Pipelines — 0.5%		
El Paso	16,000	$ 283
Oneok	6,700	335
Questar	1,900	108
Spectra Energy	8,092	210
Total Pipelines		936
Platinum — 0.0%		
Stillwater Mining*	7,040	78
Total Platinum		78
Pollution Control — 0.0%		
Fuel Tech*	305	9
Total Pollution Control		9
Power Conversion/Supply Equipment — 0.0%		
Delta Electronics GDR	2,500	50
Total Power Conversion/Supply Equipment		50
Printing-Commercial — 0.2%		
RR Donnelley & Sons	6,131	247
Valassis Communications*	3,400	33
VistaPrint*	570	27
Total Printing-Commercial		307
Private Corrections — 0.0%		
Geo Group*	1,940	61
Total Private Corrections		61
Property/Casualty Insurance — 0.6%		
Arch Capital Group*	3,300	247
Safeco	5,850	339
Travelers	4,857	254
WR Berkley	6,800	205
Total Property/Casualty Insurance		1,045
Publishing-Books — 0.0%		
Courier	1,250	47
Scholastic*	200	8
Total Publishing-Books		55
Publishing-Newspapers — 0.1%		
Dolan Media*	600	16
Gannett	2,529	107
New York Times, Cl A	1,680	33
Total Publishing-Newspapers		156
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	3,290	37
Total Publishing-Periodicals		37
Quarrying — 0.0%		
Vulcan Materials	51	4
Total Quarrying		4
Radio — 0.0%		
Radio One, Cl D*	4,025	14
Total Radio		14

Description	Shares	Value (000)
Recreational Centers — 0.1%		
Life Time Fitness*	1,800	$ 109
Town Sports International Holdings*	1,900	29
Total Recreational Centers		138
Reinsurance — 0.8%		
Allied World Assurance Holdings	465	22
Aspen Insurance Holdings	4,450	122
Berkshire Hathaway, Cl B*	53	234
Endurance Specialty Holdings	820	32
Everest Re Group	375	40
Montpelier Re Holdings	6,595	118
PartnerRe	6,050	504
RenaissanceRe Holdings	5,500	321
Validus Holdings*	2,500	65
Total Reinsurance		1,458
REITs-Apartments — 0.2%		
AvalonBay Communities	1,044	128
BRE Properties	1,060	58
Camden Property Trust	1,181	74
Equity Residential	1,622	68
Total REITs-Apartments		328
REITs-Diversified — 0.2%		
CapitalSource	1,550	28
Colonial Properties Trust	1,152	36
Digital Realty Trust	1,271	56
PS Business Parks	331	19
Vornado Realty Trust	1,671	187
Total REITs-Diversified		326
REITs-Health Care — 0.1%		
Health Care	1,336	59
Nationwide Health Properties	2,381	74
Ventas	1,600	69
Total REITs-Health Care		202
REITs-Hotels — 0.2%		
DiamondRock Hospitality	3,081	59
FelCor Lodging Trust	2,230	47
Host Hotels & Resorts	5,913	131
LaSalle Hotel Properties	842	35
Total REITs-Hotels		272
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	156	8
Total REITs-Manufactured Homes		8
REITs-Mortgage — 0.0%		
Annaly Capital Management	1,660	28
MFA Mortgage Investments	4,980	43
Total REITs-Mortgage		71
REITs-Office Property — 0.4%		
American Financial Realty Trust	4,580	31
BioMed Realty Trust	2,803	67
Boston Properties	3,163	343
Corporate Office Properties Trust SBI MD	734	30
Highwoods Properties	1,559	56

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007 (Unaudited)

Description	Shares	Value (000)
REITs-Office Property - continued		
Kilroy Realty	961	$ 63
SL Green Realty	1,073	129
Total REITs-Office Property		719
REITs-Regional Malls — 0.3%		
CBL & Associates Properties	1,208	40
General Growth Properties	2,616	142
Simon Property Group	2,486	259
Taubman Centers	1,171	69
Total REITs-Regional Malls		510
REITs-Shopping Centers — 0.2%		
Acadia Realty Trust	1,134	30
Federal Realty Investment Trust	869	77
Kimco Realty	1,891	79
Kite Realty Group Trust	1,526	28
Regency Centers	1,308	93
Total REITs-Shopping Centers		307
REITs-Storage — 0.1%		
Public Storage	1,600	130
Total REITs-Storage		130
REITs-Warehouse/Industrial — 0.1%		
AMB Property	1,676	110
EastGroup Properties	180	9
Prologis	1,880	135
Total REITs-Warehouse/Industrial		254
Rental Auto/Equipment — 0.0%		
H&E Equipment Services*	3,770	66
Total Rental Auto/Equipment		66
Retail-Apparel/Shoe — 0.3%		
Abercrombie & Fitch, Cl A	2,250	178
Aeropostale*	700	16
AnnTaylor Stores*	1,400	43
Footstar	3,670	18
Kenneth Cole Productions, Cl A	800	15
Men's Wearhouse	5,200	220
Syms	2,640	38
Total Retail-Apparel/Shoe		528
Retail-Automobile — 0.0%		
Group 1 Automotive	1,360	42
Total Retail-Automobile		42
Retail-Building Products — 0.1%		
Home Depot	3,400	107
Total Retail-Building Products		107
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	7,230	428
Total Retail-Computer Equipment		428
Retail-Consumer Electronics — 0.0%		
Best Buy	17	1
Total Retail-Consumer Electronics		1

Description	Shares	Value (000)
Retail-Discount — 0.0%		
Costco Wholesale	662	$ 45
Total Retail-Discount		45
Retail-Drug Store — 0.4%		
CVS Caremark	14,490	605
Walgreen	4,790	190
Total Retail-Drug Store		795
Retail-Gardening Products — 0.0%		
Tractor Supply*	500	21
Total Retail-Gardening Products		21
Retail-Jewelry — 0.0%		
Movado Group	1,600	48
Total Retail-Jewelry		48
Retail-Office Supplies — 0.0%		
Office Depot*	3,500	66
OfficeMax	570	18
Total Retail-Office Supplies		84
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	22,200	102
Total Retail-Propane Distributors		102
Retail-Restaurants — 0.0%		
BJ's Restaurants*	400	8
Total Retail-Restaurants		8
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	2,560	85
Zumiez*	221	9
Total Retail-Sporting Goods		94
Retirement/Aged Care — 0.0%		
Emeritus*	1,000	33
Total Retirement/Aged Care		33
S&L/Thrifts-Central US — 0.0%		
Citizens First Bancorp	1,000	18
Franklin Bank*	2,600	20
Total S&L/Thrifts-Central US		38
S&L/Thrifts-Eastern US — 0.2%		
Brookline Bancorp	5,510	59
Clifton Savings Bancorp	3,300	36
Dime Community Bancshares	3,250	47
Flushing Financial	2,350	40
Investors Bancorp*	3,050	46
KNBT Bancorp	2,200	38
NewAlliance Bancshares	2,900	41
Provident New York Bancorp	4,100	51
Total S&L/Thrifts-Eastern US		358
S&L/Thrifts-Southern US — 0.0%		
BankUnited Financial, Cl A	2,350	20
Total S&L/Thrifts-Southern US		20

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
S&L/Thrifts-Western US — 0.2%		
PFF Bancorp	1,900	$ 20
Provident Financial Holdings	1,550	31
Washington Federal	10,240	247
Total S&L/Thrifts-Western US		298
Schools — 0.2%		
Capella Education*	560	35
ITT Educational Services*	1,490	190
Learning Tree International*	2,740	60
New Oriental Education & Technology Group ADR*	300	27
Strayer Education	215	40
Total Schools		352
Semiconductor Components-Integrated Circuits — 0.6%		
Anadigics*	1,063	16
Cirrus Logic*	7,800	48
Cypress Semiconductor*	2,800	102
Emulex*	2,050	44
Integrated Device Technology*	3,050	41
Maxim Integrated Products	24,725	670
Powertech Technology GDR	9,577	77
Total Semiconductor Components-Integrated Circuits		998
Semiconductor Equipment — 0.2%		
Applied Materials	5,500	107
Brooks Automation*	1,760	23
Entegris*	4,430	40
Novellus Systems*	1,190	34
Tessera Technologies*	790	30
Ultratech*	770	9
Varian Semiconductor Equipment Associates*	2,870	132
Total Semiconductor Equipment		375
Software Tools — 0.1%		
VMware, Cl A*	1,000	125
Total Software Tools		125
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	1,210	11
Total Specified Purpose Acquisition		11
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	760	9
TMK OAO GDR 144A	1,900	84
Valmont Industries	690	66
Total Steel Pipe & Tube		159
Steel-Producers — 0.1%		
Olympic Steel	1,150	30
Severstal GDR	3,300	79
Total Steel-Producers		109
Steel-Specialty — 0.3%		
Allegheny Technologies	4,645	475
Total Steel-Specialty		475

Description	Shares	Value (000)
Super-Regional Banks-US — 0.6%		
Bank of America	7,476	$ 361
Capital One Financial	6,557	430
Wells Fargo	6,778	231
Total Super-Regional Banks-US		1,022
Telecommunications Equipment — 0.1%		
Comtech Telecommunications*	900	49
OpNext*	1,328	16
Plantronics	1,050	29
Tollgrade Communications*	2,180	18
Total Telecommunications Equipment		112
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	2,515	38
Total Telecommunications Equipment-Fiber Optics		38
Telecommunications Services — 0.4%		
Amdocs*	5,290	182
Cbeyond*	317	12
Embarq	6,700	355
MasTec*	1,760	28
Orbcomm*	2,274	19
RCN	2,840	41
SAVVIS*	500	19
Time Warner Telecom, Cl A*	6,560	152
Total Telecommunications Services		808
Telephone-Integrated — 0.7%		
AT&T	18,208	761
General Communication, Cl A*	3,700	43
IDT, Cl B	3,410	27
Level 3 Communications*	2,860	9
Verizon Communications	10,646	490
Total Telephone-Integrated		1,330
Television — 0.0%		
Sinclair Broadcast Group, Cl A	1,825	22
Total Television		22
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	2,200	188
Total Textile-Home Furnishings		188
Theaters — 0.0%		
National CineMedia	823	22
Total Theaters		22
Therapeutics — 0.4%		
Gilead Sciences*	11,520	532
Medicines*	2,920	56
Theravance*	890	22
Warner Chilcott, Cl A*	1,395	26
Total Therapeutics		636
Tobacco — 0.7%		
Altria Group	7,868	574
Imperial Tobacco Group ADR	5,341	543

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Tobacco - continued		
UST	4,284	$ 228
Total Tobacco		1,345
Tools-Hand Held — 0.2%		
Stanley Works	5,040	290
Total Tools-Hand Held		290
Transactional Software — 0.0%		
Innerworkings*	1,683	27
VeriFone Holdings*	230	11
Total Transactional Software		38
Transport-Air Freight — 0.0%		
ABX Air*	3,950	25
Total Transport-Air Freight		25
Transport-Equipment & Leasing — 0.1%		
Aircastle	1,810	58
GATX	480	20
Genesis Lease	2,080	46
Greenbrier	2,460	66
Total Transport-Equipment & Leasing		190
Transport-Marine — 0.1%		
Overseas Shipholding Group	2,500	186
Paragon Shipping, Cl A	440	11
Total Transport-Marine		197
Transport-Rail — 0.2%		
Burlington Northern Santa Fe	2,848	248
Canadian Pacific Railway	1,500	106
CSX	1,600	72
Union Pacific	105	13
Total Transport-Rail		439
Transport-Services — 0.1%		
Expeditors International Washington	2,360	120
FedEx	385	40
Total Transport-Services		160
Transport-Truck — 0.0%		
Forward Air	900	29
Total Transport-Truck		29
Veterinary Diagnostics — 0.1%		
VCA Antech*	1,930	89
Total Veterinary Diagnostics		89
Vitamins & Nutrition Products — 0.1%		
Herbalife	4,295	189
Total Vitamins & Nutrition Products		189
Water — 0.0%		
Consolidated Water	1,400	46
Total Water		46

Description	Shares	Value (000)
Web Hosting/Design — 0.1%		
Equinix*	1,960	$ 229
Total Web Hosting/Design		229
Web Portals/ISP — 0.7%		
Google, Cl A*	1,472	1,041
Sina*	2,560	147
Trizetto Group*	2,600	42
Total Web Portals/ISP		1,230
Wireless Equipment — 0.6%		
American Tower, Cl A*	13,390	592
Aruba Networks*	1,142	22
Globecomm Systems*	720	11
InterDigital*	3,240	70
Nokia ADR	7,113	283
RF Micro Devices*	16,830	104
Total Wireless Equipment		1,082
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	1,001	22
Total Wound, Burn & Skin Care		22
Total Common Stock		
(Cost $69,722)		84,003
FOREIGN COMMON STOCK — 13.8%		
Australia — 0.8%		
Ausenco	1,061	15
BHP Billiton	1,134	50
Caltex Australia	5,990	120
Dominion Mining	21,904	128
Leighton Holdings	3,815	224
Minara Resources	3,448	22
Qantas Airways	91,470	506
Riversdale Mining*	165	1
Sally Malay Mining	2,902	16
Santos	31,697	417
Total Australia		1,499
Austria — 0.2%		
OMV	2,213	166
Voestalpine	1,697	154
Total Austria		320
Belgium — 0.4%		
Belgacom	200	10
Delhaize Group	1,213	116
Dexia	16,377	527
Tessenderlo Chemie	330	21
Total Belgium		674
Bermuda — 0.0%		
Catlin Group	1,606	17
Total Bermuda		17
Brazil — 0.1%		
Banco do Brasil	4,400	80
Localiza Rent A CAR	5,200	62

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio

October 31, 2007(Unaudited)

Description	Shares	Value (000)
Brazil - continued		
Porto Seguro	1,800	$ 81
Total Brazil		223
Canada — 0.5%		
Allen-Vanguard*	3,300	37
Canadian Imperial Bank of Commerce/Canada	1,300	141
Gerdau Ameristeel	500	7
Jean Coutu Group, Cl A	1,500	22
Methanex	2,100	64
Petro-Canada	1,600	92
Teck Cominco, Cl B	8,600	431
TELUS	300	17
Total Canada		811
China — 0.2%		
China Life Insurance, Cl H	6,000	40
Harbin Power Equipment, Cl H	34,000	111
Industrial & Commercial Bank of China, Cl H	139,000	133
Total China		284
Denmark — 0.1%		
Norden	1,511	187
Sydbank	550	25
Topdanmark	275	48
Total Denmark		260
Finland — 0.0%		
Outokumpu	1,467	55
Total Finland		55
France — 0.9%		
Air France-KLM	7,497	286
BNP Paribas	4,007	444
CNP Assurances	312	40
France Telecom	6,587	244
Lafarge	70	11
Rallye	280	22
Recylex*	942	36
Societe Generale	2,691	455
Vivendi	2,232	101
Total France		1,639
Germany — 1.2%		
Balda	129	1
Commerzbank	230	10
Deutsche Lufthansa	2,286	67
E.ON	2,046	400
Epcos	1,056	21
Koenig & Bauer	1,307	46
KUKA*	1,407	57
MAN	2,738	490
Norddeutsche Affinerie	1,129	47
Salzgitter	2,066	407
ThyssenKrupp	8,157	543
Volkswagen	147	43
Total Germany		2,132

Description	Shares	Value (000)
Hong Kong — 0.4%		
ASM Pacific Technology	1,948	$ 15
China Everbright International	130,000	69
China Infrastructure Machinery Holdings	25,000	56
China Mobile	10,000	207
China Resources Enterprise	18,000	79
CNOOC	45,000	97
Hong Kong Exchanges and Clearing	1,000	33
Kingdee International Software Group	54,000	41
Orient Overseas International	2,200	23
Regal Hotels International Holdings	308,000	26
Television Broadcasts	6,000	39
Vtech Holdings	2,326	20
Total Hong Kong		705
Indonesia — 0.1%		
Bank Rakyat Indonesia	95,000	82
Ciputra Development*	522,000	52
PT Astra International	25,000	71
Total Indonesia		205
Italy — 0.6%		
Enel	57,414	688
ENI	8,157	298
Fondiaria-SAI	978	48
Indesit	2,938	52
Total Italy		1,086
Japan — 2.5%		
Arcs	4,700	70
Bosch	34	—
Central Japan Railway	22	228
Century Leasing System	900	9
Cosmos Initia	4,000	15
Daiichikosho	2,200	26
FUJIFILM Holdings	4,200	201
Heiwa	1,300	15
IBJ Leasing	300	6
Inui Steamship	1,600	40
JFE Shoji Holdings	5,000	39
KDDI	47	355
Kohnan Shoji	2,200	36
Kyoei Steel	800	20
Leopalace21	2,000	64
Makita	3,200	154
Marubeni	82,000	704
Maruetsu*	5,000	34
Mitsumi Electric	4,600	212
Mori Seiki	300	8
Nikon	10,000	321
Nintendo	1,600	1,016
Nippon Mining Holdings	28,000	265
Nippon Oil	20,000	177
Nippon Steel Trading	4,000	13
Nippon Telegraph & Telephone	44	201
Nissan Shatai	3,000	24
Shinsho	3,000	13
Sumitomo	1,300	23
Tokyo Electron	18	1
Tokyo Tekko	3,000	14
Toyo Kohan	3,000	17
Toyota Motor	1,100	63
Victor Company of Japan*	7,000	14

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Japan – continued		
Yamato Kogyo	2,300	$ 107
Total Japan		4,505
Luxembourg — 0.1%		
Millicom International Cellular*	1,050	123
Total Luxembourg		123
Malaysia — 0.1%		
SP Setia	12,000	28
WCT Engineering	31,000	78
Total Malaysia		106
Mexico — 0.0%		
Corp GEO SAB de CV, Ser B*	7,000	26
Total Mexico		26
Netherlands — 1.4%		
Draka Holding	542	24
Heineken	5,599	393
Hunter Douglas	1,243	116
ING Groep	18,777	849
OCE	3,688	74
Royal Dutch Shell, Cl A	22,027	967
Royal KPN	1,216	23
Wavin	2,671	46
Total Netherlands		2,492
New Zealand — 0.2%		
Air New Zealand	170,375	280
Fletcher Building	8,377	77
Total New Zealand		357
Norway — 0.1%		
Norsk Hydro	13,200	194
Total Norway		194
Philippines — 0.1%		
Ayala	9,300	135
Union Bank of Philippines	27,000	31
Total Philippines		166
Russia — 0.1%		
Sberbank	27,000	117
Total Russia		117
Singapore — 0.4%		
Jardine Cycle & Carriage	4,000	59
Neptune Orient Lines	10,000	36
Rotary Engineering	267,000	272
Singapore Airlines	19,200	262
Singapore Telecommunications	46,550	132
Swiber Holdings*	7,000	17
Total Singapore		778
South Africa — 0.2%		
Anglo Platinum	440	76
MTN Group	4,800	94
Standard Bank Group	5,000	91

Description	Shares	Value (000)
South Africa - continued		
Truworths International	15,000	$ 76
Total South Africa		337
South Korea — 0.2%		
Daegu Bank	3,300	59
LG Chem	490	61
Samsung Engineering	750	101
SK Energy*	420	97
SSCP	2,050	84
Total South Korea		402
Spain — 0.0%		
Banco Bilbao Vizcaya Argentaria	1,807	46
Total Spain		46
Sweden — 0.6%		
Electrolux, Ser B	14,600	284
JM	5,068	113
Volvo, Cl B	35,467	698
Total Sweden		1,095
Switzerland — 0.3%		
Nestle	63	29
Zurich Financial Services	1,417	428
Total Switzerland		457
Taiwan — 0.0%		
Foxconn Technology	6,000	72
Total Taiwan		72
Thailand — 0.1%		
CP ALL	179,000	54
Home Product Center	68,000	10
Kasikornbank	38,000	101
Total Thailand		165
Turkey — 0.1%		
Asya Katilim Bankasi*	6,800	58
BIM Birlesik Magazalar	750	63
Total Turkey		121
United Kingdom — 1.8%		
3i Group	7,451	169
Antofagasta	46,424	812
AstraZeneca	7,783	383
Aviva	300	5
BHP Billiton	4,211	162
BT Group	118,559	806
Centrica	4,794	37
Fiberweb	1,988	2
Hays	8,469	24
HBOS	7,950	145
HSBC Holdings	202	4
Kazakhmys	3,354	103
Lavendon Group	2,044	29
Michael Page International	5,146	47
Next	359	17
Royal Bank of Scotland Group	15,696	169
Royal Dutch Shell, Cl B	4,999	218
SABMiller	3,000	90
Sage Group	687	3

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Shares/Face Amount(000)	Value (000)
United Kingdom - continued		
Tesco	1,784	$ 17
Total United Kingdom		3,242
Total Foreign Common Stock		
(Cost $19,619)		24,711
INVESTMENT COMPANY — 0.3%		
Index Fund – Value - Mid-Cap — 0.0%		
iShares Russell Midcap Value Index Fund	500	76
Total Index Fund – Value-Mid-Cap		76
Index Fund – Growth - Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	230	21
iShares Russell 2000 Index Fund	1,060	87
Total Index Fund – Growth - Small Cap		108
Index Fund – Value - Small Cap — 0.2%		
iShares S&P SmallCap 600 Value Index Fund	4,500	343
Total Index Fund – Value - Small Cap		343
Total Investment Company		
(Cost $511)		527
WARRANTS — 0.4%		
Bharat Heavy Electricals, expires 05/12/08*	1,100	73
Bharti Airtel, expires 11/17/08*	3,650	94
Grasim Industries 144A, expires 05/12/08*	650	62
Infosys Technologies 144A, expires 05/12/08*	1,600	75
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	4,300	55
Maruti Suzuki 144A, expires 11/17/08*	2,700	74
Nicholas Piramal 144A, expires 10/26/09*	10,700	82
TXC 144A, expires 03/30/09*	33,000	68
Universal Scientific Industrial 144A, expires 11/17/08*	69,000	52
Total Warrants		
(Cost $447)		635
U.S. GOVERNMENT AGENCY OBLIGATIONS — 9.8%		
Federal Home Loan Mortgage Corporation		
6.500%, 04/01/35	$ 10	10
6.500%, 08/01/37	164	168
6.000%, 08/01/29	27	27
6.000%, 07/01/37	440	443
6.000%, 08/01/37	1,238	1,246
5.897%, 12/01/36 (A)	491	495
5.875%, 03/21/11	80	84
5.851%, 01/01/37 (A)	729	737
5.783%, 03/01/37 (A)	173	175
5.500%, 09/01/17	61	61
5.500%, 09/01/19	59	60

Description	Face Amount(000)	Value (000)
U.S GOVERNMENT AGENCY OBLIGATIONS — CONTINUED		
Federal Home Loan Mortgage Corporation-continued		
5.500%, 08/01/20	354	$ 356
5.500%, 02/01/21	12	12
5.500%, 02/01/21	205	205
5.500%, 09/01/21	186	186
5.500%, 04/01/22	383	384
5.500%, 11/01/36	111	109
5.500%, 05/01/37	1,235	1,216
5.400%, 03/17/21	330	335
5.267%, 04/01/37 (A)	472	470
5.000%, 10/16/09	260	261
5.000%, 07/01/21	583	574
5.000%, 05/01/22	306	301
Federal Home Loan Mortgage Corporation MTN		
5.250%, 02/24/11	525	530
Federal National Mortgage Association		
6.500%, 03/01/35	211	216
6.500%, 10/01/37	505	513
6.250%, 02/01/11	400	420
6.000%, 01/01/29	138	140
6.000%, 12/15/31	495	500
6.000%, 05/01/33	121	122
6.000%, 07/01/36	209	210
6.000%, 08/01/36	38	39
6.000%, 11/01/36	165	166
6.000%, 12/01/36	217	219
6.000%, 02/01/37	493	496
5.500%, 03/01/20	67	67
5.500%, 04/01/21	39	39
5.500%, 05/01/21	49	49
5.500%, 11/01/21	131	131
5.500%, 12/01/35	1,202	1,186
5.500%, 01/01/36	265	262
5.500%, 03/01/36	355	351
5.500%, 03/01/36	285	281
5.500%, 04/01/36	158	156
5.500%, 11/01/06	675	665
5.500%, 11/01/36	202	199
5.500%, 12/01/36	896	883
5.125%, 01/02/14	95	96
5.000%, 03/01/20	36	35
5.000%, 05/01/37	271	260
Federal National Mortgage Association TBA		
6.500%, 11/15/37	1,050	1,075
Government National Mortgage Association, Pool G08167,		
5.500%, 12/01/36	294	290
Government National Mortgage Association, Pool G18190,		
5.500%, 06/01/22	5	5
Total U.S. Government Agency Obligations		
(Cost $17,368)		17,516
U.S. TREASURY OBLIGATIONS — 10.9%		
U.S. Treasury Bonds		
7.500%, 11/15/16	100	122
5.375%, 02/15/31	855	926
4.500%, 02/15/36	820	787

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
U.S. TREASURY OBLIGATIONS — CONTINUED		
U.S. Treasury Notes		
4.875%, 08/15/09	$ 70	$ 71
4.875%, 07/31/11	695	715
4.750%, 05/15/14	1,335	1,372
4.750%, 08/15/17	4,075	4,166
4.750%, 02/15/37	625	625
4.625%, 11/15/09	1,875	1,900
4.625%, 02/29/12	1,700	1,735
4.500%, 11/30/11	495	503
4.500%, 05/15/17	1,250	1,254
4.125%, 08/31/12	2,160	2,158
3.875%, 07/15/10	3,252	3,250
Total U.S. Treasury Obligations		
(Cost $19,331)		19,584
ASSET-BACKED — 0.1%		
Home Equity — 0.1%		
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (A)		
6.506%, 03/26/33	245	227
Total Asset-Backed		
(Cost $240)		227
CORPORATE BONDS — 8.1%		
Abbott Laboratories		
5.600%, 05/15/11	235	240
Advanta Capital Trust, Ser B		
8.990%, 12/17/26	119	107
Alliance One		
11.000%, 05/15/12	140	150
American General Finance, Ser H MTN		
4.000%, 03/15/11	120	116
Ameriprise Financial		
5.350%, 11/15/10	100	101
Amgen		
4.000%, 11/18/09	40	39
AOL Time Warner		
6.875%, 05/01/12	130	137
Apache		
5.250%, 04/15/13	325	326
Aramark Services (A)		
8.856%, 02/01/15	105	106
Astrazenca		
5.400%, 09/15/12	540	545
Astrazeneca		
6.450%, 09/15/37	45	47
AT&T Wireless		
8.750%, 03/01/31	75	97
7.875%, 03/01/11	90	97
Bank of America		
5.375%, 08/15/11	230	233
5.375%, 06/15/14	55	55
Bank One		
5.900%, 11/15/11	130	133
5.250%, 01/30/13	145	144
Belden CDT		
7.000%, 03/15/17	55	56
Canadian National Railway		
5.800%, 06/01/16	125	128
Canadian National Resources		
5.700%, 05/15/17	185	183

Description	Face Amount (000)	Value (000)
CORPORATE BONDS — CONTINUED		
Canadian Natural Resources		
6.700%, 07/15/11	$ 50	$ 52
Cascades		
7.250%, 02/15/13	111	108
Caterpillar Financial Services		
5.050%, 12/01/10	150	151
Chubb		
4.934%, 11/16/07	90	90
Cisco Systems		
5.500%, 02/22/16	70	70
5.250%, 02/22/11	200	202
Citigroup		
5.100%, 09/29/11	230	229
Coleman Cable		
9.875%, 10/01/12	110	108
Columbus Southern Power, Ser C		
5.500%, 03/01/13	80	80
Comcast		
5.900%, 03/15/16	160	161
5.875%, 02/15/18	40	40
5.300%, 01/15/14	60	59
Conocophillips Canada		
5.625%, 10/15/16	150	153
Costco Wholesale		
5.500%, 03/15/17	50	49
Covidien 144A		
6.000%, 10/15/17	20	20
5.450%, 10/15/12	40	40
CRH America		
6.000%, 09/30/16	100	99
DaimlerChrysler		
4.750%, 01/15/08	160	160
Deutsche Telekom		
8.000%, 06/15/10	240	257
Diageo Capital		
5.750%, 10/23/17	55	55
Dominion Resources, Ser A		
5.600%, 11/15/16	35	34
DR Horton		
7.875%, 08/15/11	75	73
Echostar DBS		
7.125%, 02/01/16	150	157
EOG Resources		
5.875%, 09/15/17	45	46
ERP Operating LP		
5.750%, 06/15/17	260	252
5.125%, 03/15/16	140	131
Federal Home Loan Bank		
5.250%, 11/03/09	675	680
FedEx		
5.500%, 08/15/09	60	60
Ford Motor Credit		
7.375%, 10/28/09	100	96
FPL Group Capital		
5.625%, 09/01/11	305	310
FTI Consulting		
7.750%, 10/01/16	100	105
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	100	97
General Electric Capital, Ser G MTN		
5.720%, 08/22/11	130	131
General Mills		
5.650%, 09/10/12	300	305

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio

October 31, 2007(Unaudited)

Description	Face Amount (000)	Value (000)
CORPORATE BONDS — CONTINUED		
General Motors Acceptance		
7.000%, 02/01/12	$ 105	$ 96
Gold Sachs		
6.750%, 10/01/37	20	20
Hartford Financial Services Group		
5.375%, 03/15/17	65	63
Hospira		
6.050%, 03/30/17	40	40
HSBC Finance		
6.375%, 10/15/11	200	207
Ikon Office Solutions		
7.750%, 09/15/15	40	41
International Lease Finance		
5.750%, 06/15/11	55	56
5.650%, 06/01/14	240	238
John Deere Capital		
5.400%, 10/17/11	60	61
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	155	154
Kraft Foods		
7.000%, 08/11/37	50	54
6.500%, 08/11/17	80	84
Landry's Restaurant		
9.500%, 12/15/14	150	150
Lehman Brothers Holding		
6.200%, 09/26/14	15	15
Marathon Oil		
6.600%, 10/01/37	30	31
Masco		
6.125%, 10/03/16	35	35
MasTec		
7.625%, 02/01/17	100	97
Metlife		
5.375%, 12/15/12	60	60
5.000%, 06/15/15	150	143
MGM Mirage		
6.625%, 07/15/15	45	43
5.875%, 02/27/14	55	51
Midamerican Energy Holdings		
5.875%, 10/01/12	240	246
Morgan Stanley		
4.000%, 01/15/10	115	112
Nextel Communications, Ser E		
6.875%, 10/31/13	135	135
Pepsico		
5.150%, 05/15/12	80	81
PNC Funding		
4.200%, 03/10/08	70	70
Prologis Trust		
7.100%, 04/15/08	35	35
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	40	39
PSE&G Power		
7.750%, 04/15/11	120	129
6.950%, 06/01/12	105	112
PSI Energy		
6.050%, 06/15/16	60	61
Pulte Homes		
8.125%, 03/01/11	50	48
7.875%, 08/01/11	33	32
Quebecor World 144A		
9.750%, 01/15/15	150	146
Residential Capital 144A(A)		
9.190%, 04/17/09	233	144

Description	Face Amount (000)	Value (000)
CORPORATE BONDS — CONTINUED		
Rogers Cable		
6.750%, 03/15/15	$ 30	$ 31
Saint Acquisition 144A		
12.500%, 05/15/17	12	8
Saint Acquisition 144A (A)		
13.308%, 05/15/15	113	72
SBC Communications		
5.625%, 06/15/16	65	66
5.100%, 09/15/14	170	167
Schering-Plough		
6.750%, 12/01/33	60	64
5.550%, 12/01/13	165	166
Shell International		
5.625%, 06/27/11	120	124
Simon Property Group		
5.750%, 12/01/15	55	54
Southern Power, Ser B		
6.250%, 07/15/12	75	77
Starbucks		
6.250%, 08/15/17	350	357
Stater Brothers Holdings		
8.125%, 06/15/12	50	51
Telecom Italia Capital		
4.000%, 11/15/08	240	237
Tesoro 144A		
6.500%, 06/01/17	139	137
TFM Sa De Cv		
9.375%, 05/01/12	50	53
Time Warner Cable 144A		
5.850%, 05/01/17	75	74
Toys R Us		
7.875%, 04/15/13	50	43
True Temper Sports		
8.375%, 09/15/11	231	155
Tyco Electronics 144A		
6.550%, 10/01/17	55	56
Union Pacific		
3.875%, 02/15/09	295	290
Uno Restaurant 144A		
10.000%, 02/15/11	50	40
Valassis Communication		
8.250%, 03/01/15	160	135
Virginia Electric Power, Ser A		
6.000%, 05/15/37	45	44
Wachovia MTN		
5.700%, 08/01/13	180	181
Wal-mart Stores		
4.550%, 05/01/13	75	73
Washington Mutual Financial		
6.875%, 05/15/11	60	63
Weatherford International 144A		
6.350%, 06/15/17	400	410
5.950%, 06/15/12	65	66
Weyerhaeuser		
5.950%, 11/01/08	20	20
Willis North America		
6.200%, 03/28/17	40	40
Wyeth		
5.500%, 02/01/14	80	79
Xcel Energy 144A		
5.613%, 04/01/17	262	257

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Description	Face Amount (000)	Value (000)
CORPORATE BONDS — CONTINUED		
Xerox Capital Trust I 8.000%, 02/01/27	$ 24	$ 23
Total Corporate Bonds (Cost $14,714)		14,542
MORTGAGE RELATED — 4.1%		
Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1 5.250%, 10/25/19	496	489
Banc of America Mortgage CMO, Ser D, Cl 2A4 4.780%, 05/25/35	315	313
Bear Stearns CMBS, Ser 2004-PWR5, Cl A4 4.831%, 07/11/42	225	219
Bear Stearns CMBS, Ser 2005-T20, Cl A2 5.127%, 10/12/42	220	220
Bear Stearns CMBS, Ser 2006-PW13, Cl A4 5.540%, 09/11/41	415	413
Bear Stearns CMBS, Ser 2006-T22, Cl A2 5.632%, 04/12/38	260	262
Chase Issuance Trust, 2007-A15 A, 4.960%, 09/17/12	395	396
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2 6.065%, 09/25/36	535	543
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1 6.046%, 09/25/36	303	304
Chase Mortgage Finance, Ser 2007-A1, Cl 12A2 5.937%, 03/25/37	675	675
Citicorp Mortgage Securities, 2006-3 2A1 5.500%, 06/25/21	486	482
Citigroup CMO, Ser 2004-C2, Cl A3 4.380%, 10/15/41	450	437
Countrywide Home Loans, Ser 2007-18, Cl 1A1 6.000%, 11/25/37	516	513
JP Morgan Chase CMO, Ser 2004-CBX, Cl A4 4.529%, 01/12/37	235	230
JP Morgan Chase CMO, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	205	203
Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20	458	453
Residential Funding Mortgage Securities, 2005-HI3 A2, 5.090%, 09/25/35	139	138
Residential Funding Mortgage Securities, 2006-HSA2 AI2, 5.495%, 03/25/36	139	137
Wells Fargo CMO, Ser 2006-11, Cl A8 6.000%, 09/25/36	366	363

Description	Face Amount (000)/Shares	Value (000)
MORTGAGE RELATED — CONTINUED		
Wells Fargo Mortgage Backed Securities, 2007-7 A1, 6.000%, 06/25/37	$ 500	$ 496
Total Mortgage Related (Cost $7,261)		7,286
FOREIGN BONDS — 1.1%		
Bundesrepublik, Ser 03(EUR) 4.750%, 07/04/34	125	187
Bundesrepublik, Ser 02 (EUR) 5.000%, 07/04/12	90	135
Bundesrepublik, Ser 04 (EUR) 3.750%, 01/04/15	91	128
Bundesrepublik, Ser 05 (EUR) 3.500%, 01/04/16	110	152
Canada (CAD) 5.750%, 06/01/33	120	154
5.250%, 06/01/13	139	155
Citigroup, Ser INTL (JPY) 2.400%, 10/31/25	8,000	66
Development Bank of Japan (JPY) 1.750%, 03/17/17	20,000	174
Netherlands Government (EUR) 4.250%, 07/15/13	95	138
Swedish Government, Ser 3105 (SEK) 3.500%, 12/01/15	700	140
Swedish Government, Ser 1049 (SEK) 4.500%, 08/12/15	900	144
United Kingdom Gilt (GBP) 4.000%, 09/07/16	220	427
Total Foreign Bonds (Cost $1,812)		2,000
MONEY MARKET FUND — 4.9%		
Evergreen Select Money Market Fund, Institutional Class, 5.060% (B)	8,853,182	8,853
Total Money Market Fund (Cost $8,853)		8,853
Total Investments 100.2% (Cost $159,878) †		179,884
Other Assets and Liabilities, Net (0.2%)		(304)
Total Net Assets 100.0%		$ 179,580

* Non-income producing security.
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On October 31, 2007, the value of these securities amounted to $2,186(000), representing 1.2% of the net assets of the Fund.
(A) — Variable rate security. The rate reported represents the rate as of October 31, 2007.
(B) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.

ADR — American Depositary Receipt
CAD — Canadian Dollar

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

Cl — Class
CMBS — Commercial Mortgage Backed Security
CMO — Collateralized Mortgage Obligation
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
LP — Limited Partnership
MTN — Medium-Term Note
R&D — Research & Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
SEK — Swedish Krona
TBA — Security traded under delayed delivery commitments
     settling after October 31, 2007. Income on this security
     will not be earned until the settlement date.

Cost figures are shown with "000's" omitted.
Amounts designated as "—"are either $0 or have been
rounded to $0.

† At October 31, 2007, the tax basis cost of the Fund's
     investments was $159,877,776, and the unrealized
     appreciation and depreciation were $22,891,200 and
     $(2,884,900) respectively.

For information regarding the Fund's policy regarding valuation
     of investments and other significant accounting policies,
     please refer to the Fund's most recent semi-annual or
     annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Balanced Portfolio
October 31, 2007(Unaudited)

As of October 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver			Currency to Receive		Unrealized Appreciation/ (Depreciation)
12/11/2007	EUR	(129,840)	AUD	218,108		$14,401
12/11/2007	GBP	(139,914)	AUD	345,963		30,899
12/11/2007	JPY	(13,722,590)	AUD	148,674		18,550
12/11/2007	USD	(143,850)	AUD	160,710		5,441
12/11/2007	USD	(43,860)	CAD	46,580		5,509
12/11/2007	EUR	(50,000)	CHF	81,589		(1,827)
12/11/2007	EUR	(100,234)	DKK	746,170		(182)
12/11/2007	USD	(133,837)	DKK	728,072		7,755
12/11/2007	AUD	(269,617)	EUR	160,000		(18,531)
12/11/2007	CAD	(152,692)	EUR	105,605		(8,758)
12/11/2007	GBP	(739,192)	EUR	1,073,125		20,882
12/11/2007	JPY	(38,497,270)	EUR	240,000		12,480
12/11/2007	SEK	(622,868)	EUR	66,463		(1,824)
12/11/2007	USD	(8,176,296)	EUR	5,934,426		425,972
12/11/2007	EUR	(386,093)	GBP	270,000		896
12/11/2007	USD	(765,660)	GBP	380,925		25,196
12/11/2007	EUR	(2,191,430)	JPY	340,232,318		(212,269)
12/11/2007	USD	(694,361)	JPY	78,954,442		(6,459)
12/11/2007	EUR	(144,238)	NOK	1,150,790		5,359
12/11/2007	USD	(212,726)	NOK	1,172,543		5,768
12/11/2007	NOK	(300,000)	SEK	354,800		15
12/11/2007	USD	(191,774)	SEK	1,239,469		3,568
12/11/2007	AUD	(137,157)	USD	112,057		(15,354)
12/11/2007	CAD	(230,000)	USD	235,624		(8,153)
12/11/2007	EUR	(56,714)	USD	80,000		(2,211)
12/11/2007	JPY	(21,999,815)	USD	190,000		(1,677)
12/11/2007	SEK	(582,027)	USD	84,968		(6,761)
						$298,685

AUD — Australian Dollar

CAD — Canadian Dollar

CHF — Swiss Franc

DKK — Danish Krone

EUR — Euro

GBP — British Pound Sterling

JPY — Japanese Yen

NOK — Norwegian Krone

SEK — Swedish Krona

USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares		Value (000)
COMMON STOCK — 58.8%			
Advanced Materials/Products — 0.1%			
Hexcel*	6,700	$	168
Total Advanced Materials/Products			168
Advertising Sales — 0.1%			
Focus Media Holding ADR*	4,490		278
Total Advertising Sales			278
Advertising Services — 0.0%			
inVentiv Health*	2,950		125
Total Advertising Services			125
Aerospace/Defense — 0.9%			
Aerovironment*	3,690		95
Boeing	12,453		1,228
Rockwell Collins	14,095		1,054
Teledyne Technologies*	2,180		114
Total Aerospace/Defense			2,491
Aerospace/Defense-Equipment — 0.5%			
AAR*	1,400		45
Alliant Techsystems*	3,850		425
BE Aerospace*	6,316		314
DRS Technologies	2,761		159
Goodrich	635		44
Total Aerospace/Defense-Equipment			987
Agricultural Biotech — 0.0%			
Origin Agritech Limited*	2,570		23
Total Agricultural Biotech			23
Agricultural Chemicals — 1.0%			
Agrium	4,500		286
CF Industries Holdings	2,445		215
Monsanto	16,350		1,596
Potash Corp of Saskatchewan	4,230		520
Total Agricultural Chemicals			2,617
Agricultural Operations — 0.1%			
Archer-Daniels-Midland	9,677		346
Tejon Ranch*	1,100		44
Total Agricultural Operations			390
Airlines — 0.1%			
AMR*	8,100		194
Delta Air Lines*	2,480		52
UAL*	745		36
US Airways Group*	1,965		54
Total Airlines			336
Apparel Manufacturers — 0.1%			
Gymboree*	1,260		43
Polo Ralph Lauren	2,784		191
Total Apparel Manufacturers			234
Applications Software — 0.6%			
Citrix Systems*	1,400		60
Intuit*	2,980		96

Description	Shares		Value (000)
Applications Software — continued			
Microsoft	31,416	$	1,156
Nuance Communications*	2,300		51
Red Hat*	4,535		98
Total Applications Software			1,461
Audio/Video Products — 0.0%			
DTS*	1,468		42
Total Audio/Video Products			42
Auto-Cars/Light Trucks — 0.1%			
Ford Motor	31,472		279
General Motors	527		21
Total Auto-Cars/Light Trucks			300
Auto-Medium & Heavy Duty Trucks — 0.0%			
Force Protection*	2,620		47
Total Auto-Medium & Heavy Duty Trucks			47
Auto/Truck Parts & Equipment-Original — 0.0%			
Amerigon*	1,194		23
Total Auto/Truck Parts & Equipment-Original			23
Batteries/Battery Systems — 0.0%			
EnerSys*	3,000		54
Total Batteries/Battery Systems			54
Beverages-Non-Alcoholic — 0.1%			
Coca-Cola	2,870		177
Coca-Cola Bottling	1,610		95
Total Beverages-Non-Alcoholic			272
Brewery — 0.2%			
Cia Cervecerias Unidas ADR	3,100		130
Molson Coors Brewing, Cl B	7,900		452
Total Brewery			582
Broadcast Services/Programming — 0.0%			
Clear Channel Communications	144		5
Total Broadcast Services/Programming			5
Building & Construction-Miscellaneous — 0.1%			
Orascom Construction GDR	1,210		223
Total Building & Construction-Miscellaneous			223
Building Products-Air & Heating — 0.0%			
AAON	5,975		109
Total Building Products-Air & Heating			109
Building-Heavy Construction — 0.1%			
Washington Group International*	1,445		141
Total Building-Heavy Construction			141
Cable TV — 0.3%			
Comcast, Cl A*	2,847		60
Comcast, Special Cl A*	19,525		408

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Cable TV — continued		
DIRECTV Group*	12,176	$ 322
Total Cable TV		790
Casino Hotels — 0.4%		
Harrah's Entertainment	38	3
MGM Mirage*	10,260	940
Total Casino Hotels		943
Casino Services — 0.1%		
International Game Technology	5,185	226
Total Casino Services		226
Cellular Telecommunications — 0.8%		
Alltel	152	11
America Movil, Ser L ADR	3,200	209
NII Holdings*	22,250	1,290
Tim Participacoes ADR	3,400	158
Turkcell Iletisim Hizmet ADR	9,100	219
Vimpel-Communications ADR	4,500	149
Total Cellular Telecommunications		2,036
Chemicals-Diversified — 0.6%		
Celanese, Ser A	13,100	550
E.I. Du Pont de Nemours	12,710	629
Lyondell Chemical	2,015	96
Olin	1,735	39
Rohm & Haas	2,224	115
Total Chemicals-Diversified		1,429
Chemicals-Specialty — 0.3%		
Chemtura	2,450	23
Hercules Offshore	3,795	71
Lubrizol	6,800	462
Terra Industries*	7,100	262
Total Chemicals-Specialty		818
Coal — 0.3%		
Alpha Natural Resources*	2,040	56
Arch Coal	2,090	86
Consol Energy	4,500	254
Massey Energy	3,650	116
Peabody Energy	4,115	229
Walter Industries	2,680	82
Total Coal		823
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	7,050	201
Total Commercial Banks Non-US		201
Commercial Banks-Central US — 0.2%		
Bank Mutual	7,800	87
First Busey	4,300	89
First Midwest Bancorp	1,500	51
Heartland Financial USA	2,000	40
Irwin Financial	10,730	103
MB Financial	4,750	158

Description	Shares	Value (000)
Commercial Banks-Central US — continued		
Old Second Bancorp	2,800	$ 79
Total Commercial Banks-Central US		607
Commercial Banks-Eastern US — 0.0%		
Independent Bank	2,400	71
Total Commercial Banks-Eastern US		71
Commercial Banks-Western US — 0.1%		
AmericanWest Bancorp	2,700	52
Centennial Bank Holdings*	15,950	88
Glacier Bancorp	3,050	62
Imperial Capital Bancorp	2,500	54
Silver State Bancorp*	3,200	57
Sterling Financial	2,550	57
Total Commercial Banks-Western US		370
Commercial Services — 0.1%		
Alliance Data Systems*	730	59
Arbitron	2,300	116
ExlService Holdings*	2,570	69
PHH*	1,840	41
Steiner Leisure*	2,100	95
Total Commercial Services		380
Commercial Services-Finance — 0.1%		
Wright Express*	5,245	203
Total Commercial Services-Finance		203
Communications Software — 0.1%		
Avid Technology*	3,800	112
DivX*	5,560	69
Total Communications Software		181
Computer Aided Design — 0.1%		
Ansys*	4,935	191
Parametric Technology*	4,600	88
Total Computer Aided Design		279
Computer Services — 0.0%		
Syntel	935	40
Total Computer Services		40
Computer Software — 0.0%		
Double-Take Software*	3,662	87
Omniture*	1,160	40
Total Computer Software		127
Computers — 2.1%		
Apple*	11,935	2,267
Dell*	4,830	148
Hewlett-Packard	26,948	1,393
International Business Machines	3,380	392
Research In Motion*	9,585	1,193
Sun Microsystems*	4,670	27
Total Computers		5,420

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	5,270	$ 101
Radisys*	4,640	62
Riverbed Technology*	1,220	41
Total Computers-Integrated Systems		204
Computers-Memory Devices — 0.6%		
EMC Corp/Massachusetts*	51,285	1,302
Network Appliance*	760	24
Silicon Storage Technology*	10,440	35
Western Digital*	7,200	187
Xyratex*	3,300	56
Total Computers-Memory Devices		1,604
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	6,400	146
Total Computers-Peripheral Equipment		146
Consulting Services — 0.2%		
Advisory Board*	1,230	79
FTI Consulting*	4,497	244
Huron Consulting Group*	461	32
LECG*	5,510	97
MAXIMUS	2,720	130
Watson Wyatt Worldwide, Cl A	1,300	62
Total Consulting Services		644
Containers-Metal/Glass — 0.4%		
Crown Holdings*	12,500	310
Owens-Illinois*	15,900	706
Total Containers-Metal/Glass		1,016
Containers-Paper/Plastic — 0.0%		
Sealed Air	2,810	70
Sonoco Products	1,770	55
Total Containers-Paper/Plastic		125
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	230	16
Total Cosmetics & Toiletries		16
Cruise Lines — 0.2%		
Carnival	10,814	519
Total Cruise Lines		519
Data Processing/Management — 0.1%		
Automatic Data Processing	4,350	216
Commvault Systems*	1,847	38
Fair Isaac	500	19
Fiserv*	1,470	81
Total Data Processing/Management		354
Dental Supplies & Equipment — 0.2%		
Dentsply International	8,815	366
Patterson*	1,415	55
Sirona Dental Systems*	2,500	84
Total Dental Supplies & Equipment		505

Description	Shares	Value (000)
Diagnostic Equipment — 0.1%		
Gen-Probe*	2,235	$ 156
Hansen Medical*	967	38
Total Diagnostic Equipment		194
Diagnostic Kits — 0.1%		
Inverness Medical Innovations*	2,500	150
Total Diagnostic Kits		150
Dialysis Centers — 0.0%		
DaVita*	615	40
Dialysis Corp of America*	8,990	84
Total Dialysis Centers		124
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	14,740	76
Total Direct Marketing		76
Distribution/Wholesale — 0.1%		
LKQ*	4,490	173
Owens & Minor	2,300	93
Total Distribution/Wholesale		266
Diversified Manufacturing Operations — 1.3%		
3M	6,060	523
Dover	8,810	405
General Electric	20,193	831
Honeywell International	11,724	708
Illinois Tool Works	11,208	642
Textron	4,400	305
Tyco International	169	7
Total Diversified Manufacturing Operations		3,421
Diversified Minerals — 0.3%		
Cia Vale do Rio Doce ADR	11,500	433
Oglebay Norton*	6,000	215
Total Diversified Minerals		648
Diversified Operations — 0.0%		
Resource America, Cl A	2,250	35
Total Diversified Operations		35
Drug Delivery Systems — 0.1%		
Hospira*	4,070	168
Total Drug Delivery Systems		168
E-Commerce/Products — 0.1%		
B2W Global Do Varejo GDR 144A	1,400	150
Blue Nile*	240	19
Total E-Commerce/Products		169
E-Commerce/Services — 0.2%		
Ctrip.com International ADR	2,615	147
Expedia*	2,186	71
Liberty Media - Interactive, Cl A*	5,915	126

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
E-Commerce/Services — continued		
priceline.com*	930	$ 87
Total E-Commerce/Services		431
E-Marketing/Information — 0.0%		
Constant Contact*	958	24
Total E-Marketing/Information		24
E-Services/Consulting — 0.1%		
GSI Commerce*	6,189	176
Perficient*	3,693	70
Total E-Services/Consulting		246
Educational Software — 0.1%		
Blackboard*	920	46
SkillSoft ADR*	9,600	86
Total Educational Software		132
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	7,242	379
Total Electric Products-Miscellaneous		379
Electric-Integrated — 1.3%		
Centerpoint Energy	33,900	568
Dominion Resources	4,400	403
DTE Energy	9,800	486
Duke Energy	15,159	291
Edison International	6,010	349
Entergy	5,206	624
Otter Tail	2,800	97
Pike Electric*	4,500	89
PPL	7,700	398
Total Electric-Integrated		3,305
Electronic Components-Miscellaneous — 0.2%		
AU Optronics ADR	5,200	113
Celestica*	19,090	130
Flextronics International*	4,045	50
Hon Hai Precision GDR 144A	13,400	203
Tyco Electronics	2,467	88
Total Electronic Components-Miscellaneous		584
Electronic Components-Semiconductors — 1.0%		
Bookham*	10,580	32
DSP Group*	13,220	209
Fairchild Semiconductor International*	2,390	44
Ikanos Communications*	18,040	119
Intersil, Cl A	5,070	154
Micron Technology*	3,750	39
Microsemi*	4,100	109
Nvidia*	33,302	1,178
QLogic*	12,280	191
Samsung Electronics GDR 144A	490	150
Semtech*	2,065	35
Silicon Laboratories*	680	30
SiRF Technology Holdings*	4,570	136
Texas Instruments	3,435	112
Zoran*	3,980	101
Total Electronic Components-Semiconductors		2,639

Description	Shares	Value (000)
Electronic Design Automation — 0.1%		
Comtech Group*	3,700	$ 80
Magma Design Automation*	3,140	47
Synplicity*	18,700	117
Total Electronic Design Automation		244
Electronic Forms — 0.3%		
Adobe Systems	17,070	818
Total Electronic Forms		818
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	10,300	379
Itron*	696	75
Total Electronic Measuring Instruments		454
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	9,000	360
Total Electronic Parts Distribution		360
Electronic Security Devices — 0.0%		
Taser International*	3,250	54
Total Electronic Security Devices		54
Electronics-Military — 0.1%		
EDO	1,350	78
L-3 Communications Holdings	2,500	274
Total Electronics-Military		352
Energy-Alternate Sources — 0.4%		
Covanta Holding*	12,500	339
Sunpower, Cl A*	6,330	800
Total Energy-Alternate Sources		1,139
Engineering/R&D Services — 0.7%		
Fluor	5,181	819
McDermott International*	13,730	838
Shaw Group*	1,850	138
Total Engineering/R&D Services		1,795
Engines-Internal Combustion — 0.4%		
Cummins	9,320	1,118
Total Engines-Internal Combustion		1,118
Enterprise Software/Services — 0.8%		
BMC Software*	20,500	694
Informatica*	5,300	91
Novell*	7,820	59
Open Text*	1,650	52
Oracle*	29,010	643
PROS Holdings*	4,020	72
Sybase*	15,600	446
Taleo, Cl A*	1,717	48
Ultimate Software Group*	1,540	53
Total Enterprise Software/Services		2,158

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Entertainment Software — 0.1%		
Activision*	14,676	$ 347
Total Entertainment Software		347
Environmental Consulting & Engineering — 0.1%		
Tetra Tech*	6,600	154
Total Environmental Consulting & Engineering		154
Fiduciary Banks — 0.5%		
Bank of New York Mellon	14,258	697
Northern Trust	5,900	444
State Street	2,700	215
Total Fiduciary Banks		1,356
Filtration/Separation Products — 0.2%		
Clarcor	4,750	173
Pall	8,200	329
Total Filtration/Separation Products		502
Finance-Commercial — 0.0%		
CIT Group	510	18
Total Finance-Commercial		18
Finance-Consumer Loans — 0.3%		
First Marblehead	1,480	58
Nelnet, Cl A	5,640	105
SLM	11,182	527
Total Finance-Consumer Loans		690
Finance-Credit Card — 0.2%		
American Express	7,200	439
Discover Financial Services*	1,820	35
Total Finance-Credit Card		474
Finance-Investment Banker/Broker — 0.9%		
Bear Stearns	2,800	318
Charles Schwab	15,980	371
Citigroup	12,004	503
Cowen Group*	8,210	100
Greenhill	735	54
Interactive Brokers Group, Cl A*	2,500	72
JPMorgan Chase	18,346	862
KBW*	1,400	43
MF Global*	1,470	44
Piper Jaffray*	550	28
Total Finance-Investment Banker/Broker		2,395
Finance-Mortgage Loan/Banker — 0.2%		
Freddie Mac	8,013	419
Total Finance-Mortgage Loan/Banker		419
Finance-Other Services — 0.4%		
Asset Acceptance Capital	13,045	140
eSpeed, Cl A*	3,650	37
FCStone Group*	1,326	47
GFI Group*	570	49
IntercontinentalExchange*	1,965	350

Description	Shares	Value (000)
Finance-Other Services — continued		
NASDAQ Stock Market*	6,565	$ 307
Total Finance-Other Services		930
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	2,840	105
Total Financial Guarantee Insurance		105
Food-Dairy Products — 0.1%		
Dean Foods	4,850	135
Wimm-Bill-Dann Foods ADR	1,140	136
Total Food-Dairy Products		271
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	10,349	164
Total Food-Meat Products		164
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	8,198	274
Sara Lee	34,650	573
Total Food-Miscellaneous/Diversified		847
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	3,350	109
X5 Retail Group GDR*	3,400	123
Total Food-Retail		232
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	2,730	79
Total Food-Wholesale/Distribution		79
Forestry — 0.2%		
Plum Creek Timber	8,600	384
Total Forestry		384
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	2,152	63
Total Gambling (Non-Hotel)		63
Gas-Distribution — 0.0%		
WGL Holdings	1,510	51
Total Gas-Distribution		51
Hazardous Waste Disposal — 0.1%		
Stericycle*	6,070	354
Total Hazardous Waste Disposal		354
Health Care Cost Containment — 0.2%		
McKesson	7,031	465
Total Health Care Cost Containment		465
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	6,300	379
Total Hospital Beds/Equipment		379

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Hotels & Motels — 0.1%		
Lodgian*	2,940	$ 36
Marriott International, Cl A	672	28
Morgans Hotel Group*	1,470	33
Wyndham Worldwide	2,240	73
Total Hotels & Motels		170
Human Resources — 0.5%		
Cross Country Healthcare*	3,060	48
Hewitt Associates, Cl A*	18,750	662
Hudson Highland Group*	4,290	49
Kenexa*	1,300	38
Manpower	4,400	329
Monster Worldwide*	3,555	144
Total Human Resources		1,270
Import/Export — 0.0%		
Castle Brands*	2,312	7
Total Import/Export		7
Independent Power Producer — 0.1%		
Calpine*	9,630	14
Mirant*	2,000	85
Reliant Energy*	1,050	29
Total Independent Power Producer		128
Industrial Automation/Robot — 0.2%		
Cognex	2,830	51
Intermec*	5,700	145
iRobot*	3,160	57
Rockwell Automation	5,200	358
Total Industrial Automation/Robot		611
Industrial Gases — 0.5%		
Praxair	14,960	1,279
Total Industrial Gases		1,279
Instruments-Scientific — 0.2%		
PerkinElmer	22,600	622
Total Instruments-Scientific		622
Insurance Brokers — 0.1%		
eHealth*	2,255	63
Marsh & McLennan	3,640	94
Total Insurance Brokers		157
Internet Application Software — 0.1%		
CryptoLogic	4,750	92
DealerTrack Holdings*	2,526	124
Interwoven*	5,600	80
Vocus*	721	26
Total Internet Application Software		322
Internet Connective Services — 0.0%		
Internap Network Services*	3,300	55
Total Internet Connective Services		55

Description	Shares	Value (000)
Internet Content - Information/News — 0.1%		
Baidu.com ADR*	600	$ 229
Total Internet Content - Information/News		229
Internet Financial Services — 0.1%		
Authorize.Net Holdings*	6,240	146
Total Internet Financial Services		146
Internet Infrastructure Software — 0.1%		
F5 Networks*	4,890	176
Total Internet Infrastructure Software		176
Internet Security — 0.1%		
Symantec*	8,780	165
Total Internet Security		165
Investment Companies — 0.0%		
KKR Financial Holdings	1,672	26
Total Investment Companies		26
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	780	103
T Rowe Price Group	11,910	765
Total Investment Management/Advisory Services		868
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	3,300	72
Newport*	4,800	66
Total Lasers-Systems/Components		138
Life/Health Insurance — 0.3%		
Cigna	12,895	677
Total Life/Health Insurance		677
Linen Supply & Related Items — 0.0%		
Cintas	1,890	69
Total Linen Supply & Related Items		69
Machine Tools & Related Products — 0.2%		
Kennametal	5,100	465
Total Machine Tools & Related Products		465
Machinery-Construction & Mining — 0.2%		
Bucyrus International, Cl A	900	74
Terex*	4,877	362
Total Machinery-Construction & Mining		436
Machinery-Electrical — 0.1%		
Baldor Electric	2,900	117
Franklin Electric	3,000	131
Total Machinery-Electrical		248
Machinery-Farm — 0.3%		
Deere	4,460	691
Total Machinery-Farm		691

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Machinery-General Industry — 0.2%		
Manitowoc	6,400	$ 315
Wabtec	6,150	231
Total Machinery-General Industry		546
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	785	31
Total Machinery-Print Trade		31
Marine Services — 0.0%		
Aegean Marine Petroleum Network	860	35
Total Marine Services		35
Medical Imaging Systems — 0.0%		
IRIS International*	1,637	30
Total Medical Imaging Systems		30
Medical Information Systems — 0.3%		
Cerner*	11,430	681
Total Medical Information Systems		681
Medical Instruments — 0.4%		
Abaxis*	1,038	30
Conceptus*	4,355	96
Intuitive Surgical*	2,030	664
Natus Medical*	9,230	167
Trans1*	892	22
Total Medical Instruments		979
Medical Labs & Testing Services — 0.2%		
Covance*	1,790	148
Laboratory Corp of America Holdings*	4,400	302
MDS	1,380	31
Quest Diagnostics	680	36
Total Medical Labs & Testing Services		517
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	1,310	50
Total Medical Laser Systems		50
Medical Products — 0.6%		
Baxter International	11,175	671
Covidien	2,199	91
Henry Schein*	5,040	302
Orthofix International*	2,130	115
PSS World Medical*	6,700	135
Syneron Medical*	2,680	49
Vital Signs	1,450	77
Total Medical Products		1,440
Medical-Biomedical/Genetic — 0.3%		
Alexion Pharmaceuticals*	1,018	78
AMAG Pharmaceuticals*	570	37
Cambrex	1,970	22
Celgene*	4,340	287
Illumina*	660	37
Integra LifeSciences Holdings*	2,600	126
Invitrogen*	692	63
Keryx Biopharmaceuticals*	3,680	38
Lifecell*	1,870	82

Description	Shares	Value (000)
Medical-Biomedical/Genetic — continued		
Martek Biosciences*	3,110	$ 95
Total Medical-Biomedical/Genetic		865
Medical-Drugs — 1.5%		
Angiotech Pharmaceuticals*	25,900	123
Aspreva Pharmaceuticals*	3,290	84
Axcan Pharma*	6,620	135
Bristol-Myers Squibb	16,442	493
Forest Laboratories*	1,520	59
Indevus Pharmaceuticals*	4,730	36
Medicis Pharmaceutical, Cl A	930	28
Pfizer	41,493	1,021
Schering-Plough	36,417	1,111
Valeant Pharmaceuticals *	3,910	57
Wyeth	13,976	680
Total Medical-Drugs		3,827
Medical-Generic Drugs — 0.0%		
Barr Pharmaceuticals*	550	32
Perrigo	2,465	58
Total Medical-Generic Drugs		90
Medical-HMO — 0.3%		
Magellan Health Services*	1,190	50
WellPoint*	8,411	666
Total Medical-HMO		716
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	7,530	367
Total Medical-Hospitals		367
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	7,300	64
Skilled Healthcare Group, Cl A*	2,410	40
Total Medical-Nursing Homes		104
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	3,770	131
Total Medical-Outpatient/Home Medical		131
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	12,928	609
Total Medical-Wholesale Drug Distributors		609
Metal Processors & Fabricators — 0.6%		
CIRCOR International	2,700	135
Commercial Metals	5,600	176
Haynes International*	3,440	301
Ladish*	3,744	172
Precision Castparts	3,066	459
Sterlite Industries ADR*	15,080	392
Total Metal Processors & Fabricators		1,635
Metal Products-Distributors — 0.1%		
AM Castle	4,400	132
Total Metal Products-Distributors		132

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007 (Unaudited)

Description	Shares	Value (000)
Metal-Aluminum — 0.1%		
Alcoa	9,699	$ 384
Total Metal-Aluminum		384
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold	2,391	281
Total Metal-Diversified		281
Miscellaneous Manufacturing — 0.1%		
Trimas*	10,650	170
Total Miscellaneous Manufacturing		170
Motion Pictures & Services — 0.0%		
Macrovision*	3,660	88
Total Motion Pictures & Services		88
Multi-Line Insurance — 1.0%		
Allstate	6,486	340
American International Group	8,500	536
Cincinnati Financial	8,300	330
Hartford Financial Services Group	3,490	339
Loews	8,894	437
XL Capital, Cl A	7,714	555
Total Multi-Line Insurance		2,537
Multimedia — 0.0%		
EW Scripps, Cl A	660	30
Gemstar-TV Guide International*	10,620	73
Total Multimedia		103
Networking Products — 0.8%		
Anixter International*	2,150	154
Atheros Communications*	800	28
Cisco Systems*	47,690	1,577
Extreme Networks*	12,800	56
Foundry Networks*	1,175	25
Juniper Networks*	6,820	245
Switch & Data Facilities*	2,272	45
Total Networking Products		2,130
Non-Ferrous Metals — 0.3%		
Cameco	13,855	680
Total Non-Ferrous Metals		680
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	24,115	305
Waste Management	8,220	299
Total Non-Hazardous Waste Disposal		604
Office Automation & Equipment — 0.1%		
Pitney Bowes	5,725	229
Total Office Automation & Equipment		229
Oil & Gas Drilling — 0.2%		
Atlas America	3,050	176
Diamond Offshore Drilling	2,225	252
Rowan	1,115	43
Total Oil & Gas Drilling		471

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 1.8%		
Arena Resources*	1,580	$ 58
ATP Oil & Gas*	1,185	68
Cabot Oil & Gas	3,100	123
Denbury Resources*	3,330	189
EnCana	4,475	312
Forest Oil*	2,700	131
Gazprom OAO ADR	3,550	178
Goodrich Petroleum*	2,300	76
Harvest Natural Resources*	12,600	173
Murphy Oil	1,800	133
Newfield Exploration*	7,100	382
NovaTek OAO GDR	3,800	219
Occidental Petroleum	12,024	830
Parallel Petroleum*	2,710	55
PetroHawk Energy*	6,800	126
Southwestern Energy*	16,265	841
Stone Energy*	3,170	141
Ultra Petroleum*	3,225	229
Total Oil Companies-Exploration & Production		4,264
Oil Companies-Integrated — 1.6%		
Chevron	4,269	391
ConocoPhillips	8,512	723
Exxon Mobil	17,480	1,608
Hess	7,100	509
Marathon Oil	4,434	262
Petroleo Brasileiro ADR	5,400	516
Total Oil Companies-Integrated		4,009
Oil Field Machinery & Equipment — 0.4%		
Dresser-Rand Group*	2,020	78
FMC Technologies	2,785	169
Grant Prideco*	4,195	206
National Oilwell Varco*	7,280	533
T-3 Energy Services*	1,775	85
Total Oil Field Machinery & Equipment		1,071
Oil Refining & Marketing — 0.4%		
Tesoro	8,500	514
Valero Energy	8,470	597
Total Oil Refining & Marketing		1,111
Oil-Field Services — 1.0%		
Exterran Holdings*	1,215	102
Helix Energy Solutions Group*	7,600	352
Hercules Offshore*	4,500	122
Key Energy Services*	9,060	124
Matrix Service*	3,500	103
North American Energy Partners*	4,800	89
Oceaneering International*	1,700	131
Schlumberger	12,560	1,213
Superior Energy Services*	3,600	134
W-H Energy Services*	2,400	138
Willbros Group*	3,000	115
Total Oil-Field Services		2,623
Paper & Related Products — 0.3%		
AbitibiBowater	10,731	368
Domtar*	31,200	268
Neenah Paper	2,250	76
Schweitzer-Mauduit International	2,770	78

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Paper & Related Products — continued		
Smurfit-Stone Container*	4,915	$ 59
Total Paper & Related Products		849
Pharmacy Services — 0.2%		
Medco Health Solutions*	3,813	360
Omnicare	930	27
Total Pharmacy Services		387
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	6,900	452
Total Physical Practice Management		452
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	3,315	131
Total Physical Therapy/Rehabilitation Centers		131
Pipelines — 0.7%		
El Paso	28,410	502
Oneok	13,100	654
Questar	3,400	194
Spectra Energy	12,529	325
Total Pipelines		1,675
Platinum — 0.1%		
Stillwater Mining*	15,020	167
Total Platinum		167
Pollution Control — 0.0%		
Fuel Tech*	770	23
Total Pollution Control		23
Power Conversion/Supply Equipment — 0.0%		
Delta Electronics GDR*	5,200	104
Total Power Conversion/Supply Equipment		104
Printing-Commercial — 0.2%		
RR Donnelley & Sons	10,675	430
Valassis Communications*	6,240	62
VistaPrint*	1,460	69
Total Printing-Commercial		561
Private Corrections — 0.1%		
Geo Group*	4,300	136
Total Private Corrections		136
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	5,900	441
Safeco	9,300	538
Travelers	7,407	387
WR Berkley	11,850	357
Total Property/Casualty Insurance		1,723
Publishing-Books — 0.0%		
Courier	2,300	87
Scholastic*	345	14
Total Publishing-Books		101

Description	Shares	Value (000)
Publishing-Newspapers — 0.1%		
Dolan Media*	1,540	$ 41
Gannett	3,912	166
New York Times, Cl A	3,100	61
Total Publishing-Newspapers		268
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	7,640	86
Total Publishing-Periodicals		86
Quarrying — 0.0%		
Vulcan Materials	70	6
Total Quarrying		6
Radio — 0.0%		
Radio One, Cl D*	9,220	32
Total Radio		32
Recreational Centers — 0.1%		
Life Time Fitness*	2,605	158
Town Sports International Holdings*	3,700	56
Total Recreational Centers		214
Reinsurance — 1.0%		
Allied World Assurance Holdings	850	41
Aspen Insurance Holdings	9,225	252
Berkshire Hathaway, Cl B*	91	402
Endurance Specialty Holdings	1,920	75
Everest Re Group	687	73
Montpelier Re Holdings	13,305	238
PartnerRe	10,650	887
RenaissanceRe Holdings	8,900	519
Validus Holdings*	5,320	138
Total Reinsurance		2,625
REITs-Apartments — 0.4%		
AvalonBay Communities	3,496	429
BRE Properties	3,547	194
Camden Property Trust	3,850	240
Equity Residential	5,280	221
Total REITs-Apartments		1,084
REITs-Diversified — 0.4%		
CapitalSource	2,820	51
Colonial Properties Trust	3,811	119
Digital Realty Trust	4,138	182
PS Business Parks	1,078	63
Vornado Realty Trust	5,440	608
Total REITs-Diversified		1,023
REITs-Health Care — 0.3%		
Health Care	4,354	193
Nationwide Health Properties	7,748	242
Ventas	5,250	225
Total REITs-Health Care		660
REITs-Hotels — 0.3%		
DiamondRock Hospitality	10,014	192
FelCor Lodging Trust	5,210	109
Host Hotels & Resorts	19,245	427

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
REITs-Hotels - continued		
LaSalle Hotel Properties	2,742	$ 113
Total REITs-Hotels		841
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	371	19
Total REITs-Manufactured Homes		19
REITs-Mortgage — 0.1%		
Annaly Capital Management	3,050	52
MFA Mortgage Investments	11,540	99
Total REITs-Mortgage		151
REITs-Office Property — 0.8%		
American Financial Realty Trust	10,690	72
BioMed Realty Trust	9,122	218
Boston Properties	7,188	779
Corporate Office Properties Trust SBI MD	2,408	100
Highwoods Properties	5,072	182
Kilroy Realty	3,153	205
SL Green Realty	3,491	421
Total REITs-Office Property		1,977
REITs-Regional Malls — 0.6%		
CBL & Associates Properties	3,889	129
General Growth Properties	8,515	463
Simon Property Group	8,092	842
Taubman Centers	3,873	228
Total REITs-Regional Malls		1,662
REITs-Shopping Centers — 0.4%		
Acadia Realty Trust	3,690	98
Federal Realty Investment Trust	2,816	248
Kimco Realty	6,254	260
Kite Realty Group Trust	5,048	92
Regency Centers	4,258	304
Total REITs-Shopping Centers		1,002
REITs-Storage — 0.2%		
Public Storage	5,208	422
Total REITs-Storage		422
REITs-Warehouse/Industrial — 0.3%		
AMB Property	5,476	358
EastGroup Properties	596	28
Prologis	6,117	439
Total REITs-Warehouse/Industrial		825
Rental Auto/Equipment — 0.1%		
H&E Equipment Services*	7,840	138
Total Rental Auto/Equipment		138
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	3,110	246
Aeropostale*	1,500	34
AnnTaylor Stores*	3,100	96
Footstar	8,580	43
Kenneth Cole Productions, Cl A	1,870	35
Men's Wearhouse	9,200	389

Description	Shares	Value (000)
Retail-Apparel/Shoe — continued		
Syms	6,140	$ 87
Total Retail-Apparel/Shoe		930
Retail-Automobile — 0.0%		
Group 1 Automotive	3,130	97
Total Retail-Automobile		97
Retail-Building Products — 0.1%		
Home Depot	5,400	170
Total Retail-Building Products		170
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	10,355	613
Total Retail-Computer Equipment		613
Retail-Consumer Electronics — 0.0%		
Best Buy	25	1
Total Retail-Consumer Electronics		1
Retail-Discount — 0.0%		
Costco Wholesale	680	46
Total Retail-Discount		46
Retail-Drug Store — 0.6%		
CVS Caremark	26,925	1,125
Walgreen	8,360	331
Total Retail-Drug Store		1,456
Retail-Gardening Products — 0.0%		
Tractor Supply*	1,100	46
Total Retail-Gardening Products		46
Retail-Jewelry — 0.0%		
Movado Group	3,300	99
Total Retail-Jewelry		99
Retail-Office Supplies — 0.1%		
Office Depot*	5,500	103
OfficeMax	1,040	33
Total Retail-Office Supplies		136
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	51,730	237
Total Retail-Propane Distributors		237
Retail-Restaurants — 0.0%		
BJ's Restaurants*	1,025	20
Total Retail-Restaurants		20
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	3,880	130
Zumiez*	559	23
Total Retail-Sporting Goods		153
Retirement/Aged Care — 0.0%		
Emeritus*	1,900	63
Total Retirement/Aged Care		63

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
S&L/Thrifts-Central US — 0.0%		
Citizens First Bancorp	1,950	$ 35
Franklin Bank*	5,000	39
Total S&L/Thrifts-Central US		74
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	11,880	128
Clifton Savings Bancorp	6,450	71
Dime Community Bancshares	6,600	95
Flushing Financial	5,200	88
Investors Bancorp*	6,400	96
KNBT Bancorp	4,250	73
NewAlliance Bancshares	6,050	84
Provident New York Bancorp	8,400	107
Total S&L/Thrifts-Eastern US		742
S&L/Thrifts-Southern US — 0.0%		
BankUnited Financial, Cl A	4,750	41
Total S&L/Thrifts-Southern US		41
S&L/Thrifts-Western US — 0.2%		
PFF Bancorp	3,550	38
Provident Financial Holdings	2,950	60
Washington Federal	18,025	435
Total S&L/Thrifts-Western US		533
Schools — 0.3%		
Capella Education*	1,435	89
ITT Educational Services*	1,955	249
Learning Tree International*	6,380	140
New Oriental Education & Technology Group ADR*	780	70
Strayer Education	540	101
Total Schools		649
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	2,705	40
Cirrus Logic*	15,300	94
Cypress Semiconductor*	5,630	206
Emulex*	4,800	104
Integrated Device Technology*	5,900	79
Maxim Integrated Products	44,085	1,195
Powertech Technology GDR	18,956	153
Total Semiconductor Components-Integrated Circuits		1,871
Semiconductor Equipment — 0.3%		
Applied Materials	8,700	169
Brooks Automation*	4,040	52
Entegris*	10,280	94
Novellus Systems*	2,180	62
Tessera Technologies*	2,020	77
Ultratech*	1,790	21
Varian Semiconductor Equipment Associates*	4,150	191
Total Semiconductor Equipment		666
Software Tools — 0.1%		
VMware, Cl A*	1,690	211
Total Software Tools		211

Description	Shares	Value (000)
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	2,800	$ 27
Total Specified Purpose Acquisition		27
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	1,780	21
TMK OAO GDR	1,500	67
TMK OAO GDR 144A	2,200	97
Valmont Industries	1,025	98
Total Steel Pipe & Tube		283
Steel-Producers — 0.1%		
Olympic Steel	2,250	59
Severstal GDR*	6,700	160
Total Steel-Producers		219
Steel-Specialty — 0.3%		
Allegheny Technologies	7,995	817
Total Steel-Specialty		817
Super-Regional Banks-US — 0.6%		
Bank of America	11,887	574
Capital One Financial	9,785	642
Wells Fargo	10,736	365
Total Super-Regional Banks-US		1,581
Telecommunications Equipment — 0.1%		
Comtech Telecommunications*	1,800	97
OpNext*	3,383	40
Plantronics	2,440	67
Tollgrade Communications*	5,070	41
Total Telecommunications Equipment		245
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	4,495	69
Total Telecommunications Equipment-Fiber Optics		69
Telecommunications Services — 0.6%		
Amdocs*	9,515	327
Cbeyond*	820	32
Embarq	11,900	630
MasTec*	4,110	65
Orbcomm*	5,809	48
RCN	6,640	97
SAVVIS*	1,100	42
Time Warner Telecom, Cl A*	11,335	263
Total Telecommunications Services		1,504
Telephone-Integrated — 0.8%		
AT&T	27,449	1,147
General Communication, Cl A*	7,300	86
IDT, Cl B	7,980	64
Level 3 Communications*	5,275	16
Verizon Communications	16,680	768
Total Telephone-Integrated		2,081
Television — 0.0%		
Sinclair Broadcast Group, Cl A	4,060	49
Total Television		49

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	4,400	$ 375
Total Textile-Home Furnishings		375
Theaters — 0.0%		
National CineMedia	2,093	56
Total Theaters		56
Therapeutics — 0.5%		
Gilead Sciences*	21,945	1,014
Medicines*	5,365	103
Theravance*	2,270	57
Warner Chilcott, Cl A*	2,560	47
Total Therapeutics		1,221
Tobacco — 0.8%		
Altria Group	11,896	868
Imperial Tobacco Group ADR	8,393	853
UST	6,721	358
Total Tobacco		2,079
Tools-Hand Held — 0.2%		
Stanley Works	8,008	461
Total Tools-Hand Held		461
Transactional Software — 0.0%		
Innerworkings*	4,298	69
VeriFone Holdings*	590	29
Total Transactional Software		98
Transport-Air Freight — 0.0%		
ABX Air*	9,140	58
Total Transport-Air Freight		58
Transport-Equipment & Leasing — 0.2%		
Aircastle	3,860	125
GATX	1,080	44
Genesis Lease ADR*	4,860	107
Greenbrier	5,150	137
Total Transport-Equipment & Leasing		413
Transport-Marine — 0.2%		
Overseas Shipholding Group	5,300	394
Paragon Shipping, Cl A	1,120	28
Total Transport-Marine		422
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	4,715	411
Canadian Pacific Railway	2,600	183
CSX	2,942	132
Union Pacific	599	76
Total Transport-Rail		802
Transport-Services — 0.1%		
Expeditors International Washington	3,410	173
Total Transport-Services		173

Description	Shares	Value (000)
Transport-Truck — 0.0%		
Forward Air	1,750	$ 57
Total Transport-Truck		57
Veterinary Diagnostics — 0.1%		
VCA Antech*	3,020	139
Total Veterinary Diagnostics		139
Vitamins & Nutrition Products — 0.1%		
Herbalife	6,975	308
Total Vitamins & Nutrition Products		308
Water — 0.0%		
Consolidated Water	2,800	93
Total Water		93
Web Hosting/Design — 0.2%		
Equinix*	3,815	445
Total Web Hosting/Design		445
Web Portals/ISP — 0.8%		
Google, Cl A*	2,511	1,775
Sina*	3,785	217
Trizetto Group*	5,000	82
Total Web Portals/ISP		2,074
Wireless Equipment — 0.7%		
American Tower, Cl A*	22,420	991
Aruba Networks*	2,924	56
Globecomm Systems*	1,830	28
InterDigital*	7,560	163
Nokia ADR	11,258	447
RF Micro Devices*	34,460	214
Total Wireless Equipment		1,899
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	2,541	55
Total Wound, Burn & Skin Care		55
Total Common Stock		
(Cost $126,527)		151,943
FOREIGN COMMON STOCK — 20.2%		
Australia — 1.3%		
Ausenco	1,608	23
BHP Billiton	24,627	1,072
Caltex Australia	2,545	51
Leighton Holdings	26,025	1,523
Perilya	1,803	6
QBE Insurance Group	4,075	125
Riversdale Mining*	156	1
Sally Malay Mining	13,039	74
Santos	41,901	553
Seven Network	2,749	35
Total Australia		3,463

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Austria — 0.3%		
Voestalpine	8,148	$ 736
Total Austria		736
Belgium — 1.0%		
Belgacom	200	10
Colruyt	113	24
Delhaize Group	7,987	762
Dexia	7,243	233
InBev	8,544	809
KBC Groep	5,161	725
Total Belgium		2,563
Bermuda — 0.0%		
Catlin Group	1,644	17
Total Bermuda		17
Brazil — 0.2%		
Banco do Brasil	8,900	161
Localiza Rent A CAR	10,400	123
Porto Seguro	3,700	167
Total Brazil		451
Canada — 0.7%		
Biovail	1,800	36
Canadian Imperial Bank of Commerce	3,500	378
Churchill Corp*	600	19
Jean Coutu Group, Cl A	6,700	99
Magna International, Cl A	1,000	95
Methanex	1,500	46
Petro Canada	3,600	208
Rothmans	1,800	47
Sherritt International	5,500	103
Teck Cominco, Cl B	13,200	662
Total Canada		1,693
China — 0.2%		
China Life Insurance, Cl H	12,000	80
Harbin Power Equipment, Cl H	68,000	223
Industrial & Commercial Bank of China, Cl H	288,000	275
Total China		578
Denmark — 0.1%		
D/S Torm A/S	500	21
Norden	1,650	205
Sanistal A/S, Cl B	280	46
Topdanmark*	325	56
Total Denmark		328
Finland — 0.2%		
Outokumpu	12,649	475
Total Finland		475
France — 1.2%		
Air France-KLM	6,398	244
BNP Paribas	7,518	833
Cap Gemini	2,836	182
Rallye	548	42
Recylex*	464	18
Societe Generale	8,766	1,481

Description	Shares	Value (000)
France— continued		
Ubisoft Entertainment*	899	$ 74
Vivendi	5,101	231
Total France		3,105
Germany — 2.3%		
Beiersdorf	1,905	151
Deutsche Lufthansa	46,397	1,370
E.ON	3,960	774
Epcos	2,331	47
Kloeckner	425	22
MAN	6,935	1,240
Salzgitter	4,606	907
ThyssenKrupp	22,422	1,494
Total Germany		6,005
Greece — 0.0%		
Intracom Holdings	990	6
Total Greece		6
Hong Kong — 0.8%		
China Everbright International	271,000	144
China Infrastructure Machinery Holdings	51,000	113
China Mobile	20,000	414
China Resources Enterprise	42,000	184
CNOOC	98,000	212
Hong Kong Exchanges and Clearing	16,000	534
Hongkong & Shanghai Hotels	39,500	73
Kingdee International Software Group	104,000	78
Modern Beauty Salon Holdings	92,000	45
Regal Hotels International Holdings	222,000	19
Solomon Systech International	43,616	4
Television Broadcasts	6,000	39
Vtech Holdings	3,326	28
Total Hong Kong		1,887
Indonesia — 0.2%		
Bank Rakyat Indonesia	175,000	151
Ciputra Development*	962,000	96
PT Astra International	51,000	145
Total Indonesia		392
Italy — 1.3%		
Banco di Desio e della Brianza*	1,083	12
Enel	71,429	857
ENI	42,734	1,561
Fiat	26,027	844
Indesit	7,882	140
Total Italy		3,414
Japan — 3.1%		
Alpine Electronics	3,400	55
Arcs	5,600	84
Brother Industries	5,511	74
Central Japan Railway	57	590
FUJIFILM Holdings	7,300	349
Fujitsu Frontech	1,100	10
Geo	23	55
Glory	1,300	43
Heiwa	1,400	16
IBJ Leasing	1,500	29

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Japan — continued		
Kawasaki Kisen Kaisha	75	$ 1
KDDI	24	181
Kyoei Steel	1,300	32
Leopalace21	5,000	160
Makita	7,100	342
Marubeni	93,000	799
Marudai Food	5,000	12
Mitsui OSK Lines	4,600	76
Mitsumi Electric	4,400	203
Nikon	18,000	578
Nintendo	3,000	1,906
Nippon Mining Holdings	61,500	582
Nippon Oil	49,000	434
Nippon Steel	400	3
Nissan Shatai	20,000	161
Saizeriya	900	16
Santen Pharmaceutical	35	1
Seiko Holdings	5,000	27
Shinwa Kaiun Kaisha	8,000	82
Sojitz	23,600	108
Sumikin Bussan	3,000	13
Sumitomo	36,400	634
Taihei Kogyo	6,000	31
Tokyo Dome	5,000	32
Tokyo Electron	27	2
Tokyo Tekko	2,000	9
Toyota Boshoku	11	—
TS Tech	500	27
Victor Company of Japan*	20,000	43
Yamato Kogyo	2,300	108
Total Japan		8,000
Luxembourg — 0.1%		
Millicom International Cellular*	2,000	235
Total Luxembourg		235
Malaysia — 0.1%		
SP Setia	24,000	57
WCT Engineering	61,000	153
Total Malaysia		210
Mexico — 0.0%		
Corp GEO SAB de CV, Ser B*	14,000	52
Total Mexico		52
Netherlands — 2.0%		
Aegon	18,996	394
Draka Holding	1,392	61
Heineken	6,680	469
Hunter Douglas	2,113	198
ING Groep	36,460	1,648
Koninklijke Ahold	9,864	149
Nutreco Holding	119	8
OCE	1,468	30
Royal Dutch Shell, Cl A	50,212	2,203
Unilever	708	23
Wavin	2,728	47
Total Netherlands		5,230
New Zealand — 0.1%		
Contact Energy	8,411	59

Description	Shares	Value (000)
New Zealand — continued		
Fletcher Building	17,666	$ 162
Total New Zealand		221
Norway — 0.1%		
Acta Holding	4,400	18
Cermaq	1,400	21
Norsk Hydro	2,900	43
StatoilHydro	2,500	85
Total Norway		167
Philippines — 0.1%		
Ayala	17,200	249
Union Bank of Philippines	54,000	63
Total Philippines		312
Russia — 0.1%		
Sberbank	54,000	233
Total Russia		233
Singapore — 0.5%		
Jardine Cycle & Carriage	15,000	220
Keppel Corp	50,000	514
Neptune Orient Lines	16,000	57
Singapore Airlines	8,400	115
Singapore Exchange	11,000	121
Singapore Telecommunications	64,600	184
Swiber Holdings*	6,000	15
Total Singapore		1,226
South Africa — 0.3%		
Anglo Platinum	870	150
MTN Group	9,500	186
Standard Bank Group	10,900	199
Truworths International	34,200	174
Total South Africa		709
South Korea — 0.3%		
Daegu Bank	7,100	126
LG Chem	990	124
Samsung Engineering	1,480	199
SK Energy*	860	198
SSCP	4,650	192
Total South Korea		839
Sweden — 0.7%		
Atlas Copco, Cl A	24,200	407
Electrolux, Ser B	13,100	255
JM	2,616	58
Peab Ab	1,000	9
Scania, Cl B	13,800	379
Skandinaviska Enskilda Banken, Cl A	600	18
Volvo, Cl B	32,366	637
Total Sweden		1,763
Switzerland — 0.4%		
Compagnie Financiere Richemont, Cl A	277	20
Credit Suisse Group	3,360	227
Geberit	100	13
Swatch Group	464	149

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Switzerland — continued		
Swiss Life Holding	80	$ 22
Zurich Financial Services	1,874	566
Total Switzerland		997
Thailand — 0.1%		
CP ALL	382,000	115
Home Product Center	139,000	21
Kasikornbank	78,000	207
Total Thailand		343
Turkey — 0.1%		
Asya Katilim Bankasi*	12,900	111
BIM Birlesik Magazalar	1,200	99
Total Turkey		210
United Kingdom — 2.3%		
Antofagasta	69,910	1,223
AstraZeneca	9,968	491
Barclays	11,605	147
BP	500	7
British Airways*	41,173	383
BT Group	217,388	1,477
CSR*	3,292	44
Dana Petroleum*	1,931	52
Eurocastle Investment	829	26
Halfords Group	1,900	14
HBOS	3,954	72
Imperial Tobacco Group	4,165	211
International Power	1,409	14
Kazakhmys	4,890	150
Marks & Spencer Group	9,333	127
Mondi*	17,685	164
National Express Group	5,800	160
NETeller*	10,959	16
Next	704	33
Petrofac	3,786	41
Reckitt Benckiser Group Plc	582	34
Resolution	31,736	482
Rio Tinto	500	47
Royal Bank of Scotland Group	27,192	294
Royal Dutch Shell, Cl B	3,447	150
SIG	1,600	35
Sportingbet*	10,641	13
Tate & Lyle	1,823	17
THUS Group	12,959	40
Total United Kingdom		5,964
Total Foreign Common Stock		
(Cost $40,084)		51,824
FOREIGN PREFERRED STOCK — 0.1%		
Germany — 0.1%		
Porsche	57	152
Total Foreign Preferred Stock		
(Cost $43)		152
INVESTMENT COMPANY — 0.3%		
Index Fund-Mid Cap — 0.1%		
iShares Russell Midcap Value Index Fund	900	137

Description	Shares/Face Amount(000)	Value (000)
Total Index Fund-Growth-Small Cap	$	137
Index Fund-Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	580	52
iShares Russell 2000 Index Fund*	2,460	202
Total Index Fund-Growth-Small Cap		254
Index Fund-Small Cap — 0.1%		
iShares S&P SmallCap 600 Value Index Fund	4,500	343
Total Index Fund-Small Cap		343
Total Investment Company		
(Cost $706)		734
WARRANTS — 0.5%		
Bharat Heavy Electricals 144A, expires 05/12/08*	2,100	140
Bharti Airtel 144A, expires 10/28/08*	7,200	185
Foxconn Technology 144A, expires 08/22/08*	4,700	57
Grasim Industries 144A, expires 05/22/09*	1,300	123
Infosys Technologies 144A, expires 08/21/09*	3,150	148
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	8,700	112
Maruti Suzuki 144A, expires 09/03/12*	5,450	149
Nicholas Piramal 144A, expires 10/26/09*	21,700	167
TXC 144A, expires 01/27/12*	61,000	125
Universal Scientific Industrial 144A, expires 06/04/12*	137,000	104
Total Warrants		
(Cost $939)		1,310
U.S. GOVERNMENT AGENCY OBLIGATIONS — 4.7%		
Federal Home Loan Mortgage Corporation		
6.500%, 04/01/35	$ 5	5
6.000%, 08/01/29	9	9
6.000%, 08/01/37	376	379
5.899%, 12/01/36 (A)	362	365
5.875%, 03/21/11	25	26
5.846%, 01/01/37 (A)	541	547
5.784%, 03/01/37 (A)	125	126
5.500%, 09/01/17	11	11
5.500%, 09/01/19	42	42
5.500%, 08/01/20	228	229
5.500%, 02/01/21	205	205
5.500%, 02/01/21	39	39
5.500%, 09/01/21	4	4
5.500%, 11/01/36	56	55
5.500%, 12/01/36	145	143
5.500%, 05/01/37	630	620
5.500%, 04/01/22	111	111
5.400%, 03/17/21	245	248
5.267%, 04/01/37 (A)	325	323
5.000%, 10/16/09	180	181
5.000%, 07/01/21	323	318
5.000%, 11/01/21	59	58
5.000%, 05/01/22	243	239

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Face Amount(000)	Value (000)
U.S. GOVERNMENT AGENCY OBLIGATIONS — continued		
Federal Home Loan Mortgage Corporation MTN		
5.250%, 02/24/11	$ 225	$ 227
Federal Home Loan Mortgage Corporation - Gold		
6.500%, 08/01/37	25	25
6.000%, 07/01/37	277	279
Federal National Conventional Loan		
6.000%, 02/01/37	295	297
5.500%, 11/01/36	675	665
5.500%, 12/01/36	994	980
Federal National Mortgage Association		
6.500%, 03/01/35	118	121
6.500%, 10/01/37	365	371
6.250%, 02/01/11	275	289
6.000%, 01/01/29	84	85
6.000%, 12/15/31	355	359
6.000%, 05/01/33	60	60
6.000%, 12/01/34	34	35
6.000%, 12/01/34	39	40
6.000%, 07/01/36	266	268
6.000%, 08/01/36	51	52
6.000%, 09/01/36	85	86
6.000%, 11/01/36	200	201
6.000%, 11/01/36	302	304
6.000%, 12/01/36	185	187
5.500%, 03/01/20	27	27
5.500%, 04/01/21	122	122
5.500%, 05/01/21	73	73
5.500%, 11/01/21	42	42
5.500%, 12/01/33	134	133
5.500%, 01/01/36	293	289
5.500%, 02/01/36	166	164
5.500%, 03/01/36	242	238
5.500%, 03/01/36	145	143
5.500%, 04/01/36	166	164
5.500%, 11/01/36	477	470
5.125%, 01/02/14	100	101
5.000%, 03/01/20	61	60
5.000%, 05/01/37	148	142
Federal National Mortgage Association TBA		
6.500%, 11/15/37	850	870
Total U.S. Government Agency Obligations		
(Cost $12,153)		12,252
U.S. TREASURY OBLIGATIONS — 5.4%		
U.S. Treasury Bonds		
7.500%, 11/15/16	50	61
5.375%, 02/15/31	730	791
4.500%, 02/15/36	670	643
U.S. Treasury Notes		
4.875%, 08/15/09	60	61
4.750%, 05/15/14	1,010	1,038
4.750%, 08/15/17	3,365	3,440
4.750%, 02/15/37	425	425
4.625%, 11/15/09	705	715
4.625%, 02/29/12	1,200	1,224
4.500%, 11/30/11	715	726
4.500%, 11/15/15	275	277
4.500%, 05/15/17	600	602
4.125%, 08/31/12	2,100	2,099

Description	Face Amount (000)	Value (000)
U.S. TREASURY OBLIGATIONS — continued		
3.875%, 07/15/10	1,810	1,809
Total U.S. Treasury Obligations		
(Cost $13,749)		13,911
CORPORATE BONDS — 3.3%		
Abbott Laboratories		
5.600%, 05/15/11	170	174
American General Finance		
4.000%, 03/15/11	70	67
Ameriprise Financial		
5.350%, 11/15/10	60	60
Amgen		
4.000%, 11/18/09	35	34
AOL Time Warner		
6.875%, 05/01/12	90	95
Apache		
5.250%, 04/15/13	240	240
Astrazenca		
5.400%, 09/15/12	385	389
Astrazeneca		
6.450%, 09/15/37	35	37
AT&T Wireless		
8.750%, 03/01/31	40	52
7.875%, 03/01/11	65	70
Bank of America		
5.375%, 08/15/11	180	182
5.375%, 06/15/14	30	30
Bank One		
5.900%, 11/15/11	95	97
5.250%, 01/30/13	90	89
Canadian National Railway		
5.800%, 06/01/16	100	102
Canadian National Resources		
5.700%, 05/15/17	145	144
Canadian Natural Resources		
6.700%, 07/15/11	35	37
Caterpillar Financial Services		
5.050%, 12/01/10	100	101
Chubb		
4.934%, 11/16/07	70	70
Cisco Systems		
5.500%, 02/22/16	60	60
5.250%, 02/22/11	145	147
Citigroup		
5.100%, 09/29/11	165	165
Columbus Southern Power, Ser C		
5.500%, 03/01/13	65	65
Comcast		
5.900%, 03/15/16	105	106
5.875%, 02/15/18	30	30
5.300%, 01/15/14	45	44
Conocophillips Canada		
5.625%, 10/15/16	100	102
Costco Wholesale		
5.500%, 03/15/17	35	34
Covidien 144A		
6.000%, 10/15/17	15	15
5.450%, 10/15/12	30	30
CRH America		
6.000%, 09/30/16	75	74
DaimlerChrysler		
4.750%, 01/15/08	115	115
Deutsche Telekom		
8.000%, 06/15/10	170	182

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio

October 31, 2007(Unaudited)

Description	Face Amount (000)	Value (000)
CORPORATE BONDS — continued		
Diageo Capital		
5.750%, 10/23/17	$ 40	$ 40
Dominion Resources, Ser A		
5.600%, 11/15/16	25	25
Eog Resources		
5.875%, 09/15/17	35	36
ERP Operating LP		
5.750%, 06/15/17	185	179
5.125%, 03/15/16	95	89
Federal Home Loan Bank		
5.250%, 11/03/09	455	458
FedEx		
5.500%, 08/15/09	55	55
FPL Group Capital		
5.625%, 09/01/11	210	214
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	75	73
General Electric Capital, Ser G MTN		
5.720%, 08/22/11	100	100
General Mills		
5.650%, 09/10/12	215	218
Goldman Sachs		
6.750%, 10/01/37	15	15
Hartford Financial Services Group		
5.375%, 03/15/17	45	44
Hospira		
6.050%, 03/30/17	30	30
HSBC Finance		
6.375%, 10/15/11	145	150
International Lease Finance MTN		
5.750%, 06/15/11	40	40
5.650%, 06/01/14	170	169
John Deere Capital		
5.400%, 10/17/11	55	56
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	110	109
Kraft Foods		
7.000%, 08/11/37	35	38
6.500%, 08/11/17	55	58
Lehman Brothers Holding		
6.200%, 09/26/14	10	10
Marathon Oil		
6.600%, 10/01/37	20	21
Masco		
6.125%, 10/03/16	25	25
Metlife		
5.375%, 12/15/12	50	50
5.000%, 06/15/15	85	81
Midamerican Energy Holdings		
5.875%, 10/01/12	200	205
Morgan Stanley		
4.000%, 01/15/10	85	83
Nextel Communications, Ser E		
6.875%, 10/31/13	105	105
Pepsico		
5.150%, 05/15/12	60	61
PNC Funding		
4.200%, 03/10/08	45	45
Prologis Trust		
7.100%, 04/15/08	30	30
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	45	43

Description	Face Amount (000)	Value (000)
CORPORATE BONDS — continued		
PSE&G Power		
7.750%, 04/15/11	$ 85	$ 91
6.950%, 06/01/12	55	59
PSI Energy		
6.050%, 06/15/16	40	41
SBC Communications		
5.625%, 06/15/16	45	45
5.100%, 09/15/14	125	123
Schering-Plough		
6.750%, 12/01/33	45	48
5.550%, 12/01/13	115	115
Shell International		
5.625%, 06/27/11	100	103
Simon Property Group		
5.750%, 12/01/15	35	34
Southern Power, Ser B		
6.250%, 07/15/12	55	57
Starbucks		
6.250%, 08/15/17	250	255
Telecom Italia Capital		
4.000%, 11/15/08	180	178
Time Warner Cable 144A		
5.850%, 05/01/17	55	55
Tyco Electronics 144A		
6.550%, 10/01/17	40	41
Union Pacific		
3.875%, 02/15/09	190	187
Virginia Electric Power, Ser A		
6.000%, 05/15/37	30	29
Wachovia MTN		
5.700%, 08/01/13	135	136
Wal-mart Stores		
4.550%, 05/01/13	50	49
Washington Mutual Financial		
6.875%, 05/15/11	40	42
Weatherford International 144A		
6.350%, 06/15/17	275	282
5.950%, 06/15/12	45	46
Weyerhaeuser		
5.950%, 11/01/08	15	15
Willis North America		
6.200%, 03/28/17	30	30
Wyeth		
5.500%, 02/01/14	70	70
Xcel Energy 144A		
5.613%, 04/01/17	173	170
Total Corporate Bonds		
(Cost $8,466)		8,495
MORTGAGE RELATED — 2.0%		
Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	430	424
Banc of America Mortgage CMO, Ser 2005-D, Cl 2A4(A)		
4.780%, 05/25/35	210	209
Bear Stearns CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	155	151
Bear Stearns CMBS, Ser 2005-T20, Cl A2(A)		
5.127%, 10/12/42	175	175

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

Description	Face Amount (000)		Value (000)
MORTGAGE RELATED — continued			
Bear Stearns CMBS, Ser 2006-PW13, Cl A4			
5.540%, 09/11/41	$ 285	$	284
Bear Stearns CMBS, Ser 2006-T22, Cl A2(A)			
5.465%, 04/12/38	355		358
Chase Issuance Trust CMBS, 2007-A15 A,			
4.960%, 09/17/12	280		280
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2(A)			
6.069%, 09/25/36	390		396
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1(A)			
6.045%, 09/25/36	202		203
Chase Mortgage Finance CMO, Ser 2007-A1, Cl 12A2			
5.939%, 03/25/37	480		480
Citicorp Mortgage Securities CMO, 2006-3 2A1			
5.500%, 06/25/21	344		342
Citigroup CMO, Ser 2004-C2, Cl A3			
4.380%, 10/15/41	260		253
Countrywide Home Loans CMBS, Ser 2007-18, Cl 1A1			
6.000%, 09/01/37	367		365
JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4			
4.529%, 01/12/37	140		137
JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2			
4.625%, 03/15/46	143		141
Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3			
5.250%, 07/25/20	394		389
Wells Fargo CMO, Ser 2006-11, Cl A8			
6.000%, 09/25/36	256		253
Wells Fargo Mortgage Backed CMO Securities, 2007-7 A1			
6.000%, 06/25/37	354		351
Total Mortgage Related			
(Cost $5,181)			5,191
FOREIGN BONDS — 0.7%			
Bundesrepublik, Ser 03 (EUR)			
4.750%, 07/04/34	55		82
Bundesrepublik, Ser 02 (EUR)			
5.000%, 07/04/12	60		90
Bundesrepublik, Ser 04 (EUR)			
3.750%, 01/04/15	63		89
Bundesrepublik, Ser 05 (EUR)			
3.500%, 01/04/16	70		97
Canada (CAD)			
5.750%, 06/01/33	70		90
5.250%, 06/01/13	86		96
Citigroup, Ser INTL (JPY)			
2.400%, 10/31/25	5,000		41
Development Bank of Japan (JPY)			
1.750%, 03/17/17	20,000		174
Netherlands Government (EUR)			
4.250%, 07/15/13	60		87

Description	Face Amount (0000/Shares)		Value (000)
FOREIGN BONDS — continued			
Nykredit (DKK)			
4.000%, 01/01/08	$ 1,500	$	291
Swedish Goverment (SEK)			
3.952%, 12/01/15	700		140
Swedish Government (SEK)			
4.500%, 08/12/15	900		144
United Kingdom Gilt (GBP)			
4.000%, 09/07/16	170		330
Total Foreign Bonds			
(Cost $1,595)			1,751
MONEY MARKET FUND — 4.0%			
Evergreen Select Money Market Fund, Institutional Class, 5.060% (B)	10,233		10,233
Total Money Market Fund			
(Cost $10,233)			10,233
Total Investments 100.0% (Cost $219,676) †			257,796
Other Assets and Liabilities, Net (0.0%)			(17)
Total Net Assets 100.0%		$	257,779

* Non-income producing security.
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration normally to qualified institutions. On October 31, 2007, the value of these securities amounted to $2,549(000), representing 1.0% of the net assets of the Fund.
(A) Variable rate security — the rate reported represents the rate as of October 31, 2007.
(B) The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.
ADR — American Depositary Receipt
CAD — Canadian Dollar
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
DKK — Danish Krone
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depository Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
LP — Limited Partnership
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series
TBA — Security trades under delayed delivery commitments settling after October 31, 2007. Income on this security will not be earned until the settlement date.
Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

† At October 31, 2007, the tax basis cost of the Fund's
  investments was $219,675,784 and the unrealized
  appreciation and depreciation were $42,622,991 and
  $(4,502,320) respectively.

For information regarding the Fund's policy regarding
  valuation of investments and other significant accounting
  policies, please refer to the Fund's most recent semi-
  annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Moderate Growth Portfolio
October 31, 2007(Unaudited)

As of October 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date		Currency to Deliver		Currency to Receive	Unrealized Appreciation/ (Depreciation)
12/11/2007	EUR	(94,624)	AUD	158,952	$10,495
12/11/2007	GBP	(90,533)	AUD	223,859	19,994
12/11/2007	JPY	(11,762,220)	AUD	127,435	15,900
12/11/2007	USD	(133,802)	AUD	148,966	4,580
12/11/2007	USD	(110,023)	CAD	116,845	13,820
12/11/2007	EUR	(40,000)	CHF	65,271	(1,461)
12/11/2007	USD	(169,935)	DKK	924,446	9,847
12/11/2007	AUD	(235,915)	EUR	140,000	(16,215)
12/11/2007	CAD	(118,536)	EUR	81,982	(6,799)
12/11/2007	DKK	(1,212,096)	EUR	162,822	296
12/11/2007	GBP	(583,923)	EUR	847,294	15,889
12/11/2007	JPY	(27,357,000)	EUR	170,000	8,072
12/11/2007	USD	(5,356,174)	EUR	3,905,382	304,886
12/11/2007	EUR	(300,295)	GBP	210,000	697
12/11/2007	USD	(544,051)	GBP	270,672	17,903
12/11/2007	EUR	(1,537,886)	JPY	238,901,221	(147,784)
12/11/2007	USD	(708,651)	JPY	80,579,285	(6,592)
12/11/2007	EUR	(110,902)	NOK	884,818	4,120
12/11/2007	USD	(156,770)	NOK	880,142	7,237
12/11/2007	EUR	(59,478)	SEK	557,412	1,632
12/11/2007	NOK	(300,000)	SEK	354,800	15
12/11/2007	USD	(171,380)	SEK	1,108,265	3,285
12/11/2007	AUD	(38,303)	USD	31,294	(4,288)
12/11/2007	CAD	(200,000)	USD	205,182	(6,798)
12/11/2007	EUR	(28,357)	USD	40,000	(1,105)
12/11/2007	JPY	(21,999,815)	USD	190,000	(1,677)
12/11/2007	SEK	(1,747,301)	USD	255,080	(20,297)
					$225,652

AUD — Australian Dollar

CAD — Canadian Dollar

CHF — Swiss Franc

DKK — Danish Krone

EUR — Euro

GBP — British Pound Sterling

JPY — Japanese Yen

NOK — Norwegian Krone

SEK — Swedish Krona

USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 72.0%		
Advanced Materials/Products — 0.1%		
Hexcel*	6,800	$ 170
Total Advanced Materials/Products		170
Advertising Sales — 0.1%		
Focus Media Holding ADR*	2,880	179
Total Advertising Sales		179
Advertising Services — 0.1%		
inVentiv Health*	2,950	125
Total Advertising Services		125
Aerospace/Defense — 1.2%		
Aerovironment*	2,510	65
Boeing	12,069	1,190
Rockwell Collins	12,960	969
Teledyne Technologies*	1,490	78
Total Aerospace/Defense		2,302
Aerospace/Defense-Equipment — 0.4%		
AAR*	1,475	47
Alliant Techsystems*	2,850	315
BE Aerospace*	6,064	301
DRS Technologies	1,846	106
Goodrich	410	29
Total Aerospace/Defense-Equipment		798
Agricultural Biotech — 0.0%		
Origin Agritech Limited*	1,740	16
Total Agricultural Biotech		16
Agricultural Chemicals — 1.3%		
Agrium	3,300	210
CF Industries Holdings	1,930	169
Monsanto	16,244	1,586
Potash Corp of Saskatchewan	4,200	516
Total Agricultural Chemicals		2,481
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	9,312	333
Tejon Ranch*	740	30
Total Agricultural Operations		363
Airlines — 0.1%		
AMR*	6,400	154
Delta Air Lines*	1,590	33
Southwest Airlines	1	—
UAL*	475	23
US Airways Group*	1,250	34
Total Airlines		244
Apparel Manufacturers — 0.1%		
Gymboree*	1,310	45
Polo Ralph Lauren	2,607	179
Total Apparel Manufacturers		224
Applications Software — 0.7%		
Citrix Systems*	895	38

Description	Shares	Value (000)
Applications Software — continued		
Intuit*	1,915	$ 62
Microsoft	29,197	1,075
Nuance Communications*	2,395	53
Red Hat*	2,610	56
Total Applications Software		1,284
Audio/Video Products — 0.0%		
DTS*	1,537	44
Total Audio/Video Products		44
Auto-Cars/Light Trucks — 0.2%		
Ford Motor*	29,507	262
General Motors	1,468	57
Total Auto-Cars/Light Trucks		319
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	1,780	32
Total Auto-Medium & Heavy Duty Trucks		32
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	1,249	25
Total Auto/Truck Parts & Equipment-Original		25
Batteries/Battery Systems — 0.0%		
EnerSys*	3,000	54
Total Batteries/Battery Systems		54
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	2,790	173
Coca-Cola Bottling	1,090	64
Total Beverages-Non-Alcoholic		237
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	2,900	122
Molson Coors Brewing, Cl B	5,800	332
Total Brewery		454
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	122	5
Total Broadcast Services/Programming		5
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	1,090	201
Total Building & Construction-Miscellaneous		201
Building Products-Air & Heating — 0.1%		
AAON	6,150	112
Total Building Products-Air & Heating		112
Building-Heavy Construction — 0.0%		
Washington Group International*	960	93
Total Building-Heavy Construction		93
Cable TV — 0.4%		
Comcast, Cl A*	2,334	49

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Cable TV — continued		
Comcast, Special Cl A*	18,165	$ 379
DIRECTV Group*	11,416	303
Total Cable TV		731
Casino Hotels — 0.5%		
Harrah's Entertainment	35	3
MGM Mirage*	10,135	929
Total Casino Hotels		932
Casino Services — 0.1%		
International Game Technology	3,190	139
Total Casino Services		139
Cellular Telecommunications — 1.0%		
Alltel	148	11
America Movil, Ser L ADR	2,800	183
Millicom International Cellular*	1,800	211
NII Holdings*	19,233	1,115
Tim Participacoes ADR	3,100	144
Turkcell Iletisim Hizmet ADR	6,500	156
Vimpel-Communications ADR	3,950	131
Total Cellular Telecommunications		1,951
Chemicals-Diversified — 0.7%		
Celanese, Ser A	9,500	399
E.I. Du Pont de Nemours	14,190	702
Lyondell Chemical	1,305	62
Olin	1,195	27
Rohm & Haas	2,192	114
Total Chemicals-Diversified		1,304
Chemicals-Specialty — 0.3%		
Chemtura	1,570	15
Hercules Offshore	2,570	48
Lubrizol	4,800	326
Terra Industries*	6,650	245
Total Chemicals-Specialty		634
Coal — 0.3%		
Alpha Natural Resources*	1,390	38
Arch Coal	1,325	55
Consol Energy	3,500	198
Massey Energy	2,470	78
Peabody Energy	2,210	123
Walter Industries	1,830	56
Total Coal		548
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	6,300	180
Total Commercial Banks Non-US		180
Commercial Banks-Central US — 0.3%		
Bank Mutual	9,350	104
First Busey	5,700	118
First Midwest Bancorp	1,500	51
Heartland Financial USA	2,150	43
Irwin Financial	7,310	70
MB Financial	4,900	163

Description	Shares	Value (000)
Commercial Banks-Central US — continued		
Old Second Bancorp	2,900	$ 82
Total Commercial Banks-Central US		631
Commercial Banks-Eastern US — 0.0%		
Independent Bank	2,400	71
Total Commercial Banks-Eastern US		71
Commercial Banks-Western US — 0.2%		
AmericanWest Bancorp	2,700	52
Centennial Bank Holdings*	16,400	90
Glacier Bancorp	3,150	64
Imperial Capital Bancorp	2,550	55
Silver State Bancorp*	3,250	58
Sterling Financial	2,500	56
Total Commercial Banks-Western US		375
Commercial Services — 0.2%		
Alliance Data Systems*	460	37
Arbitron	1,570	80
ExlService Holdings*	2,691	73
PHH*	1,260	28
Steiner Leisure*	2,100	94
Total Commercial Services		312
Commercial Services-Finance — 0.1%		
Wright Express*	4,380	170
Total Commercial Services-Finance		170
Communications Software — 0.1%		
Avid Technology*	2,470	73
DivX*	3,760	47
Total Communications Software		120
Computer Aided Design — 0.1%		
Ansys*	3,170	123
Parametric Technology*	4,650	89
Total Computer Aided Design		212
Computer Services — 0.0%		
Syntel	982	42
Total Computer Services		42
Computer Software — 0.1%		
Double-Take Software*	3,823	91
Omniture*	1,210	41
Total Computer Software		132
Computers — 2.7%		
Apple*	11,800	2,241
Dell*	4,790	147
Hewlett-Packard	26,070	1,347
International Business Machines	3,215	373
Research In Motion*	9,435	1,175
Sun Microsystems*	3,160	18
Total Computers		5,301

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	3,580	$ 68
Radisys*	3,250	44
Riverbed Technology*	1,267	43
Total Computers-Integrated Systems		155
Computers-Memory Devices — 0.8%		
EMC Corp/Massachusetts*	50,430	1,280
Network Appliance*	480	15
Silicon Storage Technology*	7,100	24
Western Digital*	5,200	135
Xyratex*	3,300	56
Total Computers-Memory Devices		1,510
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	4,360	99
Total Computers-Peripheral Equipment		99
Consulting Services — 0.3%		
Advisory Board*	1,285	82
FTI Consulting*	4,688	255
Huron Consulting Group*	481	34
LECG*	3,790	66
MAXIMUS	1,850	89
Watson Wyatt Worldwide, Cl A	1,300	62
Total Consulting Services		588
Containers-Metal/Glass — 0.4%		
Crown Holdings*	8,900	221
Owens-Illinois*	12,700	564
Total Containers-Metal/Glass		785
Containers-Paper/Plastic — 0.0%		
Sealed Air	1,800	45
Sonoco Products	1,130	35
Total Containers-Paper/Plastic		80
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	205	14
Total Cosmetics & Toiletries		14
Cruise Lines — 0.3%		
Carnival	12,583	604
Total Cruise Lines		604
Data Processing/Management — 0.2%		
Automatic Data Processing	4,050	201
Commvault Systems*	1,923	39
Fair Isaac	340	13
Fiserv*	940	52
Total Data Processing/Management		305
Dental Supplies & Equipment — 0.2%		
Dentsply International	8,805	365
Patterson*	885	35
Sirona Dental Systems*	2,600	87
Total Dental Supplies & Equipment		487

Description	Shares	Value (000)
Diagnostic Equipment — 0.1%		
Gen-Probe*	1,390	$ 97
Hansen Medical*	1,046	41
Total Diagnostic Equipment		138
Diagnostic Kits — 0.1%		
Inverness Medical Innovations*	2,400	144
Total Diagnostic Kits		144
Dialysis Centers — 0.0%		
DaVita*	400	26
Dialysis Corp of America*	6,150	57
Total Dialysis Centers		83
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	9,980	52
Total Direct Marketing		52
Distribution/Wholesale — 0.1%		
LKQ*	2,830	109
Owens & Minor	2,300	93
Total Distribution/Wholesale		202
Diversified Manufacturing Operations — 1.8%		
3M	6,450	557
Dover	8,080	372
General Electric	20,385	839
Honeywell International	13,117	792
Illinois Tool Works	13,046	747
Textron	3,000	208
Total Diversified Manufacturing Operations		3,515
Diversified Minerals — 0.3%		
Cia Vale do Rio Doce ADR	10,300	388
Oglebay Norton*	6,100	219
Total Diversified Minerals		607
Diversified Operations — 0.0%		
Resource America, Cl A	2,250	35
Total Diversified Operations		35
Drug Delivery Systems — 0.1%		
Hospira*	2,500	103
Total Drug Delivery Systems		103
E-Commerce/Products — 0.1%		
B2W Global Do Varejo GDR 144A	1,050	113
Blue Nile*	250	20
Total E-Commerce/Products		133
E-Commerce/Services — 0.2%		
Ctrip.com International ADR	1,680	95
Expedia*	1,413	46
Liberty Media - Interactive, Cl A*	3,825	81
priceline.com*	970	90
Total E-Commerce/Services		312

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
E-Marketing/Information — 0.0%		
Constant Contact*	1,004	$ 25
Total E-Marketing/Information		25
E-Services/Consulting — 0.1%		
GSI Commerce*	6,409	183
Perficient*	3,851	72
Total E-Services/Consulting		255
Educational Software — 0.1%		
Blackboard*	955	48
SkillSoft ADR*	9,600	86
Total Educational Software		134
Electric Products-Miscellaneous — 0.2%		
Emerson Electric	8,548	447
Total Electric Products-Miscellaneous		447
Electric-Integrated — 1.6%		
Allegheny Energy	877	53
Centerpoint Energy	25,300	424
Dominion Resources	5,100	467
DTE Energy	6,800	337
Duke Energy	17,644	338
Edison International	4,937	287
Entergy	6,001	719
Otter Tail	2,900	101
Pike Electric*	4,700	93
PPL	5,600	290
Total Electric-Integrated		3,109
Electronic Components-Miscellaneous — 0.3%		
AU Optronics ADR	4,700	102
Celestica*	13,000	88
Flextronics International*	2,610	32
Hon Hai Precision GDR 144A	10,200	155
HON HAI Precision Industry GDR*	1,500	23
Tyco Electronics	2,569	92
Total Electronic Components-Miscellaneous		492
Electronic Components-Semiconductors — 1.1%		
Bookham*	7,260	22
DSP Group*	8,775	138
Fairchild Semiconductor International*	1,520	28
Ikanos Communications*	12,260	81
Intersil, Cl A	3,150	96
Micron Technology*	2,430	25
Microsemi*	4,050	108
Nvidia*	28,455	1,007
QLogic*	8,145	126
Samsung Electronics GDR 144A	430	132
Semtech*	1,335	23
Silicon Laboratories*	460	20
SiRF Technology Holdings*	3,020	90
Texas Instruments	2,916	95
Zoran*	2,750	70
Total Electronic Components-Semiconductors		2,061
Electronic Design Automation — 0.1%		
Comtech Group*	3,865	83
Magma Design Automation*	3,290	49

Description	Shares	Value (000)
Electronic Design Automation — continued		
Synplicity*	12,730	$ 80
Total Electronic Design Automation		212
Electronic Forms — 0.4%		
Adobe Systems*	16,865	808
Total Electronic Forms		808
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	7,400	273
Itron*	726	78
Total Electronic Measuring Instruments		351
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	6,500	260
Total Electronic Parts Distribution		260
Electronic Security Devices — 0.0%		
Taser International*	3,410	57
Total Electronic Security Devices		57
Electronics-Military — 0.2%		
EDO	920	53
L-3 Communications Holdings	2,900	318
Total Electronics-Military		371
Energy-Alternate Sources — 0.5%		
Covanta Holding*	8,700	236
Sunpower, Cl A*	6,290	795
Total Energy-Alternate Sources		1,031
Engineering/R&D Services — 0.8%		
Fluor	3,919	619
McDermott International*	13,560	828
Shaw Group*	1,800	134
Total Engineering/R&D Services		1,581
Engines-Internal Combustion — 0.5%		
Cummins	8,355	1,002
Total Engines-Internal Combustion		1,002
Enterprise Software/Services — 0.9%		
BMC Software*	15,000	508
Informatica*	4,900	84
Novell*	5,320	40
Open Text*	1,650	51
Oracle*	28,655	635
PROS Holdings*	2,730	49
Sybase*	12,200	349
Taleo, Cl A*	1,792	50
Ultimate Software Group*	1,615	56
Total Enterprise Software/Services		1,822
Entertainment Software — 0.1%		
Activision*	9,182	217
Total Entertainment Software		217

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Environmental Consulting & Engineering — 0.1%		
Tetra Tech*	6,800	$ 159
Total Environmental Consulting & Engineering		159
Fiduciary Banks — 0.7%		
Bank of New York Mellon	14,162	692
Northern Trust	5,000	376
State Street	2,620	209
Total Fiduciary Banks		1,277
Filtration/Separation Products — 0.2%		
Clarcor	4,800	175
Pall	5,400	216
Total Filtration/Separation Products		391
Finance-Commercial — 0.0%		
CIT Group	320	11
Total Finance-Commercial		11
Finance-Consumer Loans — 0.4%		
First Marblehead	1,035	40
Nelnet, Cl A	3,840	71
SLM	13,056	616
Total Finance-Consumer Loans		727
Finance-Credit Card — 0.3%		
American Express	8,500	518
Discover Financial Services*	1,170	23
Total Finance-Credit Card		541
Finance-Investment Banker/Broker — 1.2%		
Bear Stearns	3,300	375
Charles Schwab	14,981	348
Citigroup	14,114	591
Cowen Group*	5,500	67
Greenhill	475	35
Interactive Brokers Group, Cl A*	1,580	46
JPMorgan Chase	18,538	871
KBW*	1,700	51
MF Global*	940	28
Piper Jaffray*	380	20
Total Finance-Investment Banker/Broker		2,432
Finance-Mortgage Loan/Banker — 0.2%		
Freddie Mac	7,312	382
Total Finance-Mortgage Loan/Banker		382
Finance-Other Services — 0.3%		
Asset Acceptance Capital	8,700	94
eSpeed, Cl A*	2,460	25
FCStone Group*	1,379	49
GFI Group*	595	51
IntercontinentalExchange*	1,260	225
Nasdaq Stock Market*	4,100	191
Total Finance-Other Services		635
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	1,820	67
Total Financial Guarantee Insurance		67

Description	Shares	Value (000)
Food-Dairy Products — 0.1%		
Dean Foods	3,500	$ 97
Wimm-Bill-Dann Foods ADR	1,010	121
Total Food-Dairy Products		218
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	8,449	134
Total Food-Meat Products		134
Food-Miscellaneous/Diversified — 0.4%		
Kraft Foods, Cl A	9,540	319
Sara Lee	27,100	448
Total Food-Miscellaneous/Diversified		767
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	3,500	113
X5 Retail Group GDR*	3,050	111
Total Food-Retail		224
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	1,770	51
Total Food-Wholesale/Distribution		51
Forestry — 0.1%		
Plum Creek Timber	6,100	273
Total Forestry		273
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	2,246	66
Total Gambling (Non-Hotel)		66
Gas-Distribution — 0.0%		
WGL Holdings	970	33
Total Gas-Distribution		33
Hazardous Waste Disposal — 0.1%		
Stericycle*	3,730	218
Total Hazardous Waste Disposal		218
Health Care Cost Containment — 0.2%		
McKesson	6,592	436
Total Health Care Cost Containment		436
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	4,600	276
Total Hospital Beds/Equipment		276
Hotels & Motels — 0.1%		
Lodgian*	1,990	24
Marriott International, Cl A	729	30
Morgans Hotel Group*	1,530	35
Wyndham Worldwide	1,430	47
Total Hotels & Motels		136
Human Resources — 0.5%		
Cross Country Healthcare*	2,080	33
Hewitt Associates, Cl A*	14,680	518
Hudson Highland Group*	3,000	34
Kenexa*	1,300	38

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Human Resources — continued		
Manpower	2,750	$ 206
Monster Worldwide*	2,250	91
Total Human Resources		920
Import/Export — 0.0%		
Castle Brands*	2,416	7
Total Import/Export		7
Independent Power Producer — 0.0%		
Calpine*	6,150	9
Mirant*	1,280	54
Reliant Energy*	645	18
Total Independent Power Producer		81
Industrial Automation/Robot — 0.2%		
Cognex	1,825	33
Intermec*	5,800	147
iRobot*	2,150	39
Rockwell Automation	3,800	262
Total Industrial Automation/Robot		481
Industrial Gases — 0.6%		
Praxair	14,775	1,263
Total Industrial Gases		1,263
Instruments-Scientific — 0.2%		
PerkinElmer	17,300	476
Total Instruments-Scientific		476
Insurance Brokers — 0.0%		
eHealth*	2,355	66
Total Insurance Brokers		66
Internet Application Software — 0.2%		
CryptoLogic	3,230	63
DealerTrack Holdings*	2,648	130
Interwoven*	5,700	81
Vocus*	754	27
Total Internet Application Software		301
Internet Connective Services — 0.0%		
Internap Network Services*	3,400	57
Total Internet Connective Services		57
Internet Content – Information/News — 0.1%		
Baidu.com ADR*	430	164
Total Internet Content – Information/News		164
Internet Financial Services — 0.1%		
Authorize.Net Holdings*	6,539	153
Total Internet Financial Services		153
Internet Infrastructure Software — 0.1%		
F5 Networks*	4,030	145
Total Internet Infrastructure Software		145

Description	Shares	Value (000)
Internet Security — 0.1%		
Symantec*	8,210	$ 154
Total Internet Security		154
Investment Companies — 0.0%		
KKR Financial Holdings	1,125	18
Total Investment Companies		18
Investment Management/Advisory Services — 0.4%		
Affiliated Managers Group*	825	108
T Rowe Price Group	10,195	655
Total Investment Management/Advisory Services		763
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	2,250	49
Newport*	4,700	64
Total Lasers-Systems/Components		113
Life/Health Insurance — 0.3%		
Cigna	10,691	561
Total Life/Health Insurance		561
Linen Supply & Related Items — 0.0%		
Cintas	1,215	44
Total Linen Supply & Related Items		44
Machine Tools & Related Products — 0.2%		
Kennametal	3,700	337
Total Machine Tools & Related Products		337
Machinery-Construction & Mining — 0.2%		
Bucyrus International, Cl A	800	66
Terex*	4,188	311
Total Machinery-Construction & Mining		377
Machinery-Electrical — 0.1%		
Baldor Electric	2,950	119
Franklin Electric	3,100	135
Total Machinery-Electrical		254
Machinery-Farm — 0.4%		
Deere	4,430	686
Total Machinery-Farm		686
Machinery-General Industry — 0.2%		
Manitowoc	4,600	226
Wabtec	3,700	139
Total Machinery-General Industry		365
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	500	20
Total Machinery-Print Trade		20
Marine Services — 0.0%		
Aegean Marine Petroleum Network	920	38
Total Marine Services		38

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Medical Imaging Systems — 0.0%		
IRIS International*	1,708	$ 31
Total Medical Imaging Systems		31
Medical Information Systems — 0.3%		
Cerner*	11,255	670
Total Medical Information Systems		670
Medical Instruments — 0.5%		
Abaxis*	1,088	32
Conceptus*	4,541	100
Intuitive Surgical*	2,020	660
Natus Medical*	6,240	113
Trans1*	942	23
Total Medical Instruments		928
Medical Labs & Testing Services — 0.2%		
Covance*	1,120	93
Laboratory Corp of America Holdings*	3,000	206
MDS*	880	20
Quest Diagnostics	440	23
Total Medical Labs & Testing Services		342
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	1,370	52
Total Medical Laser Systems		52
Medical Products — 0.7%		
Baxter International	11,608	697
Covidien	2,635	110
Henry Schein*	3,650	219
Orthofix International*	1,460	79
PSS World Medical*	6,800	137
Syneron Medical*	1,830	33
Vital Signs	1,500	79
Total Medical Products		1,354
Medical-Biomedical/Genetic — 0.4%		
Alexion Pharmaceuticals*	1,066	82
AMAG Pharmaceuticals*	600	39
Cambrex	1,350	15
Celgene*	2,800	185
Illumina*	690	39
Integra LifeSciences Holdings*	2,650	128
Invitrogen*	445	40
Keryx Biopharmaceuticals*	3,840	40
Lifecell*	1,955	86
Martek Biosciences*	2,110	65
Total Medical-Biomedical/Genetic		719
Medical-Drugs — 2.0%		
Angiotech Pharmaceuticals*	17,255	82
Aspreva Pharmaceuticals*	2,230	57
Axcan Pharma*	4,510	92
Bristol-Myers Squibb	19,259	577
Forest Laboratories*	980	38
Indevus Pharmaceuticals*	4,935	38
Medicis Pharmaceutical, Cl A	970	29
Pfizer	45,498	1,120
Schering-Plough	35,766	1,092
Valeant Pharmaceuticals *	2,640	38

Description	Shares	Value (000)
Medical-Drugs—continued		
Wyeth	15,196	$ 739
Total Medical-Drugs		3,902
Medical-Generic Drugs — 0.0%		
Barr Pharmaceuticals*	350	20
Perrigo	1,680	40
Total Medical-Generic Drugs		60
Medical-HMO — 0.4%		
Magellan Health Services*	760	32
WellPoint*	9,856	781
Total Medical-HMO		813
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	5,300	258
Total Medical-Hospitals		258
Medical-Nursing Homes — 0.1%		
Assisted Living Concepts, Cl A*	7,200	63
Skilled Healthcare Group, Cl A*	2,510	41
Total Medical-Nursing Homes		104
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	2,445	85
Total Medical-Outpatient/Home Medical		85
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	10,332	487
Total Medical-Wholesale Drug Distributors		487
Metal Processors & Fabricators — 0.7%		
CIRCOR International	2,800	141
Commercial Metals	4,100	129
Haynes International*	3,052	267
Ladish*	3,905	179
Precision Castparts	2,130	319
Sterlite Industries ADR*	13,210	343
Total Metal Processors & Fabricators		1,378
Metal Products-Distributors — 0.1%		
AM Castle	4,300	129
Total Metal Products-Distributors		129
Metal-Aluminum — 0.2%		
Alcoa	8,622	341
Total Metal-Aluminum		341
Metal-Copper — 0.0%		
Taseko Mines*	14,600	85
Total Metal-Copper		85
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold	2,242	264
Total Metal-Diversified		264

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Miscellaneous Manufacturing — 0.1%		
Trimas*	7,220	$ 116
Total Miscellaneous Manufacturing		116
Motion Pictures & Services — 0.0%		
Macrovision*	2,390	57
Total Motion Pictures & Services		57
Multi-Line Insurance — 1.3%		
Allstate	7,525	394
American International Group	9,900	625
Cincinnati Financial	5,900	235
Hartford Financial Services Group	4,090	397
Loews	8,339	409
XL Capital, Cl A	8,023	577
Total Multi-Line Insurance		2,637
Multimedia — 0.0%		
EW Scripps, Cl A	420	19
Gemstar-TV Guide International*	7,230	50
Total Multimedia		69
Networking Products — 1.0%		
Anixter International*	2,200	158
Atheros Communications*	830	29
Cisco Systems*	47,150	1,559
Extreme Networks*	8,690	38
Foundry Networks*	790	17
Juniper Networks*	5,250	189
Switch & Data Facilities*	2,367	46
Total Networking Products		2,036
Non-Ferrous Metals — 0.3%		
Cameco	13,645	669
Total Non-Ferrous Metals		669
Non-Hazardous Waste Disposal — 0.3%		
Allied Waste Industries*	16,905	214
Waste Management	7,650	278
Total Non-Hazardous Waste Disposal		492
Office Automation & Equipment — 0.1%		
Pitney Bowes	5,385	216
Total Office Automation & Equipment		216
Oil & Gas Drilling — 0.2%		
Atlas America	3,075	177
Diamond Offshore Drilling	1,510	171
Rowan	720	28
Total Oil & Gas Drilling		376
Oil Companies-Exploration & Production — 1.9%		
Arena Resources*	1,660	61
ATP Oil & Gas*	1,230	71
Cabot Oil & Gas	3,200	127
Denbury Resources*	1,810	102
EnCana	4,420	308
Forest Oil*	2,700	131
Gazprom OAO ADR	3,200	160
Goodrich Petroleum*	2,300	76

Description	Shares	Value (000)
Oil Companies-Exploration & Production — continued		
Harvest Natural Resources*	8,690	$ 120
Murphy Oil	1,800	132
Newfield Exploration*	4,700	253
NovaTek OAO GDR	700	40
Occidental Petroleum	14,074	972
Parallel Petroleum*	2,820	58
PetroHawk Energy*	6,800	126
Southwestern Energy*	14,745	763
Stone Energy*	2,150	96
Ultra Petroleum*	1,990	141
Total Oil Companies-Exploration & Production		3,737
Oil Companies-Integrated — 2.0%		
Chevron	4,632	424
ConocoPhillips	9,847	837
Exxon Mobil	16,783	1,544
Hess	5,250	376
Marathon Oil	4,011	237
Petroleo Brasileiro ADR*	4,900	468
Total Oil Companies-Integrated		3,886
Oil Field Machinery & Equipment — 0.4%		
Dresser-Rand Group*	2,115	82
FMC Technologies*	1,740	105
Grant Prideco*	2,210	109
National Oilwell Varco*	4,240	310
T-3 Energy Services*	1,845	88
Total Oil Field Machinery & Equipment		694
Oil Refining & Marketing — 0.5%		
Tesoro	6,200	375
Valero Energy	8,360	589
Total Oil Refining & Marketing		964
Oil-Field Services — 1.2%		
Exterran Holdings*	783	66
Helix Energy Solutions Group*	5,070	235
Hercules Offshore*	4,550	123
Key Energy Services*	6,220	85
Matrix Service*	3,500	103
North American Energy Partners*	4,900	91
Oceaneering International*	1,800	139
Schlumberger	12,410	1,199
Superior Energy Services*	3,650	135
W-H Energy Services*	2,465	142
Willbros Group*	3,000	115
Total Oil-Field Services		2,433
Paper & Related Products — 0.3%		
AbitibiBowater	7,199	246
Domtar*	21,900	188
Neenah Paper	1,535	52
Schweitzer-Mauduit International	1,880	53
Smurfit-Stone Container*	3,140	38
Total Paper & Related Products		577
Pharmacy Services — 0.2%		
Medco Health Solutions*	3,576	337
Omnicare	600	18
Total Pharmacy Services		355

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	4,900	$ 321
Total Physical Practice Management		321
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	3,460	137
Total Physical Therapy/Rehabilitation Centers		137
Pipelines — 0.7%		
El Paso	24,790	438
Oneok	9,600	479
Questar	2,500	143
Spectra Energy	14,672	381
Total Pipelines		1,441
Platinum — 0.1%		
Stillwater Mining*	9,990	111
Total Platinum		111
Pollution Control — 0.0%		
Fuel Tech*	800	24
Total Pollution Control		24
Power Conversion/Supply Equipment — 0.0%		
Delta Electronics GDR*	4,600	92
Total Power Conversion/Supply Equipment		92
Printing-Commercial — 0.2%		
RR Donnelley & Sons	7,245	292
Valassis Communications*	3,990	39
VistaPrint*	1,520	73
Total Printing-Commercial		404
Private Corrections — 0.1%		
Geo Group*	4,370	138
Total Private Corrections		138
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	4,200	314
Safeco	6,650	385
Travelers	7,014	366
WR Berkley	8,850	267
Total Property/Casualty Insurance		1,332
Publishing-Books — 0.1%		
Courier	2,400	90
Scholastic*	220	9
Total Publishing-Books		99
Publishing-Newspapers — 0.1%		
Dolan Media*	1,610	43
Gannett	4,621	196
New York Times, Cl A	1,990	39
Total Publishing-Newspapers		278
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	5,170	58
Total Publishing-Periodicals		58

Description	Shares	Value (000)
Quarrying — 0.0%		
Vulcan Materials	69	$ 6
Total Quarrying		6
Radio — 0.0%		
Radio One, Cl D*	6,380	22
Total Radio		22
Recreational Centers — 0.1%		
Life Time Fitness*	1,650	100
Town Sports International Holdings*	3,800	58
Total Recreational Centers		158
Reinsurance — 1.0%		
Allied World Assurance Holdings	540	26
Aspen Insurance Holdings	6,095	167
Berkshire Hathaway, Cl B*	88	388
Endurance Specialty Holdings	1,310	51
Everest Re Group	440	47
Montpelier Re Holdings	8,875	159
PartnerRe	7,750	645
RenaissanceRe Holdings	7,500	438
Validus Holdings*	3,540	92
Total Reinsurance		2,013
REITs-Apartments — 0.8%		
AvalonBay Communities	4,847	594
BRE Properties	4,918	270
Camden Property Trust	5,339	333
Equity Residential	7,129	298
Total REITs-Apartments		1,495
REITs-Diversified — 0.7%		
CapitalSource	1,800	33
Colonial Properties Trust	5,285	165
Digital Realty Trust	5,516	243
PS Business Parks	1,424	83
Vornado Realty Trust	7,442	831
Total REITs-Diversified		1,355
REITs-Health Care — 0.5%		
Health Care	6,046	268
Nationwide Health Properties	10,499	328
Ventas	7,280	312
Total REITs-Health Care		908
REITs-Hotels — 0.6%		
DiamondRock Hospitality	13,748	264
FelCor Lodging Trust	3,540	74
Host Hotels & Resorts	26,342	584
LaSalle Hotel Properties	3,758	155
Total REITs-Hotels		1,077
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	795	40
Total REITs-Manufactured Homes		40

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
REITs-Mortgage — 0.1%		
Annaly Capital Management	1,950	$ 33
MFA Mortgage Investments	7,800	67
Total REITs-Mortgage		100
REITs-Office Property — 1.2%		
American Financial Realty Trust	7,270	49
BioMed Realty Trust	12,351	295
Boston Properties	7,910	857
Corporate Office Properties Trust SBI MD	3,314	137
Highwoods Properties	6,849	246
Kilroy Realty	4,322	281
SL Green Realty	4,765	575
Total REITs-Office Property		2,440
REITs-Regional Malls — 1.2%		
CBL & Associates Properties	5,393	179
General Growth Properties	11,538	627
Simon Property Group	11,060	1,151
Taubman Centers	5,371	316
Total REITs-Regional Malls		2,273
REITs-Shopping Centers — 0.7%		
Acadia Realty Trust	4,981	132
Federal Realty Investment Trust	3,904	344
Kimco Realty	8,672	360
Kite Realty Group Trust	7,000	127
Regency Centers	5,803	415
Total REITs-Shopping Centers		1,378
REITs-Storage — 0.3%		
Public Storage	7,165	580
Total REITs-Storage		580
REITs-Warehouse/Industrial — 0.6%		
AMB Property	7,593	496
EastGroup Properties	816	39
Prologis	8,399	603
Total REITs-Warehouse/Industrial		1,138
Rental Auto/Equipment — 0.1%		
H&E Equipment Services*	6,790	120
Total Rental Auto/Equipment		120
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	4,245	336
Aeropostale*	1,500	34
AnnTaylor Stores*	3,100	96
Footstar	5,750	29
Kenneth Cole Productions, Cl A	1,260	24
Men's Wearhouse	6,700	283
Syms	4,220	60
Total Retail-Apparel/Shoe		862
Retail-Automobile — 0.0%		
Group 1 Automotive	2,200	68
Total Retail-Automobile		68

Description	Shares	Value (000)
Retail-Building Products — 0.1%		
Home Depot	6,300	$ 199
Total Retail-Building Products		199
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	6,880	407
Total Retail-Computer Equipment		407
Retail-Consumer Electronics — 0.0%		
Best Buy	23	1
Total Retail-Consumer Electronics		1
Retail-Discount — 0.0%		
Costco Wholesale	217	15
Total Retail-Discount		15
Retail-Drug Store — 0.7%		
CVS Caremark	26,620	1,112
Walgreen	8,380	332
Total Retail-Drug Store		1,444
Retail-Gardening Products — 0.0%		
Tractor Supply*	1,100	46
Total Retail-Gardening Products		46
Retail-Jewelry — 0.1%		
Movado Group	3,350	101
Total Retail-Jewelry		101
Retail-Office Supplies — 0.1%		
Office Depot*	6,400	120
OfficeMax	670	21
Total Retail-Office Supplies		141
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	35,290	162
Total Retail-Propane Distributors		162
Retail-Restaurants — 0.0%		
BJ's Restaurants*	1,070	21
Total Retail-Restaurants		21
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	2,740	92
Zumiez*	576	24
Total Retail-Sporting Goods		116
Retirement/Aged Care — 0.0%		
Emeritus*	1,900	63
Total Retirement/Aged Care		63
S&L/Thrifts-Central US — 0.0%		
Citizens First Bancorp	1,700	31
Franklin Bank*	5,100	39
Total S&L/Thrifts-Central US		70

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	9,180	$ 99
Clifton Savings Bancorp	6,300	69
Dime Community Bancshares	6,550	94
Flushing Financial	5,100	87
Investors Bancorp*	6,000	90
KNBT Bancorp	3,700	63
NewAlliance Bancshares	5,200	73
Provident New York Bancorp	8,250	105
Total S&L/Thrifts-Eastern US		680
S&L/Thrifts-Southern US — 0.0%		
BankUnited Financial, Cl A	4,850	42
Total S&L/Thrifts-Southern US		42
S&L/Thrifts-Western US — 0.2%		
PFF Bancorp	3,700	39
Provident Financial Holdings	2,550	52
Washington Federal	12,925	312
Total S&L/Thrifts-Western US		403
Schools — 0.3%		
Capella Education*	1,495	93
ITT Educational Services*	1,420	181
Learning Tree International*	4,320	95
New Oriental Education & Technology Group ADR*	810	72
Strayer Education	565	105
Total Schools		546
Semiconductor Components-Integrated Circuits — 0.9%		
Anadigics*	2,840	42
Cirrus Logic*	15,500	95
Cypress Semiconductor*	5,270	193
Emulex*	3,260	71
Integrated Device Technology*	6,100	82
Maxim Integrated Products	39,465	1,069
Powertech Technology GDR	18,358	148
Total Semiconductor Components-Integrated Circuits		1,700
Semiconductor Equipment — 0.3%		
Applied Materials	10,200	198
Brooks Automation*	2,790	36
Entegris*	6,960	64
Novellus Systems*	1,400	40
Tessera Technologies*	2,130	81
Ultratech*	1,220	14
Varian Semiconductor Equipment Associates*	2,620	121
Total Semiconductor Equipment		554
Software Tools — 0.1%		
VMware, Cl A*	1,685	210
Total Software Tools		210
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	1,920	18
Total Specified Purpose Acquisition		18
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	1,210	15

Description	Shares	Value (000)
Steel Pipe & Tube — continued		
TMK OAO GDR	1,600	$ 71
TMK OAO GDR 144A	1,750	77
Valmont Industries	660	63
Total Steel Pipe & Tube		226
Steel-Producers — 0.1%		
Olympic Steel	2,300	60
Severstal GDR	6,000	143
Total Steel-Producers		203
Steel-Specialty — 0.4%		
Allegheny Technologies	6,990	714
Total Steel-Specialty		714
Super-Regional Banks-US — 0.9%		
Bank of America	13,951	673
Capital One Financial	10,336	678
Wells Fargo	12,546	427
Total Super-Regional Banks-US		1,778
Telecommunications Equipment — 0.1%		
Comtech Telecommunications*	1,800	98
OpNext*	3,552	42
Plantronics	1,660	45
Tollgrade Communications*	3,450	28
Total Telecommunications Equipment		213
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	2,800	43
Total Telecommunications Equipment-Fiber Optics		43
Telecommunications Services — 0.6%		
Amdocs*	5,650	194
Cbeyond*	854	34
Embarq	8,700	460
MasTec*	2,790	44
Orbcomm*	6,068	50
RCN	4,520	66
SAVVIS*	1,100	42
Time Warner Telecom, Cl A*	8,830	205
Total Telecommunications Services		1,095
Telephone-Integrated — 1.2%		
AT&T	28,994	1,212
General Communication, Cl A*	7,500	88
IDT, Cl B	5,420	43
Level 3 Communications*	3,380	10
Verizon Communications	19,467	897
Total Telephone-Integrated		2,250
Television — 0.0%		
Sinclair Broadcast Group, Cl A	2,815	34
Total Television		34
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	2,700	230
Total Textile-Home Furnishings		230

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Theaters — 0.0%		
National CineMedia	2,194	$ 59
Total Theaters		59
Therapeutics — 0.6%		
Gilead Sciences*	21,345	986
Medicines*	3,435	66
Theravance*	2,365	59
Warner Chilcott, Cl A*	1,645	30
Total Therapeutics		1,141
Tobacco — 1.2%		
Altria Group	13,111	956
Imperial Tobacco Group ADR	9,801	996
UST	7,956	425
Total Tobacco		2,377
Tools-Hand Held — 0.3%		
Stanley Works	9,356	538
Total Tools-Hand Held		538
Transactional Software — 0.1%		
Innerworkings*	4,482	72
VeriFone Holdings*	620	31
Total Transactional Software		103
Transport-Air Freight — 0.0%		
ABX Air*	6,180	39
Total Transport-Air Freight		39
Transport-Equipment & Leasing — 0.2%		
Aircastle	2,570	83
GATX	760	31
Genesis Lease ADR*	3,300	73
Greenbrier	4,980	133
Total Transport-Equipment & Leasing		320
Transport-Marine — 0.2%		
Overseas Shipholding Group	3,800	283
Paragon Shipping, Cl A	1,170	29
Total Transport-Marine		312
Transport-Rail — 0.4%		
Burlington Northern Santa Fe	5,211	454
Canadian Pacific Railway	1,900	134
CSX	2,141	96
Union Pacific	263	33
Total Transport-Rail		717
Transport-Services — 0.1%		
Expeditors International Washington	2,160	109
FedEx	354	37
Total Transport-Services		146
Transport-Truck — 0.0%		
Forward Air	1,900	62
Total Transport-Truck		62

Description	Shares	Value (000)
Veterinary Diagnostics — 0.0%		
VCA Antech*	1,960	$ 90
Total Veterinary Diagnostics		90
Vitamins & Nutrition Products — 0.1%		
Herbalife	4,720	208
Total Vitamins & Nutrition Products		208
Water — 0.0%		
Consolidated Water	2,850	94
Total Water		94
Web Hosting/Design — 0.2%		
Equinix*	2,705	316
Total Web Hosting/Design		316
Web Portals/ISP — 1.0%		
Google, Cl A*	2,441	1,726
Sina*	2,430	139
Trizetto Group*	5,200	85
Total Web Portals/ISP		1,950
Wireless Equipment — 0.9%		
American Tower, Cl A*	21,245	939
Aruba Networks*	3,041	58
Globecomm Systems*	1,910	29
InterDigital*	5,120	110
Nokia ADR	13,236	526
RF Micro Devices*	27,430	171
Total Wireless Equipment		1,833
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	2,657	57
Total Wound, Burn & Skin Care		57
Total Common Stock		
(Cost $118,796)		140,902
FOREIGN COMMON STOCK — 24.7%		
Australia — 1.4%		
Ausenco	1,105	16
BHP Billiton	20,131	876
BlueScope Steel	340	4
Caltex Australia	5,091	102
Centennial Coal*	8,233	33
Commander Communications	3,400	1
Leighton Holdings	11,660	682
Minara Resources	8,356	52
Perilya	5,984	22
Qantas Airways	139,281	770
Riversdale Mining*	168	1
Sally Malay Mining	6,151	35
Santos	3,846	51
Telstra Corp	6,848	30
WorleyParsons	2,243	101
Zinifex	726	12
Total Australia		2,788

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Austria — 0.3%		
Andritz	1,200	$ 89
OMV	2,567	193
Voestalpine	4,262	385
Total Austria		667
Belgium — 0.8%		
Belgacom	3,536	170
Delhaize Group	7,015	669
Dexia	1,429	46
Euronav	40	1
InBev	4,398	416
KBC Groep*	1,906	268
Total Belgium		1,570
Brazil — 0.2%		
Banco do Brasil	8,000	145
Localiza Rent A CAR	9,200	109
Porto Seguro	3,300	149
Total Brazil		403
Canada — 0.7%		
Allen-Vanguard*	2,000	22
Biovail	1,700	34
Canadian Imperial Bank of Commerce	3,400	368
CGI Group, Cl A*	4,100	47
Petro Canada	5,400	312
Jean Coutu Group, Cl A	3,200	47
Methanex	600	18
Sherritt International	3,700	69
Teck Cominco, Cl B	8,000	401
Total Canada		1,318
China — 0.3%		
China Life Insurance, Cl H	11,000	73
Harbin Power Equipment, Cl H	62,000	203
Industrial & Commercial Bank of China, Cl H	258,000	246
Sino Techfibre*	24,000	23
Total China		545
Denmark — 0.2%		
Jyske Bank	800	66
Norden	2,665	330
Topdanmark	300	52
Total Denmark		448
Finland — 0.4%		
Metso Oyj*	3,469	212
Outokumpu	13,272	498
Rautaruukki OYJ*	600	34
Total Finland		744
France — 2.0%		
BNP Paribas	6,285	697
Bouygues	5,801	560
CNP Assurances	1,154	147
Rallye	926	71
Recylex*	2,236	87
Societe Generale	7,881	1,332

Description	Shares	Value (000)
France — continued		
Vivendi	20,545	$ 928
Total France		3,822
Germany — 2.6%		
Allianz SE	340	77
Deutsche Bank	61	8
Deutsche Lufthansa	13,560	400
E.ON	5,081	993
MAN	6,297	1,126
Muenchener Rueckversicherungs	767	147
Norddeutsche Affinerie	2,784	116
Salzgitter	3,242	638
ThyssenKrupp	22,226	1,481
United Internet	4,130	91
Volkswagen	268	77
Total Germany		5,154
Hong Kong — 0.9%		
China Everbright International	233,000	124
China Infrastructure Machinery Holdings	45,000	100
China Mobile	18,000	372
China Resources Enterprise	34,000	149
CNOOC	86,000	186
Hong Kong Exchanges and Clearing	14,500	484
Kingdee International Software Group	92,000	69
Orient Overseas International	11,000	113
RC Group Holdings*	6,260	13
Vtech Holdings	8,155	70
Total Hong Kong		1,680
Indonesia — 0.2%		
Bank Rakyat Indonesia	169,000	146
Ciputra Development	947,000	94
PT Astra International	45,000	128
Total Indonesia		368
Italy — 1.2%		
Enel*	38,656	464
ENI	40,384	1,475
Fiat*	9,391	304
Indesit	4,776	85
Total Italy		2,328
Japan — 4.6%		
Alpine Electronics	3,200	51
Asahi Pretec*	700	24
Brother Industries	3,000	40
Central Japan Railway	46	476
Cosmos Initia	2,000	7
Eizo Nanao	100	3
FUJIFILM Holdings	9,500	455
Geo	23	55
Heiwa	1,400	16
Inui Steamship*	5,000	126
JFE Shoji Holdings	10,000	77
Juki	7,000	60
KDDI	62	468
Kohnan Shoji	3,700	60
Kyoei Steel	900	22
Leopalace21	4,300	137

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Japan — continued		
Makita	3,700	$ 178
Marubeni	124,000	1,065
Maruetsu*	2,000	14
Mitsubishi Electric*	24,000	293
Mitsubishi Materials	51,000	299
Mitsumi Electric*	4,800	221
Morinaga Milk Industry*	4,000	13
Nikon	12,000	385
Nintendo	2,800	1,779
Nippon Metal Industry*	11,000	43
Nippon Mining Holdings	54,000	511
Nippon Oil	34,000	301
Nippon Steel	600	4
Nippon Telegraph & Telephone	118	540
Nissan Shatai	3,000	24
Nisshin Steel	34,000	131
Santen Pharmaceutical	25	1
Seiko Epson	3,600	85
Seiko Holdings	9,000	49
Shinsho	3,000	13
Sumikin Bussan	3,000	13
Sumitomo	32,900	573
Tokyo Dome	4,000	26
Tokyo Tekko	3,000	14
Toyota Auto Body	900	15
TS Tech*	500	27
Victor Company of Japan*	19,000	41
Yamato Kogyo	4,200	197
Yamazen	2,000	11
Total Japan		8,943
Malaysia — 0.1%		
SP Setia	21,000	49
WCT Engineering	54,000	136
Total Malaysia		185
Mexico — 0.0%		
Corp GEO SAB de CV, Ser B*	12,000	44
Total Mexico		44
Netherlands — 2.4%		
Aegon	732	15
Draka Holding	3,180	139
Heineken	6,520	458
Hunter Douglas	2,454	229
ING Groep	34,270	1,549
OCE	7,724	156
Royal Dutch Shell, Cl A	47,261	2,074
USG People*	2,018	61
Wavin*	3,218	56
Total Netherlands		4,737
New Zealand — 0.2%		
Air New Zealand	127,093	209
Fletcher Building	10,666	98
Total New Zealand		307
Norway — 0.2%		
Acta Holding	4,400	18
Cermaq	1,900	29
Norsk Hydro	16,250	239

Description	Shares	Value (000)
Norway — continued		
Petroleum Geo-Services*	5,300	$ 158
Total Norway		444
Philippines — 0.2%		
Ayala	17,000	246
Union Bank of Philippines	48,000	56
Total Philippines		302
Portugal — 0.0%		
Energias de Portugal*	3,700	24
Galp Energie, Cl B*	3,365	54
Total Portugal		78
Russia — 0.2%		
NovaTek OAO GDR*	2,700	156
Sberbank	49,000	212
Total Russia		368
Singapore — 0.6%		
Jardine Cycle & Carriage	17,000	249
Neptune Orient Lines	52,000	186
SembCorp Industries*	17,000	70
Singapore Airlines	39,200	535
Singapore Petroleum*	19,000	109
Singapore Telecommunications	29,450	84
Swiber Holdings*	6,000	16
Total Singapore		1,249
South Africa — 0.3%		
Anglo Platinum	780	135
MTN Group	9,400	184
Standard Bank Group	9,900	180
Truworths International	28,700	146
Total South Africa		645
South Korea — 0.4%		
Daegu Bank	6,100	108
LG Chem	890	111
Samsung Engineering	1,320	178
SK Energy*	770	177
SSCP	3,850	160
Total South Korea		734
Spain — 0.0%		
Acerinox	712	21
Telefonica	1,508	50
Total Spain		71
Sweden — 0.6%		
Boliden*	700	13
Electrolux, Ser B	7,943	154
Scania, Cl B*	7,800	214
Skandinaviska Enskilda Banken, Cl A	13,200	407
Volvo, Cl B	14,650	288
Total Sweden		1,076
Switzerland — 0.6%		
Forbo Holding*	58	35
Georg Fischer*	91	68

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Switzerland — continued		
Swatch Group*	427	137
Zurich Financial Services	3,363	$ 1,016
Total Switzerland		1,256
Thailand — 0.2%		
CP ALL	387,000	116
Home Product Center	124,000	19
Kasikornbank	69,000	183
Total Thailand		318
Turkey — 0.1%		
Asya Katilim Bankasi*	11,500	99
BIM Birlesik Magazalar	1,050	87
Total Turkey		186
United Kingdom — 2.8%		
3i Group	11,981	271
Anglo American	1,525	106
Antofagasta	44,560	779
Ashtead	3,597	8
AstraZeneca	8,394	413
Aviva	1,242	20
Barclays	14,959	189
BHP Billiton	1,296	50
British Airways	64,610	601
British American Tobacco	1,922	73
BT Group	207,084	1,407
Centrica	2,641	20
CSR	5,612	76
De La Rue	4,838	83
HBOS	8,912	162
Inchcape*	10,896	107
International Power	2,348	24
Kazakhmys	5,683	175
Kelda Group	923	18
Keller Group*	1,977	47
Michael Page International	24,404	223
Micro Focus International*	3,953	24
National Express Group	800	22
NETeller	4,431	7
Next	1,416	65
Northgate Info Solutions*	7,621	13
Petrofac	3,019	32
Royal Bank of Scotland Group	30,357	328
Royal Dutch Shell, Cl B	2,384	104
Sportingbet	5,491	7
SVG Capital*	2,456	44
Tanfield Group*	4,789	17
Tesco	258	3
THUS Group	4,549	13
Total United Kingdom		5,531
Total Foreign Common Stock		
(Cost $39,097)		48,309
INVESTMENT COMPANY — 0.3%		
Index Fund-Value-Mid Cap — 0.0%		
iShares Russell Midcap Value Index Fund	400	61
Total Index Fund-Value-Mid Cap		61

Description	Shares	Value (000)
INVESTMENT COMPANY — continued		
Index Fund-Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	610	$ 54
iShares Russell 2000 Index Fund*	1,660	137
Total Index Fund-Growth-Small Cap		191
Index Fund-Value-Small Cap — 0.2%		
iShares S&P SmallCap 600 Value Index Fund	4,900	373
Total Index Fund-Value-Small Cap		373
Total Investment Company		
(Cost $606)		625
WARRANTS — 0.6%		
Bharat Heavy Electricals 144A, expires 05/12/08*	1,900	127
Bharti Airtel 144A, expires 10/28/08*	6,300	162
Foxconn Technology 144A, expires 08/22/08*	4,700	57
Grasim Industries 144A, expires 05/22/09*	1,150	109
Infosys Technologies 144A, expires 08/21/09*	2,800	132
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	7,800	101
Maruti UDYO 144A, expires 09/03/12*	4,900	134
Nicholas Piramal 144A, expires 10/26/09*	19,300	148
TXC 144A, expires 01/27/12*	54,000	111
Universal Scientific Industrial 144A, expires 06/04/12*	122,000	92
Total Warrants		
(Cost $850)		1,173
MONEY MARKET FUND— 2.2%		
Evergreen Select Money Market Fund, Institutional Class, 5.060% (D)	4,229,460	$ 4,229
Total Money Market Fund		
(Cost $4,229)		4,229
Total Investments 99.8%		
(Cost $163,578) †		195,238
Other Assets and Liabilities, Net 0.2%		397
Total Net Assets 100.0%		$ 195,635

* Non-income producing security.
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration normally to qualified institutions. On October 31, 2007, the value of these securities amounted to $1,650(000), representing 0.8% of the net assets of the Fund.

ADR — American Depositary Receipt

SCHEDULE OF INVESTMENTS

Old Mutual Asset Allocation Growth Portfolio
October 31, 2007(Unaudited)

Cl — Class
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
LP — Limited Partnership
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
Cost figures are shown with "000's" omitted.

† At October 31, 2007, the tax basis cost of the Fund's investments was $163,578,144 and the unrealized appreciation and depreciation were $36,002,755 and $(4,343,482) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 109.0%		
Advertising Agencies — 0.3%		
Interpublic Group*	298,629	$ 3,091
Total Advertising Agencies		3,091
Aerospace/Defense — 3.3%		
Boeing (B)	259,615	25,595
Lockheed Martin	28,016	3,083
Raytheon	74,909	4,765
Total Aerospace/Defense		33,443
Agricultural Chemicals — 0.2%		
Monsanto	16,338	1,595
Total Agricultural Chemicals		1,595
Agricultural Operations — 1.2%		
Archer-Daniels-Midland (B)	335,649	12,010
Total Agricultural Operations		12,010
Airlines — 1.2%		
AMR*	33,433	803
Delta Air Lines*	457,781	9,522
Northwest Airlines*	114,791	2,129
Total Airlines		12,454
Apparel Manufacturers — 0.7%		
Hanesbrands*	199,545	6,194
VF	15,361	1,338
Total Apparel Manufacturers		7,532
Appliances — 0.7%		
Whirlpool	89,590	7,094
Total Appliances		7,094
Applications Software — 1.1%		
Microsoft (B)	311,894	11,481
Total Applications Software		11,481
Auto-Cars/Light Trucks — 2.5%		
Ford Motor*	1,490,433	13,220
General Motors	312,054	12,230
Total Auto-Cars/Light Trucks		25,450
Auto/Truck Parts & Equipment-Original — 0.3%		
TRW Automotive Holdings*	118,994	3,533
Total Auto/Truck Parts & Equipment-Original		3,533
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	9,955	376
Total Broadcast Services/Programming		376
Building & Construction Products-Miscellaneous — 0.3%		
Armstrong World Industries*	233	10
Owens Corning*	121,600	2,810
Total Building & Construction Products-Miscellaneous		2,820

Description	Shares	Value (000)
Building Products-Air & Heating — 0.2%		
Lennox International	53,090	$ 1,895
Total Building Products-Air & Heating		1,895
Cable TV — 3.5%		
Cablevision Systems, Cl A*	203,939	5,981
Comcast, Cl A*	169,531	3,569
DIRECTV Group (B)*	494,300	13,089
EchoStar Communications, Cl A*	252,993	12,387
Total Cable TV		35,026
Casino Hotels — 0.0%		
Harrah's Entertainment	2,485	219
Total Casino Hotels		219
Cellular Telecommunications — 1.2%		
Alltel	32,374	2,304
US Cellular*	100,450	9,457
Total Cellular Telecommunications		11,761
Chemicals-Diversified — 0.8%		
FMC	64,148	3,689
PPG Industries	52,224	3,903
Rohm & Haas	25,863	1,342
Total Chemicals-Diversified		8,934
Commercial Banks-Central US — 0.0%		
BOK Financial	1,200	65
Total Commercial Banks-Central US		65
Commercial Banks-Southern US — 0.0%		
First Citizens Bancshares, Cl A	1,337	218
Total Commercial Banks-Southern US		218
Commercial Services - Finance— 0.5%		
Western Union	245,305	5,407
Total Commercial Services - Finance		5,407
Computer Services — 1.9%		
Computer Sciences*	96,802	5,652
Electronic Data Systems (B)	480,919	10,383
Unisys*	497,331	3,024
Total Computer Services		19,059
Computers — 4.3%		
Hewlett-Packard (B)	555,030	28,684
International Business Machines (B)	127,349	14,788
Total Computers		43,472
Computers-Integrated Systems — 0.5%		
NCR*	112,737	3,111
Teradata*	56,406	1,609
Total Computers-Integrated Systems		4,720
Containers-Metal/Glass — 1.1%		
Crown Holdings (B)*	465,087	11,534
Total Containers-Metal/Glass		11,534

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Containers-Paper/Plastic — 0.1%		
Pactiv*	20,009	$ 550
Total Containers-Paper/Plastic		550
Cosmetics & Toiletries — 0.5%		
Procter & Gamble (B)	79,926	5,556
Total Cosmetics & Toiletries		5,556
Data Processing/Management — 0.1%		
Mastercard, Cl A	4,594	871
MoneyGram International	1,102	17
Total Data Processing/Management		888
Distribution/Wholesale — 2.0%		
Ingram Micro, Cl A (B)*	525,941	11,171
Tech Data*	180,504	7,099
WESCO International*	34,548	1,612
Total Distribution/Wholesale		19,882
Diversified Manufacturing Operations — 4.9%		
General Electric (B)	613,976	25,271
Honeywell International (B)	274,392	16,576
Tyco International	186,291	7,670
Total Diversified Manufacturing Operations		49,517
Electric-Integrated — 1.8%		
Alliant Energy	11,296	452
CMS Energy	131,245	2,227
Edison International	16,809	978
PG&E	170,291	8,332
Public Service Enterprise Group	65,805	6,291
Total Electric-Integrated		18,280
Electronic Components-Miscellaneous — 0.9%		
Jabil Circuit	84,344	1,833
Tyco Electronics	202,067	7,208
Total Electronic Components-Miscellaneous		9,041
Electronic Components-Semiconductors — 2.3%		
Fairchild Semiconductor International*	152,422	2,782
Texas Instruments (B)	619,299	20,189
Total Electronic Components-Semiconductors		22,971
Electronic Parts Distribution — 2.5%		
Arrow Electronics (B)*	376,342	15,046
Avnet*	236,544	9,869
Total Electronic Parts Distribution		24,915
Engineering/R&D Services — 2.1%		
Fluor	40,042	6,327
Jacobs Engineering Group*	98,626	8,595
KBR*	53,807	2,307
Shaw Group*	61,156	4,562
Total Engineering/R&D Services		21,791
Fiduciary Banks — 1.3%		
Bank of New York Mellon (B)	203,344	9,933
Northern Trust	41,733	3,139
Total Fiduciary Banks		13,072

Description	Shares	Value (000)
Finance-Auto Loans — 0.2%		
AmeriCredit*	120,149	$ 1,695
Total Finance-Auto Loans		1,695
Finance-Consumer Loans — 0.0%		
SLM	8,602	406
Total Finance-Consumer Loans		406
Finance-Credit Card — 0.2%		
American Express	15,952	972
Discover Financial Services	43,996	849
Total Finance-Credit Card		1,821
Finance-Investment Banker/Broker — 4.9%		
Charles Schwab (B)	625,557	14,538
Goldman Sachs Group	5,877	1,457
JPMorgan Chase (B)	709,612	33,352
Morgan Stanley	6,745	453
Total Finance-Investment Banker/Broker		49,800
Finance-Mortgage Loan/Banker — 0.4%		
Freddie Mac	73,759	3,852
Total Finance-Mortgage Loan/Banker		3,852
Food-Meat Products — 1.4%		
Smithfield Foods*	127,580	3,658
Tyson Foods, Cl A	670,157	10,588
Total Food-Meat Products		14,246
Food-Retail — 1.3%		
Kroger (B)	458,042	13,462
Total Food-Retail		13,462
Gold Mining — 0.5%		
Newmont Mining	89,834	4,569
Total Gold Mining		4,569
Health Care Cost Containment — 1.8%		
McKesson (B)	268,832	17,770
Total Health Care Cost Containment		17,770
Hospital Beds/Equipment — 0.0%		
Hillenbrand Industries	6,480	358
Total Hospital Beds/Equipment		358
Hotels & Motels — 0.5%		
Marriott International, Cl A	121,649	5,001
Total Hotels & Motels		5,001
Human Resources — 0.4%		
Manpower	51,199	3,827
Total Human Resources		3,827
Independent Power Producer — 0.3%		
Reliant Energy*	117,095	3,222
Total Independent Power Producer		3,222

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007 (Unaudited)

Description	Shares	Value (000)
Insurance Brokers — 0.6%		
AON	110,737	$ 5,018
Marsh & McLennan	60,360	1,563
Total Insurance Brokers		6,581
Investment Management/Advisory Services — 1.5%		
Blackrock	32,147	6,653
Franklin Resources	61,998	8,040
Janus Capital Group	5,742	198
Total Investment Management/Advisory Services		14,891
Life/Health Insurance — 1.0%		
Cigna (B)	201,873	10,596
Total Life/Health Insurance		10,596
Machinery-Pumps — 0.1%		
Flowserve	18,790	1,484
Total Machinery-Pumps		1,484
Medical Labs & Testing Services — 0.1%		
Laboratory Corp of America Holdings*	21,671	1,490
Total Medical Labs & Testing Services		1,490
Medical Products — 1.6%		
Baxter International	81,781	4,908
Covidien	263,234	10,950
Total Medical Products		15,858
Medical-Biomedical/Genetic — 2.1%		
Amgen*	35,539	2,065
Genentech (B)*	264,650	19,619
Total Medical-Biomedical/Genetic		21,684
Medical-Drugs — 0.6%		
Pfizer	122,456	3,014
Schering-Plough	112,024	3,419
Total Medical-Drugs		6,433
Medical-HMO — 2.6%		
Aetna	17,259	969
Health Net*	174,326	9,346
Humana (B)*	147,562	11,060
UnitedHealth Group	91,954	4,519
Total Medical-HMO		25,894
Medical-Wholesale Drug Distributors — 3.4%		
AmerisourceBergen (B)	317,888	14,975
Cardinal Health (B)	284,018	19,322
Total Medical-Wholesale Drug Distributors		34,297
Metal-Diversified — 0.4%		
Freeport-McMoRan Copper & Gold	31,522	3,709
Total Metal-Diversified		3,709
Multi-Line Insurance — 4.4%		
ACE	77,553	4,701
American Financial Group	30,378	908
American National Insurance	2,575	333
Hartford Financial Services Group	40,704	3,950

Description	Shares	Value (000)
Multi-Line Insurance — continued		
Loews (B)	436,608	$ 21,433
MetLife (B)	187,572	12,914
Total Multi-Line Insurance		44,239
Multimedia — 0.2%		
Walt Disney	55,703	1,929
Total Multimedia		1,929
Networking Products — 0.1%		
Cisco Systems*	37,726	1,247
Total Networking Products		1,247
Office Automation & Equipment — 0.2%		
Xerox*	87,980	1,534
Total Office Automation & Equipment		1,534
Oil & Gas Drilling — 0.3%		
Pride International*	33,204	1,225
Transocean	12,945	1,545
Total Oil & Gas Drilling		2,770
Oil Companies-Exploration & Production — 0.3%		
Devon Energy	32,124	3,000
Total Oil Companies-Exploration & Production		3,000
Oil Companies-Integrated — 10.6%		
Chevron (B)	370,990	33,949
ConocoPhillips	99,141	8,423
Exxon Mobil (B)	615,013	56,575
Marathon Oil (B)	148,796	8,799
Total Oil Companies-Integrated		107,746
Paper & Related Products — 0.5%		
International Paper	11,598	428
Rayonier	62,083	2,998
Smurfit-Stone Container*	95,441	1,156
Total Paper & Related Products		4,582
Pharmacy Services — 1.7%		
Medco Health Solutions (B)*	182,088	17,185
Total Pharmacy Services		17,185
Photo Equipment & Supplies — 0.0%		
Eastman Kodak	12,646	362
Total Photo Equipment & Supplies		362
Pipelines — 0.1%		
Williams	18,602	679
Total Pipelines		679
Printing-Commercial — 0.6%		
RR Donnelley & Sons	158,721	6,395
Total Printing-Commercial		6,395
Property/Casualty Insurance — 2.0%		
Alleghany*	410	161

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Property/Casualty Insurance — continued		
Travelers (B)	392,232	$ 20,479
Total Property/Casualty Insurance		20,640
Publishing-Periodicals — 0.0%		
Idearc	5,871	158
Total Publishing-Periodicals		158
Quarrying — 0.0%		
Vulcan Materials	493	42
Total Quarrying		42
Reinsurance — 0.6%		
Everest Re Group	13,225	1,409
PartnerRe	32,433	2,700
Transatlantic Holdings	31,468	2,345
Total Reinsurance		6,454
REITs-Apartments — 0.2%		
AvalonBay Communities	13,986	1,715
Total REITs-Apartments		1,715
REITs-Hotels — 0.3%		
Host Hotels & Resorts	138,499	3,069
Total REITs-Hotels		3,069
REITs-Office Property — 0.3%		
Boston Properties	23,327	2,527
Total REITs-Office Property		2,527
REITs-Storage — 0.1%		
Public Storage	16,588	1,343
Total REITs-Storage		1,343
Rental Auto/Equipment — 0.1%		
Hertz Global Holdings*	48,823	1,058
Total Rental Auto/Equipment		1,058
Retail-Automobile — 0.3%		
Penske Auto Group	157,930	3,519
Total Retail-Automobile		3,519
Retail-Consumer Electronics — 0.8%		
Best Buy	171,797	8,336
Total Retail-Consumer Electronics		8,336
Retail-Discount — 0.6%		
Big Lots*	61,308	1,470
Wal-Mart Stores	111,968	5,062
Total Retail-Discount		6,532
Retail-Drug Store — 0.2%		
Rite Aid*	431,198	1,686
Total Retail-Drug Store		1,686

Description	Shares	Value (000)
Retail-Regional Department Store — 1.0%		
Kohl's*	175,327	$ 9,638
Total Retail-Regional Department Store		9,638
Rubber-Tires — 0.2%		
Goodyear Tire & Rubber*	56,562	1,705
Total Rubber-Tires		1,705
Semiconductor Components-Integrated Circuits — 0.1%		
Atmel*	143,898	704
Total Semiconductor Components-Integrated Circuits		704
Super-Regional Banks-US — 1.9%		
Bank of America	79,108	3,819
Capital One Financial (B)	160,103	10,501
PNC Financial Services Group	50,200	3,623
Wachovia	37,431	1,712
Total Super-Regional Banks-US		19,655
Telecommunications Services — 0.3%		
Amdocs*	101,050	3,476
Total Telecommunications Services		3,476
Telephone-Integrated — 3.8%		
AT&T(B)	795,517	33,245
Sprint-FON Group	92,301	1,578
Verizon Communications	72,655	3,347
Total Telephone-Integrated		38,170
Tobacco — 2.4%		
Altria Group (B)	291,406	21,252
Reynolds American	52,248	3,367
Total Tobacco		24,619
Transport-Services — 1.7%		
CH Robinson Worldwide	50,612	2,527
FedEx (B)	101,841	10,524
United Parcel Service, Cl B	51,909	3,898
Total Transport-Services		16,949
Web Portals/ISP — 2.7%		
Google, Cl A (B)*	38,725	27,379
Total Web Portals/ISP		27,379
Wire & Cable Products — 0.2%		
General Cable*	24,473	1,762
Total Wire & Cable Products		1,762
Total Common Stock (Cost $978,054)		1,105,402

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
TREASURY BILL — 6.1%		
U.S. Treasury Bill (A) 4.688%, 12/13/07	$ 61,840	$ 61,562
Total Treasury Bill (Cost $61,497)		61,562
MONEY MARKET FUNDS — 3.0%		
HighMark Diversified Money Market Fund Cl I, 4.360% (C)	4,243,347	4,243
Union Bank of California Money Market Fund, Cl I, 4.760% (C)	26,030,310	26,030
Total Money Markets Funds (Cost $30,273)		30,273
WARRANTS — 0.0%		
Raytheon, expires 6/16/11*	528	15
Total Warrants (Cost $–)		15
Total Investments 118.1% (Cost $1,069,824) †		1,197,252
SECURITIES SOLD SHORT — (17.7)%		
Aerospace/Defense-Equipment — (0.1)%		
DRS Technologies	(10,825)	(622)
Total Aerospace/Defense-Equipment		(622)
Airlines — (0.3)%		
Copa Holdings, Cl A	(65,826)	(2,489)
Southwest Airlines	(58,969)	(838)
Total Airlines		(3,327)
Broadcast Services/Programming — (0.3)%		
Discovery, Cl A*	(98,780)	(2,816)
Total Broadcast Services/Programming		(2,816)
Building-Residential/Commercial — (1.0)%		
DR Horton	(5,885)	(75)
KB Home	(221,675)	(6,127)
Lennar, Cl A	(36,305)	(830)
Ryland Group	(96,442)	(2,742)
Toll Brothers*	(35,178)	(805)
Total Building-Residential/Commercial		(10,579)
Casino Hotels — (0.2)%		
Wynn Resorts	(10,336)	(1,669)
Total Casino Hotels		(1,669)
Coal — (0.0)%		
Massey Energy Company	(3,591)	(114)
Total Coal		(114)
Consulting Services — (1.3)%		
Corporate Executive Board	(179,678)	(12,802)
Total Consulting Services		(12,802)

Description	Shares	Value (000)
Consumer Banks – Central US — (0.3)%		
TCF Financial	(119,337)	$ (2,717)
Total Consumer Banks – Central US		(2,717)
Containers-Paper/Plastic — (0.3)%		
Bemis	(73,764)	(2,077)
Sonoco Products	(18,861)	(583)
Total Containers-Paper/Plastic		(2,660)
Data Processing/Management — (1.1)%		
Fair Isaac	(99,782)	(3,784)
Global Payments	(22,060)	(1,049)
Paychex	(158,598)	(6,626)
Total Data Processing/Management		(11,459)
Direct Marketing — (0.1)%		
Harte-Hanks	(39,756)	(701)
Total Direct Marketing		(701)
Diversified Operations — (1.2)%		
Leucadia National	(234,386)	(11,874)
Total Diversified Operations		(11,874)
Electric-Integrated — (0.1)%		
Scana	(31,467)	(1,276)
Total Electric-Integrated		(1,276)
Electronic Components-Miscellaneous — (1.3)%		
Gentex	(616,335)	(12,807)
Total Electronic Components-Miscellaneous		(12,807)
Electronic Components-Semiconductors — (1.9)%		
Microchip Technology	(46,512)	(1,543)
Qlogic*	(515,116)	(8,000)
Rambus*	(150,960)	(2,987)
Silicon Laboratories*	(155,189)	(6,782)
Total Electronic Components-Semiconductors		(19,312)
Finance-Investment Banker/Broker — (1.1)%		
Bear Stearns	(100,625)	(11,431)
Total Finance-Investment Banker/Broker		(11,431)
Financial Guarantee Insurance — (0.4)%		
MBIA	(31,383)	(1,351)
MGIC Investment	(137,685)	(2,666)
Total Financial Guarantee Insurance		(4,017)
Food-Retail — (0.5)%		
Whole Foods Market	(113,036)	(5,600)
Total Food-Retail		(5,600)
Footwear & Related Apparel — (0.1)%		
Crocs*	(8,011)	(599)
Total Footwear & Related Apparel		(599)
Garden Products — (0.2)%		
Toro	(37,280)	(2,075)
Total Garden Products		(2,075)

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Hospital Beds/Equipment — (0.2)%		
Kinetic Concepts*	(35,570)	$ (2,138)
Total Hospital Beds/Equipment		(2,138)
Internet Infrastructure Software — (0.4)%		
F5 Networks*	(98,690)	(3,556)
Total Internet Infrastructure Software		(3,556)
Machinery-Print Trade — (0.1)%		
Zebra Technology, Cl A*	(22,295)	(872)
Total Machinery-Print Trade		(872)
Machinery-Pumps — (0.3)%		
Graco	(73,333)	(2,886)
Total Machinery-Pumps		(2,886)
Medical Products — (0.8)%		
Cooper Companies	(193,171)	(8,113)
Total Medical Products		(8,113)
Medical-Hospitals — (0.6)%		
Health Management Associates, Cl A	(169,763)	(1,122)
Lifepoint Hospitals*	(169,698)	(5,179)
Total Medical-Hospitals		(6,301)
Motion Pictures & Services — (0.1)%		
Dreamworks Animation SKG, Cl A*	(46,672)	(1,520)
Total Motion Pictures & Services		(1,520)
Oil Companies-Exploration & Production — (0.3)%		
Quicksilver Resources*	(57,794)	(3,294)
Unit*	(5,886)	(281)
Total Oil Companies-Exploration & Production		(3,575)
Paper & Related Products — (0.2)%		
Louisiana-Pacific	(105,070)	(1,729)
Total Paper & Related Products		(1,729)
Property/Casualty Insurance — (0.5)%		
Fidelity National Financial, Cl A	(300,811)	(4,629)
Onebeacon Insurance	(3,064)	(66)
Total Property/Casualty Insurance		(4,695)
REITs-Office Property — (0.1)%		
Douglas Emmett	(39,722)	(1,045)
Total REITs-Office Property		(1,045)
Retail-Consumer Electronics — (0.1)%		
Circuit City Stores	(190,287)	(1,509)
Total Retail-Consumer Electronics		(1,509)
Retail-Jewelry — (0.1)%		
Tiffany	(18,015)	(976)
Total Retail-Jewelry		(976)

Description	Shares/Contracts	Value (000)
Retirement/Aged Care — (0.4)%		
Brookdale Senior Living	(117,855)	$ (4,348)
Total Retirement/Aged Care		(4,348)
S&L/Thrifts-Eastern US — (0.3)%		
Hudson City Bancorp	(207,255)	(3,246)
Total S&L/Thrifts-Eastern US		(3,246)
Schools — (0.1)%		
Apollo Group, Cl A*	(8,300)	(658)
Total Schools		(658)
Telephone-Integrated — (0.3)%		
Citizens Communications	(104,201)	(1,371)
Level 3 Communications*	(807,750)	(2,447)
Windstream	(1,236)	(17)
Total Telephone-Integrated		(3,835)
Television — (0.5)%		
Central European Media Entertainment, Cl A*	(41,628)	(4,777)
Hearst-Argyle Television	(26,583)	(593)
Total Television		(5,370)
Transactional Software — (0.4)%		
VeriFone Holdings*	(79,578)	(3,934)
Total Transactional Software		(3,934)
Vitamins & Nutrition Product — (0.1)%		
NBTY*	(23,266)	(828)
Total Vitamins & Nutrition Product		(828)
Total Securities Sold Short (Proceeds $(179,545))		(179,591)
WRITTEN OPTION CONTRACTS — (2.3)%		
Amex Biotech Index November 2007 Call 840	(475)	(746)
Amex S&P 400 November 2007 Call 900	(450)	(927)
CBOE Cold Index November 2007 Call 180	(2,225)	(2,425)
Morgan Stanley November 2007 Call 1,060	(325)	(718)
Morgan Stanley November 2007 Call 680	(575)	(834)
Phlx Bank Index November 2007 Call 102.5	(3,850)	(1,271)
Phlx Utilities Index November 2007 Call 550	(725)	(1,450)
S&P 500 Index December 2007 Call 1,500	(500)	(3,750)
S&P 500 Index November 2007 Call 1,515	(850)	(3,757)
S&P 500 Index November 2007 Call 1,520	(400)	(1,512)
S&P 500 Index November 2007 Call 1,530	(1,125)	(3,600)

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Contracts	Value (000)
WRITTEN OPTION CONTRACTS — continued		
S&P 500 Index		
November 2007 Call 1,550	(1,000)	$ (2,000)
Total Written Option Contracts		
(Proceeds $(18,670))		(22,990)
Other Assets and Liabilities, Net 1.9%		19,849
Total Net Assets 100.0%		$ 1,014,520

* Non-income producing security.

(A) All or a portion of this security is held as collateral on open future contracts or open written option contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.

(B) All or a portion of this security is held as collateral for securities sold short.

(C) The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.

CI — Class

HMO — Health Maintenance Organization

ISP — Internet Service Provider

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

† At October 31, 2007, the tax basis cost of the Fund's investments was $1,069,824,181 and the unrealized appreciation and depreciation were $145,589,095 and $(18,160,886) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

As of October 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date		Currency to Deliver		Currency to Receive	Unrealized Appreciation/ (Depreciation)
12/19/2007	USD	(162,034,620)	AUD	194,000,000	$18,098,560
12/19/2007	USD	(25,058,681)	CAD	25,000,000	1,440,277
12/19/2007	USD	(8,552,791)	CHF	10,000,000	110,938
12/19/2007	USD	(210,562,560)	GBP	104,000,000	5,300,216
12/19/2007	USD	(235,510,775)	NOK	1,330,000,000	12,284,351
12/19/2007	USD	(57,347,850)	NZD	76,000,000	927,489
12/19/2007	USD	(172,488,788)	SEK	1,150,000,000	8,780,917
12/19/2007	CAD	(276,000,000)	USD	266,347,564	(26,200,932)
12/19/2007	CHF	(310,000,000)	USD	263,401,619	(5,173,978)
12/19/2007	EUR	(191,000,000)	USD	265,931,210	(10,951,682)
12/19/2007	JPY	(12,000,000,000)	USD	106,241,700	1,588,164
12/19/2007	NZD	(76,000,000)	USD	53,693,240	(4,582,099)
12/19/2007	GBP	(54,000,000)	USD	110,028,687	(2,053,907)
12/19/2007	SEK	(100,000,000)	USD	15,372,393	(390,190)
					($821,876)

AUD — Australian Dollar

CAD — Canadian Dollar

CHF — Swiss Franc

EUR — Euro

GBP — British Pound Sterling

JPY — Japanese Yen

NOK — Norwegian Krone

NZD — New Zealand Dollar

SEK — Swedish Krona

USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Defensive Equity Fund
October 31, 2007(Unaudited)

The Fund had the following futures contracts open as of October 31, 2007:

Contract Description	Number of Contracts	Contract Value	Expiration Date	Unrealized Appreciation (Depreciation)
Amsterdam Index	391	$62,082,374	11/19/2007	$(116,518)
CAC40 10 Euro Index	708	59,930,810	11/20/2007	617,379
DAX Index	373	108,877,450	12/21/2007	4,417,722
DJ Euro Stoxx 50 Index	290	18,922,451	12/21/2007	864,200
FTSE 100 Index	(465)	(65,237,464)	12/21/2007	(2,146,252)
Hang Seng Index	350	70,606,508	11/30/2007	18,923,867
IBEX 35 Index	243	55,832,935	11/24/2007	1,594,834
OMX Index	2,329	43,483,519	11/26/2007	3,142,706
S&P 500 Index	(150)	(58,308,750)	12/20/2007	(1,855,125)
S&P/MIB Index	(233)	(68,662,545)	12/24/2007	(2,158,745)
S&P/TSE 60 Index	(173)	(31,256,226)	12/24/2007	(1,457,698)
SPI 200 Index	(422)	(66,738,082)	12/25/2007	(4,889,092)
Topix Index	(167)	(23,405,193)	12/14/2007	(50,549,970)
				($33,612,692)

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 54.0%		
Aerospace/Defense — 2.2%		
Raytheon (C)	14,544	$ 925
Total Aerospace/Defense		925
Agricultural Operations — 0.9%		
Bunge (C)	3,400	392
Total Agricultural Operations		392
Cable TV — 1.3%		
EchoStar Communications, Cl A (C)*	11,000	539
Total Cable TV		539
Chemicals-Diversified — 0.4%		
PPG Industries (C)	2,500	187
Total Chemicals-Diversified		187
Coatings/Paint — 1.1%		
Sherwin-Williams (C)	7,400	473
Total Coatings/Paint		473
Computer Services — 2.0%		
Ceridian*	200	7
Electronic Data Systems (C)	36,997	799
Total Computer Services		806
Computers — 5.1%		
Dell (C)*	26,700	817
Hewlett-Packard (C)	11,218	580
International Business Machines (C)	6,000	696
Total Computers		2,093
Computers-Memory Devices — 1.9%		
EMC Corp/Massachusetts*	30,900	785
Total Computers-Memory Devices		785
Consulting Services — 1.6%		
Accenture, Cl A (C)	16,500	644
Total Consulting Services		644
Consumer Products-Miscellaneous — 0.3%		
Clorox	1,800	113
Total Consumer Products-Miscellaneous		113
Diversified Manufacturing Operations — 1.2%		
SPX (C)	5,000	506
Total Diversified Manufacturing Operations		506
E-Commerce/Products — 0.6%		
Amazon.com (C)*	2,600	232
Total E-Commerce/Products		232
Electric-Integrated — 3.1%		
American Electric Power (C)	4,000	193
Edison International (C)	5,700	332
FirstEnergy	2,903	202
Pepco Holdings	5,200	148
PG&E	2,600	127

Description	Shares	Value (000)
Electric-Integrated — continued		
Wisconsin Energy	5,500	$ 263
Total Electric-Integrated		1,265
Electronic Components-Miscellaneous — 1.6%		
Flextronics International (C)*	37,600	463
Tyco Electronics	5,300	189
Total Electronic Components-Miscellaneous		652
Electronic Components-Semiconductors — 0.2%		
Intel (C)	3,000	81
Total Electronic Components-Semiconductors		81
Enterprise Software/Services — 0.4%		
Oracle (C)*	8,400	186
Total Enterprise Software/Services		186
Fiduciary Banks — 0.2%		
Bank of New York Mellon (C)	1,700	83
Total Fiduciary Banks		83
Finance-Credit Card — 0.7%		
Discover Financial Services (C)	14,200	274
Total Finance-Credit Card		274
Finance-Mortgage Loan/Banker — 0.3%		
Federal National Mortgage Association (C)	2,000	114
Total Finance-Mortgage Loan/Banker		114
Finance-Other Services — 1.0%		
CME Group (C)	600	400
Total Finance-Other Services		400
Food-Miscellaneous/Diversified — 2.3%		
Kraft Foods, Cl A (C)	28,100	939
Total Food-Miscellaneous/Diversified		939
Gas-Distribution — 1.2%		
Sempra Energy (C)	8,200	504
Total Gas-Distribution		504
Health Care Cost Containment — 0.8%		
McKesson (C)	5,000	331
Total Health Care Cost Containment		331
Human Resources — 1.1%		
Manpower (C)	6,050	452
Total Human Resources		452
Independent Power Producer — 1.4%		
Mirant (C)*	4,100	174
Reliant Energy (C)*	14,500	399
Total Independent Power Producer		573

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Insurance Brokers — 0.1%		
AON (C)	800	$ 36
Total Insurance Brokers		36
Investment Management/Advisory Services — 2.1%		
Ameriprise Financial (C)	13,400	844
Janus Capital Group (C)	500	17
Total Investment Management/Advisory Services		861
Life/Health Insurance — 0.6%		
Lincoln National	957	60
Unum Group (C)	8,400	196
Total Life/Health Insurance		256
Medical Products — 0.3%		
Baxter International (C)	2,100	126
Covidien	100	4
Total Medical Products		130
Medical-Drugs — 2.8%		
Bristol-Myers Squibb (C)	1,200	36
Cephalon (C)*	400	30
Merck (C)	5,586	325
Pfizer	30,200	743
Total Medical-Drugs		1,134
Medical-Wholesale Drug Distributors — 0.1%		
AmerisourceBergen	697	33
Total Medical-Wholesale Drug Distributors		33
Metal-Diversified — 0.4%		
Freeport-McMoRan Copper & Gold (C)	1,400	165
Total Metal-Diversified		165
Multi-Line Insurance — 3.0%		
American International Group (C)	4,500	284
MetLife (C)	13,600	936
Total Multi-Line Insurance		1,220
Networking Products — 0.9%		
Cisco Systems (C)*	11,000	364
Total Networking Products		364
Oil Companies-Exploration & Production — 1.5%		
Anadarko Petroleum	9,600	567
Denbury Resources*	1,100	62
Total Oil Companies-Exploration & Production		629
Oil Companies-Integrated — 3.8%		
Chevron (C)	9,900	906
Exxon Mobil (C)	6,400	589
Marathon Oil (C)	1,017	60
Total Oil Companies-Integrated		1,555
Oil-Field Services — 0.3%		
Halliburton (C)	2,700	106
Total Oil-Field Services		106

Description	Shares	Value (000)
Pipelines — 0.3%		
El Paso (C)	7,100	$ 125
Total Pipelines		125
Publishing-Periodicals — 0.2%		
Idearc (C)	3,200	86
Total Publishing-Periodicals		86
Semiconductor Equipment — 0.1%		
Teradyne (C)*	2,100	26
Total Semiconductor Equipment		26
Super-Regional Banks-US — 0.3%		
Wachovia (C)	700	32
Wells Fargo (C)	2,200	75
Total Super-Regional Banks-US		107
Telephone-Integrated — 2.4%		
AT&T (C)	23,574	985
Total Telephone-Integrated		985
Television — 1.9%		
CBS, Cl B (C)	27,500	789
Total Television		789
Total Common Stock (Cost $21,220)		22,156
FOREIGN COMMON STOCK — 54.9%		
Australia — 4.4%		
Australia & New Zealand Bank	4,564	129
Babcock & Brown	312	9
BHP Billiton (C)	13,147	572
CFS Retail Property Trust	73,937	169
Commonwealth Bank of Australia	2,779	160
ING Industrial Fund (C)	60,068	157
Macquarie Office Trust	1,273	2
National Australia Bank	3,501	142
Santos	22,071	291
Symbion Health	44,929	170
Total Australia		1,801
Belgium — 1.3%		
Delhaize Group	2,458	234
Dexia	917	30
KBC Groep	809	114
Solvay	1,073	163
Total Belgium		541
Canada — 4.4%		
Alcan	600	60
Biovail	5,600	113
Canadian Imperial Bank of Commerce/Canada	1,300	141
EnCana	5,400	378
Quebecor World*	6,300	61
Sherritt International	17,300	323
Talisman Energy	16,200	353
Teck Cominco, Cl B	7,200	361

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Canada — continued		
WesternZagros Resources*	200	$ 1
Total Canada		1,791
Denmark — 3.5%		
AP Moeller - Maersk, Cl B (C)	49	679
Carlsberg, Cl B (C)	4,775	646
Danske Bank (C)	2,700	120
Total Denmark		1,445
Finland — 1.1%		
Kesko, Cl B	6,210	373
Orion, Cl B	2,697	69
Total Finland		442
France — 3.5%		
Bouygues	4,003	386
France Telecom	425	16
Peugeot	8,956	835
Technip	2,082	187
Total France		1,424
Germany — 6.1%		
BASF (C)	7,573	1,049
Bayer	2,602	217
Beiersdorf	5,999	476
Daimler	842	92
Hypo Real Estate Holding	171	10
Merck KGaA	83	10
Muenchener Rueckversicherungs	272	52
Salzgitter	914	180
ThyssenKrupp	6,004	400
Total Germany		2,486
Hong Kong — 2.4%		
BOC Hong Kong Holdings	23,500	67
Hong Kong Exchanges and Clearing	7,500	250
Swire Pacific, Cl A (C)	42,000	600
Wharf Holdings	10,000	60
Total Hong Kong		977
Italy — 1.1%		
Telecom Italia	141,492	444
Total Italy		444
Japan — 11.1%		
77 Bank	12,000	81
Chiba Bank	9,000	72
Fukuoka Financial Group	1,000	7
Gunma Bank	11,000	78
Hachijuni Bank	10,000	77
Japan Steel Works	11,000	180
Komatsu	4,600	154
Marubeni	10,000	86
Mitsubishi Electric (C)	38,000	463
Mitsubishi Tanabe Pharma	12,000	138
Mitsubishi UFJ Financial Group	17,100	171
Mizuho Financial Group	18	101
Nikon	8,000	257
Nintendo	300	191
Nippon Mining Holdings	8,000	76
Nippon Oil	26,000	230

Description	Shares	Value (000)
Japan — continued		
Nisshin Steel	2,000	$ 8
Olympus (C)	12,000	500
Sapporo	1	10
Shizuoka Bank	8,000	84
Sojitz	6,100	28
Sony	2,800	138
Sumitomo	9,300	162
Sumitomo Mitsui Financial Group	15	123
Suruga Bank	5,000	66
Takeda Pharmaceutical	8,500	531
Toshiba (C)	64,000	542
Toyota Industries	400	17
Total Japan		4,571
New Zealand — 0.1%		
Auckland International Airport	1,264	3
Fletcher Building (C)	2,342	22
Telecom Corp of New Zealand	5,189	17
Total New Zealand		42
Portugal — 0.5%		
Banco BPI	277	2
Banco Espirito Santo	4,666	114
PT Multimedia Servicos	1,685	23
Sonae Industria*	5,745	70
Total Portugal		209
Singapore — 0.9%		
CapitaMall Trust	63,000	161
Oversea-Chinese Banking	13,000	84
Singapore Telecommunications	19,000	54
Suntec Real Estate Investment Trust	8,000	10
United Overseas Bank	5,000	75
Total Singapore		384
Spain — 1.6%		
Banco Bilbao Vizcaya Argentaria	655	16
Banco Santander (C)	3,597	79
Inditex	3,433	257
Mapfre	35,135	166
Union Fenosa	2,444	163
Total Spain		681
Sweden — 2.2%		
Castellum	19,700	251
Nordea Bank	7,954	142
Volvo, Cl B (C)	26,490	521
Total Sweden		914
Switzerland — 1.9%		
ABB	1,983	60
Swatch Group (C)	2,201	705
Total Switzerland		765
United Kingdom — 8.8%		
3i Group (C)	12,635	286
Anglo American (C)	8,711	606
Balfour Beatty (C)	10,519	109
Barclays (C)	1,780	22
Berkeley Group Holdings (C)*	11,077	393
BT Group (C)	71,593	487

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares/Face Amount(000)	Value (000)
United Kingdom— continued		
Cookson Group	228	$ 4
De La Rue (C)	3,921	67
HBOS (C)	328	6
HSBC Holdings (C)	6,392	127
J Sainsbury	2,445	28
Ladbrokes (C)	49,848	428
Man Group (C)	47,216	580
Michael Page International	17,792	163
Royal Bank of Scotland Group (C)	3,002	32
SSL International (C)	19,501	208
Tesco (C)	4,890	50
Tullett Prebon	220	2
Total United Kingdom		3,598
Total Foreign Common Stock (Cost $19,717)		22,515
FOREIGN PREFERRED STOCK — 3.6%		
Germany — 1.5%		
Henkel KGaA*	1,046	53
Porsche	211	563
Total Germany		616
Italy — 2.1%		
Unipol (C)*	245,276	880
Total Italy		880
Total Foreign Preferred Stock (Cost $1,258)		1,496
TREASURY BILL — 9.2%		
U.S. Treasury Bill (B) 4.808%, 12/13/07	$ 3,775	3,758
Total Treasury Bill (Cost $3,754)		3,758
MONEY MARKET FUND — 1.9%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.110% (A)	768	768
Total Money Market Fund (Cost $768)		768
WARRANT — 0.0%		
Westernzagros Resources	20	—
Total Warrant (Cost $—)		—
Total Investments 123.6% (Cost $46,717) †		50,693
SECURITIES SOLD SHORT — (7.7)%		
Airlines — (0.2)%		
Southwest Airlines	(4,600)	(65)
Total Airlines		(65)

Description	Shares	Value (000)
Auto-Cars/Light Trucks — (0.2)%		
General Motors	(1,600)	$ (63)
Total Auto-Cars/Light Trucks		(63)
Commercial Services — (0.3)%		
Choicepoint*	(2,700)	(106)
Total Commercial Services		(106)
Commercial Services-Finance — (0.1)%		
Western Union	(1,800)	(40)
Total Commercial Services-Finance		(40)
Computers - Peripheral Equipment — (1.3)%		
Lexmark International Group, Cl A*	(12,800)	(537)
Total Computers - Peripheral Equipment		(537)
Computer Services — (0.0)%		
Unisys*	(3,000)	(18)
Total Computer Services		(18)
Internet Infrastructure Software — (0.5)%		
Akamai Technologies*	(4,900)	(192)
Total Internet Infrastructure Software		(192)
Medical-Biomedical/Genetic — (0.2)%		
PDL Biopharma*	(3,600)	(76)
Total Medical-Biomedical/Genetic		(76)
Medical-Hospitals — (0.1)%		
Tenet Healthcare*	(17,100)	(60)
Total Medical-Hospitals		(60)
Office Automation & Equipment — (0.3)%		
Pitney Bowes	(3,400)	(136)
Total Office Automation & Equipment		(136)
Oil Companies-Exploration & Production — (0.2)%		
Southwestern Energy*	(1,200)	(62)
Total Oil Companies-Exploration & Production		(62)
Pipelines — (1.0)%		
Equitable Resources	(7,600)	(428)
Total Pipelines		(428)
Retail-Restaurants — (1.3)%		
Wendy's International	(15,300)	(532)
Total Retail-Restaurants		(532)
Telephone-Integrated — (0.1)%		
Level 3 Communications*	(19,000)	(58)
Total Telephone-Integrated		(58)
Therapeutics — (0.9)%		
Amylin Pharmaceticals*	(1,900)	(86)
Gilead Sciences*	(6,000)	(277)
Total Therapeutics		(363)

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Web Portals/ISP — (1.0)%		
Yahoo*	(13,000)	$ (405)
Total Web Portals/ISP		(405)
Total Securities Sold Short		
(Proceeds $(3,080))		(3,141)
FOREIGN SECURITIES SOLD SHORT — (11.0)%		
Australia — (0.9)%		
AGL Energy	(20,034)	(226)
Billabong International	(3,045)	(43)
Bluescope Steel	(12,063)	(120)
Toll Holdings	(13)	—
Total Australia		(389)
Austria — (1.1)%		
Oest Elektrizatswits, Cl A	(7,107)	(471)
Total Austria		(471)
Canada — (3.0)%		
Harry Winston Diamond	(1,500)	(66)
Eldorado Gold*	(36,900)	(258)
Gildan Activewear*	(1,400)	(64)
Kinross Gold*	(4,700)	(93)
Niko Resources	(4,200)	(471)
Opti Canada*	(11,100)	(224)
Saputo	(600)	(37)
UTS Energy*	(4,000)	(26)
Total Canada		(1,239)
France — (0.8)%		
Lagardere Groupe	(2,162)	(183)
M6- Metropole Television	(2,708)	(80)
Pernod Ricard	(267)	(62)
Total France		(325)
Germany — (0.9)%		
Puma Ag Rudolf Dassler Sport	(782)	(337)
Total Germany		(337)
Japan — (2.4)%		
Autobac Seven	(1,300)	(30)
Casio Computer	(15,300)	(144)
Circle K Sunkus	(2,900)	(44)
Hoya	(6,400)	(233)
Marui	(9,900)	(103)
Meitec	(5,000)	(147)
Nippon Shokubai	(22,000)	(217)
Rakuten	(42)	(21)
Sankyo	(1,400)	(60)
Total Japan		(999)
Norway — (0.9)%		
Norske Skogindustrier	(30,600)	(339)
Renewable Energy*	(950)	(49)
Total Norway		(388)

Description	Shares/Contracts	Value (000)
Singapore — (0.7)%		
Smrt	(225,000)	$ (276)
Total Singapore		(276)
Switzerland — (0.3)%		
Logitech International*	(3,071)	(107)
Total Switzerland		(107)
Total Foreign Securities Sold Short		
(Proceeds $(4,132))		(4,531)
WRITTEN OPTION CONTRACTS — (2.8)%		
Amex Broker		
November 2007 Call 230	(88)	(101)
Amex Interactive Index		
November 2007 Call 250	(64)	(72)
Amex Natural Gas Index		
November 2007 Call 540	(26)	(100)
Amex S&P 400 Midcap		
November 2007 Call 890	(23)	(64)
Cboe S&P Small Cap 600		
November 2007 Call 425	(48)	(47)
Morgan Stanley Cycle		
November 2007 Call 1,040	(19)	(68)
Phlx Bank Index		
November 2007 Call 100	(198)	(99)
Phlx E-S Oil Services Index		
November 2007 Call 285	(70)	(76)
Phlx Semiconductor Index		
November 2007 Call 480	(42)	(14)
Phlx Utility Index		
November 2007 Call 535	(19)	(63)
The Street.com Net Index		
November 2007 Call 300	(68)	(73)
S&P 500 Index		
November 2007 Call 1,540	(133)	(362)
Total Written Option Contracts		
(Proceeds $(829))		(1,139)
Other Assets and Liabilities, Net (2.1%)		(855)
Total Net Assets 100.0%		$ 41,027

* Non-income producing security.
(A) The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.
(B) All or portion of this security is held as collateral on open future contracts or open written option contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.
(C) All or a portion of this security is held as collateral for securities sold short.

Cl — Class
ISP— Internet Service Provider

Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

† At October 31, 2007, the tax basis cost
  of the Fund's investments was $46,717,213 and the
  unrealized appreciation and depreciation
  were $4,609,202 and $(633,125) respectively.

For information regarding the Fund's
  policy regarding valuation of
  investments and other significant
  accounting policies, please refer to
  the Fund's most recent semi-annual
  or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

As of October 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date		Currency to Deliver		Currency to Receive	Unrealized Appreciation/ (Depreciation)
11/2/2007	EUR	(18,104)	USD	26,141	($87)
11/5/2007	EUR	(90,350)	USD	130,456	(445)
11/2/2007	HKD	(947,739)	USD	122,202	(85)
11/5/2007	CAD	(55,269)	USD	58,172	(396)
11/5/2007	GBP	(78)	USD	162	1
11/5/2007	JPY	(9,615,591)	USD	83,592	175
11/5/2007	AUD	(5,560)	USD	5,131	(44)
					($881)

AUD — Australian Dollar

CAD — Canadian Dollar

EUR — Euro

GBP — British Pound Sterling

HKD — Hong Kong Dollar

JPY — Japanese Yen

USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual Analytic Global Defensive Equity Fund
October 31, 2007(Unaudited)

The Fund had the following futures contracts open as of
October 31, 2007:

Contract Description	Number of Contracts	Contract Value	Expiration Date	Unrealized Appreciation (Depreciation)
Amsterdam Index	23	3,651,904	11/19/2007	(6,854)
Australian Dollar Currency	123	11,453,760	12/17/2007	895,482
British Pound Currency	26	3,377,562	12/17/2007	84,012
CAC40 Index	43	3,639,865	11/20/2007	37,496
Canadian Dollar Currency	(108)	(11,416,680)	12/18/2007	(900,817)
DAX Index	23	6,713,663	12/21/2007	272,406
DJ Euro Stoxx 50 Index	14	913,497	12/21/2007	41,720
Euro Currency Future	(47)	(8,524,625)	11/20/2007	(375,119)
FTSE 100 Index	(35)	(4,910,347)	12/21/2007	(161,546)
Hang Seng Index	14	2,824,260	11/30/2007	756,955
IBEX 35 Index	11	2,527,417	11/24/2007	72,194
Japanese Yen Currency	(14)	(1,525,300)	12/17/2007	25,550
OMX Index	188	3,510,048	11/26/2007	253,683
S&P 500 Index	(11)	(4,275,975)	12/20/2007	(139,475)
S&P/MIB Index	(10)	(2,946,890)	12/24/2007	(92,650)
S&P/TSE 60 Index	(11)	(1,987,390)	12/24/2007	(92,686)
SPI 200 Index	(27)	(4,269,972)	12/25/2007	(312,809)
Swiss Franc Currency	(42)	(4,552,275)	11/20/2007	(107,088)
TOPIX Index	(7)	(981,056)	12/14/2007	(2,430,000)
				($2,179,546)

SCHEDULE OF INVESTMENTS

Old Mutual Clay Finlay China Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.1%		
Airlines — 0.6%		
Air China, Cl H	400,000	$ 610
Total Airlines		610
Athletic Footwear — 1.1%		
China Hongxing Sports	1,185,000	1,063
Total Athletic Footwear		1,063
Building & Construction-Miscellaneous — 3.8%		
China Communications Construction, Cl H	685,000	2,173
China National Building Material, Cl H	360,000	1,596
Total Building & Construction-Miscellaneous		3,769
Cellular Telecommunications — 10.8%		
China Mobile	521,000	10,771
Total Cellular Telecommunications		10,771
Chemicals-Specialty — 0.9%		
EcoGreen Fine Chemicals Group	1,696,000	875
Total Chemicals-Specialty		875
Coal — 4.1%		
China Coal Energy, Cl H*	286,000	971
China Shenhua Energy, Cl H	480,000	3,093
Total Coal		4,064
Commercial Banks Non-US — 11.8%		
Bank of China, Cl H	1,810,000	1,193
China Construction Bank, Cl H*	4,295,000	4,883
Industrial & Commercial Bank of China, Cl H	5,930,000	5,664
Total Commercial Banks Non-US		11,740
Computers — 1.3%		
Lenovo Group	1,174,000	1,337
Total Computers		1,337
Disposable Medical Products — 1.6%		
Shandong Weigao Group Medical Polymer Cl H	716,000	1,595
Total Disposable Medical Products		1,595
Diversified Operations — 7.7%		
China Merchants Holdings International	192,000	1,354
Beijing Enterprises Holdings	308,000	1,916
China Resources Enterprise	354,000	1,553
Citic Pacific	186,000	1,173
Shanghai Industrial Holdings	279,000	1,646
Total Diversified Operations		7,642
Electric-Generation — 2.1%		
China Resources Power Holdings	436,000	1,631

Description	Shares	Value (000)
Electric-Generation — continued		
Huaneng Power International, Cl H	394,000	$ 463
Total Electric-Generation		2,094
Finance-Other Services — 1.0%		
Hong Kong Exchanges and Clearing	29,500	985
Total Finance-Other Services		985
Gas-Distribution — 1.1%		
Xinao Gas Holdings	596,000	1,134
Total Gas-Distribution		1,134
Life/Health Insurance — 6.6%		
China Life Insurance, Cl H	984,000	6,568
Total Life/Health Insurance		6,568
Machinery-Construction & Mining — 1.0%		
China Infrastructure Machinery Holdings	447,000	993
Total Machinery-Construction & Mining		993
Medical-Biomedical/Genetic — 0.9%		
Mingyuan Medicare Development	5,650,000	866
Total Medical-Biomedical/Genetic		866
Metal-Aluminum — 2.3%		
Midas Holdings	1,950,000	2,341
Total Metal-Aluminum		2,341
Multi-Line Insurance — 3.5%		
Ping An Insurance Group Co of China, Cl H	246,000	3,444
Total Multi-Line Insurance		3,444
Oil Companies-Exploration & Production — 4.5%		
CNOOC	2,095,000	4,528
Total Oil Companies-Exploration & Production		4,528
Oil Companies-Integrated — 8.4%		
China Petroleum & Chemical, CL H	2,710,000	4,315
PetroChina ADR	15,300	4,018
Total Oil Companies-Integrated		8,333
Paper & Related Products — 1.7%		
Lee & Man Paper Manufacturing	238,000	952
Nine Dragons Paper Holdings	293,000	794
Total Paper & Related Products		1,746
Power Conversion/Supply Equipment — 1.2%		
Harbin Power Equipment, Cl H	374,000	1,224
Total Power Conversion/Supply Equipment		1,224
Public Through Fares — 2.9%		
Jiangsu Express, Cl H	1,528,000	1,768
Shenzhen Expressway, Cl H	1,042,000	1,083
Total Public Through Fares		2,851

SCHEDULE OF INVESTMENTS

Old Mutual Clay Finlay China Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Real Estate Operation/Development — 5.6%		
Cheung Kong Holdings	42,000	$ 824
China Everbright International	2,971,000	1,576
China Overseas Land & Investment	204,000	488
Far East Consortium	1,717,795	804
Hang Lung Properties	199,000	957
Sino Land	312,000	978
Total Real Estate Operation/Development		5,627
Retail-Hypermarkets — 0.4%		
Wumart Stores, Cl H	419,000	381
Total Retail-Hypermarkets		381
Retail-Major Department Store — 1.7%		
Parkson Retail Group	145,500	1,661
Total Retail-Major Department Store		1,661
Shipbuilding — 1.4%		
Yangzijiang Shipbuilding Holdings*	787,000	1,402
Total Shipbuilding		1,402
Telecommunication Equipment — 0.9%		
Vtech Holdings	111,000	948
Total Telecommunications Equipment		948
Telecommunication Services — 3.7%		
China Telecom, Cl H	4,238,000	3,665
Total Telecommunications Services		3,665
Transport-Marine — 1.9%		
China COSCO Holdings, Cl H	414,000	1,846
Total Transport-Marine		1,846
Transport-Services — 0.6%		
Tianjin Port Development Holdings	624,000	648
Total Transport-Services		648
Total Common Stock		
(Cost $62,422)		96,751
MONEY MARKET FUND — 0.9%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.110% (A)	913,179	913
Total Money Market Fund		
(Cost $913)		913
Total Investments 98.0%		
(Cost $63,335) †		97,664
Other Assets and Liabilities, Net 2.0%		1,949
Total Net Assets 100.0%		$ 99,613

Cost figures are shown with "000's" omitted.

† At October 31, 2007, the tax basis cost of the Fund's investments was $63,335,084 and the unrealized appreciation and depreciation were $34,634,602 and $(305,432) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

* Non-income producing security.
(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.

ADR — American Depositary Receipt
Cl — Class

SCHEDULE OF INVESTMENTS

Old Mutual Clay Finlay Emerging Markets Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 32.7%		
Brewery — 1.2%		
Cia Cervecerias Unidas ADR	4,190	$ 176
Total Brewery		176
Building & Construction-Miscellaneous — 2.0%		
Orascom Construction Industries GDR	1,580	291
Total Building & Construction-Miscellaneous		291
Cellular Telecommunications — 7.7%		
America Movil, Ser L ADR	4,600	301
Millicom International Cellular*	2,720	320
Tim Participacoes ADR	4,100	190
Turkcell Iletisim Hizmet ADR	6,300	151
Vimpel-Communications ADR	5,550	184
Total Cellular Telecommunications		1,146
Commercial Banks Non-US — 1.8%		
Banco Itau Holding Financeira ADR	9,350	267
Total Commercial Banks Non-US		267
Diversified Minerals — 3.9%		
Cia Vale do Rio Doce ADR	15,400	580
Total Diversified Minerals		580
Electronic Components-Miscellaneous — 2.8%		
AU Optronics ADR	8,239	179
HON HAI Precision Industry GDR	16,032	244
Total Electronic Components-Miscellaneous		423
Electronic Components-Semiconductors — 0.2%		
Samsung Electronics GDR 144A	90	28
Total Electronic Components-Semiconductors		28
Food-Dairy Products — 1.1%		
Wimm-Bill-Dann Foods ADR	1,405	168
Total Food-Dairy Products		168
Food-Retail — 1.1%		
X5 Retail Group GDR*	4,700	170
Total Food-Retail		170
Internet Content – Information/News— 0.5%		
Baidu.com ADR*	200	77
Total Internet Content- Information/News		77
Oil Companies-Exploration & Production — 2.3%		
Gazprom ADR	5,250	262
NovaTek GDR	1,400	81
Total Oil Companies-Exploration & Production		343
Oil Companies-Integrated — 4.1%		
Petroleo Brasileiro ADR	6,460	618
Total Oil Companies-Integrated		618

Description	Shares	Value (000)
Power Conversion/Supply Equipment — 1.0%		
Delta Electronics GDR	7,506	$ 151
Total Power Conversion/Supply Equipment		151
Steel Pipe & Tube — 1.6%		
TMK GDR 144A	5,300	232
Total Steel Pipe & Tube		232
Steel - Producers — 1.4%		
Severstal GDR	8,700	207
Total Steel - Producers		207
Total Common Stock (Cost $3,357)		4,877
FOREIGN COMMON STOCK — 55.6%		
Brazil — 5.2%		
B2W Companhia Global Do Varejo	3,250	176
Banco do Brasil	11,900	216
Localiza Rent A CAR	14,100	167
Porto Seguro	4,900	220
Total Brazil		779
China — 5.2%		
China Life Insurance, Cl H	19,000	127
Harbin Power Equipment, Cl H	90,000	295
Industrial & Commercial Bank of China, Cl H	375,000	358
Total China		780
Hong Kong — 9.9%		
China Everbright International	370,000	196
China Infrastructure Machinery Holdings	79,000	175
China Mobile	26,000	538
China Resources Enterprise	50,000	219
CNOOC	118,000	255
Kingdee International Software Group	118,000	89
Total Hong Kong		1,472
Indonesia — 3.6%		
Bank Rakyat Indonesia	256,000	221
Ciputra Development*	1,343,000	134
PT Astra International	66,000	188
Total Indonesia		543
Malaysia — 1.8%		
SP Setia	31,000	73
WCT Engineering	77,000	194
Total Malaysia		267
Mexico — 0.4%		
Corp GEO SAB de CV, Ser B*	16,600	61
Total Mexico		61
Philippines — 3.0%		
Ayala	24,740	359

SCHEDULE OF INVESTMENTS

Old Mutual Clay Finlay Emerging Markets Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Philippines — continued		
Union Bank of Philippines	69,900	$ 81
Total Philippines		440
Russia — 3.4%		
NovaTek GDR	3,600	207
Sberbank	71,000	307
Total Russia		514
South Africa — 6.6%		
Anglo Platinum	1,261	218
MTN Group	14,500	284
Standard Bank Group	14,400	263
Truworths International	42,700	217
Total South Africa		982
South Korea — 8.6%		
Daegu Bank	9,800	174
LG Chem	1,640	205
Samsung Electronics	250	154
Samsung Engineering	2,130	287
SK Energy	1,220	281
SSCP	4,400	182
Total South Korea		1,283
Taiwan — 2.7%		
Alpha Networks	1	—
Foxconn Technology	6,000	72
Powertech Technology	45,800	187
TXC	66,702	138
Total Taiwan		397
Thailand — 2.9%		
CP ALL	453,000	135
Home Product Center	180,000	27
Kasikornbank	103,000	274
Total Thailand		436
Turkey — 2.3%		
Asya Katilim Bankasi*	20,600	177
BIM Birlesik Magazalar	2,000	165
Total Turkey		342
Total Foreign Common Stock		
(Cost $6,017)		8,296
Money Market Fund — 1.3%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.110% (A)	186,919	187
Total Cash Equivalent		
(Cost $187)		187
WARRANTS — 9.5%		
Bharat Heavy Electricals 144A, expires 05/12/08*	2,550	170
Bharti Airtel 144A, expires 10/28/08*	9,200	237
Grasim Industries 144A, expires 05/29/09*	1,650	156
Infosys Technologies 144A, expires 08/21/09*	3,950	185

Description	Shares	Value (000)
WARRANTS — continued		
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	11,200	$ 145
Maruti Suzuki 144A, expires 09/03/12*	7,100	195
Nicholas Piramal 144A, expires 10/26/09*	27,100	208
Universal Scientific Industrial 144A, expires 06/04/12*	163,984	123
Total Warrants		
(Cost $1,050)		1,419
Total Investments 99.1%		
(Cost $10,611) †		14,779
Other Assets and Liabilities, Net 0.9%		142
Total Net Assets 100.0%		$ 14,921

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On October 31, 2007, the value of these securities amounted to $1,679(000), representing 11.3% of the net assets of the Fund.

(A) The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007
ADR — American Depositary Receipt
Cl — Class
GDR — Global Depositary Receipt
Ser — Series
 Cost figures are shown with "000's" omitted.

Amounts designated as "-" are either $0 or have been rounded to $0.

† At October 31, 2007, the tax basis cost of the Fund's investments was $10,611,228, and the unrealized appreciation and depreciation were $4,196,640 and $(28,550) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Copper Rock Emerging Growth Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 90.2%		
Aerospace/Defense-Equipment — 2.8%		
AAR*	20,707	$ 664
B/E Aerospace*	29,895	1,486
Total Aerospace/Defense-Equipment		2,150
Apparel Manufacturers — 0.8%		
Gymboree*	18,623	634
Total Apparel Manufacturers		634
Applications Software — 1.0%		
Nuance Communications*	33,721	746
Total Applications Software		746
Audio/Video Products — 0.8%		
DTS*	21,256	604
Total Audio/Video Products		604
Auto/Truck Parts & Equipment-Original — 0.4%		
Amerigon*	16,602	326
Total Auto/Truck Parts & Equipment-Original		326
Commercial Services — 1.3%		
ExlService Holdings*	37,319	1,008
Total Commercial Services		1,008
Computer Services — 0.8%		
Syntel	14,114	601
Total Computer Services		601
Computer Software — 2.4%		
Double-Take Software*	51,796	1,234
Omniture*	17,100	584
Total Computer Software		1,818
Computers-Integrated Systems — 0.8%		
Riverbed Technology*	17,252	583
Total Computers-Integrated Systems		583
Consulting Services — 4.8%		
Advisory Board*	18,152	1,165
FTI Consulting*	32,322	1,755
Huron Consulting Group*	11,201	782
Total Consulting Services		3,702
Data Processing/Management — 0.7%		
Commvault Systems*	27,234	554
Total Data Processing/Management		554
Diagnostic Equipment — 0.6%		
Hansen Medical*	11,925	463
Total Diagnostic Equipment		463
E-Commerce/Products — 0.4%		
Blue Nile*	3,544	280
Total E-Commerce/Products		280

Description	Shares	Value (000)
E-Commerce/Services — 1.6%		
priceline.com*	13,071	$ 1,217
Total E-Commerce/Services		1,217
E-Marketing/Information — 0.5%		
Constant Contact*	16,841	419
Total E-Marketing/Information		419
E-Services/Consulting — 2.6%		
GSI Commerce*	41,056	1,170
Perficient*	43,741	824
Total E-Services/Consulting		1,994
Educational Software — 0.8%		
Blackboard*	13,179	658
Total Educational Software		658
Electronic Design Automation — 2.4%		
Comtech Group*	54,394	1,170
Magma Design Automation*	46,222	688
Total Electronic Design Automation		1,858
Electronic Measuring Instruments — 1.4%		
Itron*	10,277	1,105
Total Electronic Measuring Instruments		1,105
Electronic Security Devices — 1.0%		
Taser International*	47,889	797
Total Electronic Security Devices		797
Enterprise Software/Services — 1.8%		
Taleo, Cl A*	24,373	681
Ultimate Software Group*	21,570	745
Total Enterprise Software/Services		1,426
Finance-Other Services — 1.8%		
FCStone Group*	19,534	688
GFI Group*	8,313	718
Total Finance-Other Services		1,406
Gambling (Non-Hotel) — 1.2%		
Pinnacle Entertainment*	30,900	902
Total Gambling (Non-Hotel)		902
Hotels & Motels — 0.4%		
Morgans Hotel Group*	14,306	326
Total Hotels & Motels		326
Import/Export — 0.1%		
Castle Brands*	33,285	102
Total Import/Export		102
Insurance Brokers — 1.2%		
eHealth*	32,617	911
Total Insurance Brokers		911

SCHEDULE OF INVESTMENTS

Old Mutual Copper Rock Emerging Growth Fund
October 31, 2007 (Unaudited)

Description	Shares	Value (000)
Internet Application Software — 2.9%		
DealerTrack Holdings*	37,217	$ 1,827
Vocus*	10,661	384
Total Internet Application Software		2,211
Internet Financial Services — 3.0%		
Authorize.Net Holdings*	91,811	2,146
Online Resources	19,219	177
Total Internet Financial Services		2,323
Investment Management/Advisory Services — 2.0%		
Affiliated Managers Group*	11,599	1,526
Total Investment Management/Advisory Services		1,526
Marine Services — 0.6%		
Aegean Marine Petroleum Network	10,565	433
Total Marine Services		433
Medical Imaging Systems — 0.6%		
IRIS International*	23,670	436
Total Medical Imaging Systems		436
Medical Instruments — 2.5%		
Abaxis*	15,297	449
Conceptus*	51,182	1,122
Trans1*	12,972	324
Total Medical Instruments		1,895
Medical Laser Systems — 0.9%		
Cynosure, Cl A*	18,599	707
Total Medical Laser Systems		707
Medical-Biomedical/Genetic — 5.1%		
Alexion Pharmaceuticals*	15,018	1,149
AMAG Pharmaceuticals*	8,418	550
Illumina*	9,779	549
Keryx Biopharmaceuticals*	54,133	558
Lifecell*	26,514	1,168
Total Medical-Biomedical/Genetic		3,974
Medical-Drugs — 1.2%		
Indevus Pharmaceuticals*	68,427	527
Medicis Pharmaceutical, Cl A	13,820	410
Total Medical-Drugs		937
Medical-Nursing Homes — 0.7%		
Skilled Healthcare Group, Cl A*	33,781	553
Total Medical-Nursing Homes		553
Metal Processors & Fabricators — 1.4%		
Ladish*	23,103	1,060
Total Metal Processors & Fabricators		1,060
Networking Products — 1.3%		
Atheros Communications*	11,488	403
Switch & Data Facilities*	32,272	635
Total Networking Products		1,038

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 3.4%		
Arena Resources*	23,402	$ 854
ATP Oil & Gas*	17,391	997
Parallel Petroleum*	38,370	786
Total Oil Companies-Exploration & Production		2,637
Oil Field Machinery & Equipment — 3.0%		
Dresser-Rand Group*	28,936	1,120
T-3 Energy Services*	24,733	1,175
Total Oil Field Machinery & Equipment		2,295
Oil-Field Services — 0.8%		
W-H Energy Services*	10,840	624
Total Oil-Field Services		624
Physical Therapy/Rehabilitation Centers — 2.4%		
Psychiatric Solutions*	46,861	1,856
Total Physical Therapy/Rehabilitation Centers		1,856
Pollution Control — 0.4%		
Fuel Tech*	10,960	324
Total Pollution Control		324
Printing-Commercial — 1.3%		
VistaPrint*	21,549	1,025
Total Printing-Commercial		1,025
Private Corrections — 0.9%		
Geo Group*	21,063	666
Total Private Corrections		666
Publishing-Newspapers — 0.8%		
Dolan Media*	21,513	581
Total Publishing-Newspapers		581
Retail-Restaurants — 0.4%		
BJ's Restaurants*	15,083	298
Total Retail-Restaurants		298
Retail-Sporting Goods — 0.4%		
Zumiez*	8,282	347
Total Retail-Sporting Goods		347
Schools — 5.0%		
Capella Education*	21,132	1,310
New Oriental Education & Technology Group ADR*	11,440	1,024
Strayer Education	8,079	1,507
Total Schools		3,841
Semiconductor Components-Integrated Circuits — 0.8%		
Anadigics*	39,842	588
Total Semiconductor Components-Integrated Circuits		588

SCHEDULE OF INVESTMENTS

Old Mutual Copper Rock Emerging Growth Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Semiconductor Equipment — 1.5%		
Tessera Technologies*	29,940	$ 1,143
Total Semiconductor Equipment		1,143
Telecommunications Equipment — 0.8%		
OpNext*	49,924	594
Total Telecommunications Equipment		594
Telecommunications Services — 3.2%		
Cbeyond*	11,719	458
Orbcomm*	82,406	680
Time Warner Telecom, Cl A*	57,134	1,328
Total Telecommunications Services		2,466
Theaters — 1.0%		
National CineMedia	28,698	773
Total Theaters		773
Therapeutics — 1.0%		
Theravance*	31,748	794
Total Therapeutics		794
Transactional Software — 1.9%		
Innerworkings*	63,528	1,022
VeriFone Holdings*	8,658	428
Total Transactional Software		1,450
Transport-Marine — 0.5%		
Paragon Shipping, Cl A	16,590	416
Total Transport-Marine		416
Web Hosting/Design — 1.6%		
Equinix*	10,804	1,260
Total Web Hosting/Design		1,260
Wireless Equipment — 1.5%		
Aruba Networks*	40,639	776
Globecomm Systems*	25,842	399
Total Wireless Equipment		1,175
Wound, Burn & Skin Care — 1.0%		
Obagi Medical Products*	36,053	787
Total Wound, Burn & Skin Care		787
Total Common Stock (Cost $54,804)		69,623
INVESTMENT COMPANY — 4.3%		
Index Fund-Growth-Small Cap — 4.3%		
iShares Russell 2000 Growth Index Fund	36,736	3,286
Total Investment Company (Cost $3,120)		3,286

Description	Shares	Value (000)
MONEY MARKET FUND — 6.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.060% (A)	4,858,637	$ 4,859
Total Money Market Fund (Cost $4,859)		4,859
Total Investments 100.8% (Cost $62,783) †		77,768
Other Assets and Liabilities, Net (0.8%)		(643)
Total Net Assets 100.0%		$ 77,125

* Non-income producing security.
(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.
ADR — American Depositary Receipt
Cl — Class

Cost figures are shown with "000's" omitted.
† At October 31, 2007, the tax basis cost of the Fund's investments was $62,783,310 and the unrealized appreciation and depreciation were $16,373,648 and $(1,388,971) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual International Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 1.9%		
Applications Software — 0.5%		
Infosys Technologies ADR	1,750	$ 89
Total Applications Software		89
Internet Content – Information/News — 0.5%		
Baidu.com ADR*	240	91
Total Internet Content – Information/News		91
Oil Companies-Exploration & Production — 0.4%		
NovaTek OAO GDR	1,050	61
Total Oil Companies-Exploration & Production		61
Oil Companies-Integrated — 0.5%		
Petroleo Brasileiro ADR	1,000	96
Total Oil Companies-Integrated		96
Total Common Stock		
(Cost $293)		337
FOREIGN COMMON STOCK — 92.6%		
Australia — 4.2%		
AJ Lucas Group	21,584	74
Ausenco	1,191	17
BHP Billiton	8,219	358
Caltex Australia	1,565	31
Commonwealth Bank of Australia	1,321	76
CopperCo*	3,710	4
Dominion Mining	14,857	86
Leighton Holdings	590	34
McPherson's	3,832	12
Qantas Airways	1,282	7
QBE Insurance Group	228	7
Santos	1,111	15
Woolworths	1,310	41
Total Australia		762
Austria — 2.4%		
OMV	1,238	93
Voestalpine	2,552	230
Wiener Staedtische Versicherung	1,650	122
Total Austria		445
Belgium — 1.4%		
Delhaize Group	1,239	118
Dexia	3,783	122
InBev	214	20
Total Belgium		260
Canada — 0.8%		
Canadian Imperial Bank of Commerce	700	76
Teck Cominco, Cl B	919	46
TELUS	400	23
Total Canada		145
Denmark — 1.6%		
Norden	1,350	167
Novo Nordisk, Cl B	1,000	125

Description	Shares	Value (000)
Denmark — continued		
Sydbank	200	$ 9
Total Denmark		301
Finland — 0.8%		
Metso	100	6
Nokia	3,500	139
Total Finland		145
France — 8.5%		
Accor	2,200	211
Air France-KLM	1,096	42
Alstom	900	213
AXA	3,366	151
BNP Paribas	718	80
France Telecom	2,452	91
Groupe Danone	2,200	189
PPR	1,080	215
Rallye	288	22
Sanofi-Aventis	51	4
Societe Generale	1,575	266
Total	923	75
Total France		1,559
Germany — 11.9%		
Bayer	2,200	184
Beiersdorf	725	57
Commerzbank	4,436	188
Daimler	424	46
Deutsche Lufthansa	5,447	161
E.ON	1,100	215
Koenig & Bauer	602	21
Linde	1,260	160
MAN	1,359	243
Metro	1,950	177
Salzgitter	62	12
SAP	3,900	211
Siemens	1,470	199
ThyssenKrupp	2,098	140
Volkswagen	593	170
Total Germany		2,184
Greece — 1.2%		
National Bank of Greece	3,200	224
Total Greece		224
Hong Kong — 3.4%		
ASM Pacific Technology	7,000	55
China Grand Forestry Resources Group*	60,000	21
Hang Lung Properties	27,000	130
Hong Kong Exchanges and Clearing	3,500	117
Mandarin Oriental International	27,000	68
Sun Hung Kai Properties	9,000	172
Vtech Holdings	7,401	63
Total Hong Kong		626
Ireland — 0.5%		
CRH	2,450	94
Total Ireland		94

SCHEDULE OF INVESTMENTS

Old Mutual International Equity Fund
October 31, 2007(Unaudited)

Description	Shares	Value (000)
Italy — 4.0%		
Banca Popolare dell'Emilia Romagna	169	$ 4
ENI	6,445	236
Indesit	3,886	69
KME Group*	4,669	13
Saipem	4,950	220
UniCredito Italiano	21,300	183
Total Italy		725
Japan — 17.1%		
Ajis	200	5
Aloka	800	12
Aucnet	500	10
Canon	50	2
Cosmos Initia	6,000	22
Daito Bank	13,000	16
East Japan Railway	14	115
FUJIFILM Holdings	4,800	230
Haruyama Trading	1,500	12
Haseko*	500	1
Honda Motor	400	15
KDDI	22	166
Komatsu	4,700	158
Makita	1,700	82
Marubeni	18,000	154
Mitsui	7,000	182
Nikon	5,000	160
Nintendo	1,100	699
Nippon Electric Glass	6,500	110
Nippon Mining Holdings	8,000	76
Nisca	400	4
Nomura Holdings	8,700	155
Omikenshi*	11,000	9
San-A	2,600	83
Sato Restaurant Systems	3,000	19
Segami Medics	1,900	38
Sumitomo	3,200	56
Sumitomo Pipe & Tube	11,000	87
Takara Leben	300	3
Toyota Motor	3,300	189
Watabe Wedding	2,900	43
Yamada Denki	1,520	157
Yamato Kogyo	800	37
Yaoko	1,500	39
Total Japan		3,146
Luxembourg — 0.6%		
Millicom International Cellular*	950	112
Total Luxembourg		112
Netherlands — 7.5%		
ASML Holding	4,933	172
Draka Holding	1,141	50
Gamma Holding	88	7
Heineken	3,327	234
Hunter Douglas	529	49
ING Groep	9,523	430
Royal Dutch Shell, Cl A	9,981	438
TNT	52	2
Total Netherlands		1,382
New Zealand — 0.9%		
Air New Zealand	38,915	64

Description	Shares	Value (000)
New Zealand — continued		
Fletcher Building	11,495	$ 106
Telecom Corp of New Zealand	990	3
Total New Zealand		173
Norway — 0.3%		
Belships	5,500	31
Cermaq	100	1
Norsk Hydro	1,900	28
Total Norway		60
Russia — 0.4%		
NovaTek GDR	1,250	72
Total Russia		72
Singapore — 1.4%		
Jardine Cycle & Carriage	10,000	146
Neptune Orient Lines	15,000	54
Singapore Telecommunications	10,450	30
Swiber Holdings*	9,000	23
Total Singapore		253
Spain — 2.4%		
Banco Bilbao Vizcaya Argentaria	1,466	37
Banco Santander	9,406	206
Telefonica	5,950	197
Total Spain		440
Sweden — 2.2%		
Electrolux, Ser B	4,600	89
Ericsson, Cl B	39,000	117
JM	800	18
Volvo, Cl B	9,335	184
Total Sweden		408
Switzerland — 5.2%		
Bell Holding	19	33
Credit Suisse Group	256	17
Julius Baer Holding	2,350	204
Nestle	460	212
Nobel Biocare Holding	290	85
Roche Holding	880	150
Swatch Group	5	2
UBS	2,200	118
Walter Meier, Cl A	49	11
Zurich Financial Services	376	114
Total Switzerland		946
United Kingdom — 13.9%		
3i Group	6,037	137
Amec	1,867	33
Anglo American	290	20
AstraZeneca	2,320	114
Barclays	3,636	46
BT Group	37,022	252
Cadbury Schweppes	16,700	222
Centrica	4,964	38
Character Group	2,728	11
Colliers CRE	3,314	6
Fiberweb	6,486	7
HBOS	14,576	266
Imperial Tobacco Group	193	10

SCHEDULE OF INVESTMENTS

Old Mutual International Equity Fund
October 31, 2007(Unaudited)

Description	Shares		Value (000)
United Kingdom — continued			
Kazakhmys	878	$	27
Lonmin	1,700		122
Marks & Spencer Group	3,849		52
Mondi*	3,863		36
National Grid	5,835		97
Persimmon	904		20
Petrofac	3,007		32
Renew Holdings	3,467		8
Rio Tinto	1,900		178
Royal Bank of Scotland Group	14,793		160
Shire	769		19
Standard Chartered	3,700		144
Tenon Group	7,109		9
Tesco	20,400		207
THUS Group	13,431		41
Vodafone Group	63,000		248
Total United Kingdom			2,562
Total Foreign Common Stock			
(Cost $14,419)			17,024
FOREIGN PREFERRED STOCK — 2.2%			
Germany — 2.2%			
Fresenius	2,400		191
Porsche	82		218
Total Germany			409
Total Foreign Preferred Stock			
(Cost $318)			409
MONEY MARKET FUND — 2.7%			
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.110% (A)	502,399		502
Total Money Market Fund			
(Cost $502)			502
Total Investments 99.4%			
(Cost $15,532) †			18,272
Other Assets and Liabilities, Net 0.6%			111
Total Net Assets 100.0%		$	18,383

* Non-income producing security.
(A) The rate reported on the Schedule of Investments represents the 7-day effective yield as of October 31, 2007.

ADR — American Depository Receipt
Cl — Class
GDR - Global Depository Receipt
Ser — Series
Cost figures are shown with "000's" omitted.

† At October 31, 2007, the tax basis cost of the Fund's investments was $15,532,493 and the unrealized appreciation and depreciation were $3,054,437 and $(314,751) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.